Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

BALMORAL SWAN PARENT, INC., a Delaware corporation,

BALMORAL SWAN MERGERSUB, INC., a Delaware corporation,

and

TRECORA RESOURCES, a Delaware corporation

Dated as of May 11, 2022

TABLE OF CONTENTS

ARTICLE 1 THE OFFER		3

1.1	The Offer	3
1.2	Company Actions	7

ARTICLE 2 THE MERGER		9

2.1	The Merger	9
2.2	Closing and Effective Time of the Merger	10
2.3	Governance Matters	10

ARTICLE 3 CONVERSION OF SECURITIES IN THE MERGER		10

3.1	Conversion of Securities	10
3.2	Payment for Securities; Surrender of Certificates	11
3.3	Dissenting Shares	15
3.4	Treatment of Company Equity Awards	15
3.5	Withholding Rights	17
3.6	Further Actions	17

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE COMPANY		17

4.1	Organization and Qualification; Subsidiaries	18
4.2	Capitalization	19
4.3	Authority	20
4.4	No Conflict	20
4.5	Required Filings and Consents	21
4.6	Permits; Compliance with Law	21
4.7	SEC Filings; Financial Statements	22
4.8	Internal Controls	23
4.9	No Undisclosed Liabilities	24
4.10	Absence of Certain Changes or Events	24
4.11	Employee Benefit Plans	24
4.12	Labor Matters	26
4.13	Contracts	28
4.14	Litigation	30
4.15	Environmental Matters	30
4.16	Intellectual Property	31

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4.17	Tax Matters	32
4.18	Real Property; Title to Assets	34
4.19	Insurance	35
4.20	Opinion of Financial Advisor	36
4.21	Schedule 14D-9; Schedule TO	36
4.22	Brokers	36
4.23	State Takeover Statutes	36
4.24	Affiliate Transactions	37
4.25	Corrupt Practices; Sanctions	37
4.26	No Other Representations or Warranties	38

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		39

5.1	Organization and Qualification	39
5.2	Authority	39
5.3	No Conflict	39
5.4	Required Filings and Consents	40
5.5	Litigation	40
5.6	Schedule TO; Schedule 14D-9	40
5.7	Brokers	41
5.8	Ownership of Company Capital Stock	41
5.9	Ownership of Merger Sub	41
5.10	Solvency	41
5.11	Absence of Certain Arrangements	42
5.12	Financing	42
5.13	No Other Representations or Warranties	44

ARTICLE 6 COVENANTS		45

6.1	Conduct of Business by the Company and Parent Pending the Closing	45
6.2	Access to Information; Confidentiality	50
6.3	No Solicitation by the Company	51
6.4	Efforts	54
6.5	Merger	57
6.6	Public Announcements	57
6.7	Employee Benefit Matters	58

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6.8	Indemnification of Directors and Officers	60
6.9	Takeover Statutes	61
6.10	Section 16 Matters	62
6.11	Stockholder Litigation	62
6.12	Stock Exchange Delisting and Deregistration	62
6.13	14D-10 Matters	62
6.14	Payoff Letter	63
6.15	Financing Cooperation	63
6.16	Financing	65
6.17	Notification of Certain Matters	69

ARTICLE 7 CONDITIONS TO CONSUMMATION OF THE MERGER		71

7.1	Purchase of Company Shares	71
7.2	No Injunctions or Restraints; Illegality	71

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		71

8.1	Termination	71
8.2	Effect of Termination	73
8.3	Fees and Expenses	74

ARTICLE 9 GENERAL PROVISIONS		76

9.1	Amendment	76
9.2	Waiver	77
9.3	Non-Survival of Representations and Warranties	77
9.4	Fees and Expenses	77
9.5	Notices	77
9.6	Certain Definitions	78
9.7	Terms Defined Elsewhere	90
9.8	Headings	92
9.9	Severability	92
9.10	Entire Agreement	93
9.11	Assignment	93
9.12	No Third-Party Beneficiaries	93
9.13	Mutual Drafting; Interpretation	93
9.14	Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury	94
9.15	Counterparts	96
9.16	Specific Performance	96
9.17	Non-Recourse	97

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 11, 2022 (this “Agreement”), is made by and among BALMORAL SWAN PARENT, INC., a Delaware corporation (“Parent”); BALMORAL SWAN MERGERSUB, INC., a Delaware corporation and a wholly owned, direct subsidiary of Parent (“Merger Sub”); and TRECORA RESOURCES, a Delaware corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 9.6 or as otherwise defined elsewhere in this Agreement, unless the context clearly indicates otherwise.

WHEREAS, Parent has agreed to cause Merger Sub to, and Merger Sub has agreed to, commence a cash tender offer (as it may be extended, amended or supplemented from time to time in accordance with this Agreement, the “Offer”) to acquire any and all of the outstanding shares of common stock, par value $0.10 per share, of the Company (the “Company Shares”), at a price of $9.81 per Company Share, net to the holder thereof, in cash, without interest thereon (such amount, or any other amount per Company Share that may be paid pursuant to the Offer or the Merger in accordance with this Agreement, being hereinafter referred to as the “Offer Price”), all upon the terms and subject to the conditions set forth herein;

WHEREAS, as soon as practicable following the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), without a vote or approval of the Company’s stockholders in accordance with Section 251(h) of the DGCL, and each Company Share that is not validly tendered and irrevocably accepted pursuant to the Offer (other than Cancelled Shares and Dissenting Shares) will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, and the Company will survive the Merger as a wholly owned Subsidiary of Parent, all upon the terms and subject to the conditions set forth herein;

WHEREAS, the parties intend for the Merger to be governed by, and effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer under, Section 251(h) of the DGCL pursuant to the terms of this Agreement;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously, upon the terms and subject to the conditions set forth herein, (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into this Agreement; (ii) approved and declared advisable the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer and the Merger and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained herein; (iii) resolved that this Agreement and the Merger be governed by Section 251(h) of the DGCL and (iv) resolved, subject to the terms and conditions set forth in this Agreement, to recommend that the Company Stockholders accept the Offer and tender their Company Shares to Merger Sub pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent and the board of directors of Merger Sub have (i) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement; and (ii) approved the execution and delivery by Parent and Merger Sub, respectively, of this Agreement, the performance by Parent and Merger Sub, respectively, of their respective covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein;

WHEREAS, the sole stockholder of Merger Sub has delivered a written consent as the sole stockholder of Merger Sub in accordance with the DGCL and the certificate of incorporation and bylaws of Merger Sub, approving and adopting this Agreement and the transactions contemplated hereby, including the Offer and the Merger, which consent by its terms is effective immediately following the execution and delivery of this Agreement in accordance with Section 228 of the DGCL;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company Stockholders identified on Section A of the Company Disclosure Schedule (the “Specified Stockholders”) and Parent have entered into separate tender and support agreements substantially in the form attached hereto as Annex B (each, a “Tender and Support Agreement”), which provides, among other things, that each of the Specified Stockholders will, upon the terms and subject to the conditions set forth in the Tender and Support Agreements, tender the Company Shares held by them in the Offer;

WHEREAS, concurrently with the execution of this Agreement, and as a condition for the Company’s willingness to enter into this Agreement, the Investors (as defined herein) have entered into an equity commitment letter (the “Equity Commitment Letter”), dated as of the date hereof, committing the Investors to provide funds equal to the applicable portion of the Required Amount set forth therein in connection with the consummation of the Equity Financing, subject to the terms and conditions set forth therein and herein;

WHEREAS, concurrently with the execution of this Agreement, and as a condition for the Company’s willingness to enter into this Agreement, the Investors are entering into the Limited Guarantee with respect to certain obligations of Parent and Merger Sub under this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the consummation of the Offer and the Merger.

NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties to this Agreement agree as follows:

ARTICLE 1

THE OFFER

1.1 The Offer.

(a) Terms and Conditions of the Offer. Provided that this Agreement shall not have been validly terminated pursuant to Article 8, on or before the date that is 10 Business Days from the date hereof, Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer to purchase all the outstanding Company Shares at a price per Company Share, subject to the terms of Section 1.1(c), equal to the Offer Price, without interest. The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that is disseminated to all the Company Stockholders as and to the extent required by United States federal securities laws and contains the terms and conditions set forth in this Agreement and in Annex A. Each of Parent and Merger Sub shall consummate the Offer, subject to the terms and conditions hereof and thereof. The obligation of Merger Sub to, and of Parent to cause Merger Sub to, irrevocably accept for payment and pay for any Company Shares validly tendered (and not validly withdrawn) pursuant to the Offer shall be subject only to:

(i) the condition (the “Minimum Condition”) that, as of immediately prior to the Expiration Time, there be validly tendered and not withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Company Shares that, together with the Company Shares then owned, if any, by Parent, Merger Sub and any of their respective Affiliates (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h) of the DGCL), represents at least a majority of all then outstanding Company Shares as of the Expiration Time; and

(ii) the other conditions set forth in Annex A (as they may be amended in accordance with this Agreement).

(b) Waiver of Conditions. Parent and Merger Sub expressly reserve the right (but are not obligated to) at any time and from time to time in their sole discretion (subject to this Section 1.1(b)) to waive, in whole or in part, any of the conditions to the Offer, to make any change in the terms of or conditions to the Offer in a manner consistent with this Agreement (including increasing the Offer Price); provided, however, that notwithstanding the foregoing or anything to the contrary set forth herein, without the prior written consent of the Company, Merger Sub shall not (and Parent shall not permit Merger Sub to) (i) waive or modify the Minimum Condition or the Termination Condition, or (ii) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer; (B) decreases the Offer Price (except as pursuant to Section 1.1(c)) or the number of Company Shares sought in the Offer; (C) extends the Offer or extends or otherwise changes the Expiration Time, except as required or permitted by Section 1.1(d); (D) imposes conditions to the Offer other than those set forth in Annex A; (E) modifies or amends any term or condition of the Offer (including those set forth in Annex A) in any manner that is adverse to the Company Stockholders (subject to any right or obligation of Parent or Merger Sub to extend the Offer as permitted or required by Section 1.1(d)), (F) provides for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act or (G) otherwise amends or modifies the terms of the Offer in a manner adverse to the Company Stockholders or in a manner that would reasonably be expected to prevent or materially delay the consummation of the Offer.

(c) Adjustments to the Offer Price. Notwithstanding anything in this Agreement to the contrary, if, at any time occurring on or after the date hereof and prior to the Acceptance Time, any change in the outstanding Equity Interests of the Company shall occur as a result of any reorganization, reclassification, recapitalization, stock split (including a reverse stock split), subdivision or combination, exchange or readjustment of shares, any stock dividend or stock distribution (including any dividend or other distribution of securities convertible into Company Shares) with a record date during such period, or any other similar transaction (including any exercise of Rights (as defined in the Rights Agreement)), the Offer Price will be equitably adjusted to reflect such change in order to (i) provide the holders of each Company Share the same economic effect as contemplated by this Agreement prior to such event, and (ii) provide that the aggregate payments required to be made by Parent and/or Merger Sub pursuant to this Agreement shall not be increased solely as a result of any event set forth above in this Section 1.1(c), including as a result of the adoption of the Rights Agreement or the issuance of the Rights by the Company as contemplated by the Rights Agreement; provided, that nothing in this Section 1.1(c) shall be construed to permit the Company or any of its Subsidiaries to take any such action without the consent of Parent if such consent is prohibited by the terms of this Agreement.

(d) Expiration and Extension of the Offer.

(i) Unless the Offer is extended pursuant to and in accordance with this Agreement, the Offer shall initially be scheduled to expire at 11:59 p.m., New York City time, on the twentieth (20th) Business Day following (and including the day of) the commencement of the Offer (determined pursuant to Rule 14(d)-1(g)(3) promulgated under the Exchange Act) (as such date and time may be extended, the “Expiration Time”), unless otherwise agreed to in writing by Parent and the Company. In the event that the Offer is extended pursuant to and in accordance with this Agreement, then the Offer shall expire on the date and at the time to which the Offer has been so extended.

(ii) Notwithstanding the provisions of Section 1.1(d)(i) or anything to the contrary set forth in this Agreement, unless this Agreement has been terminated in accordance with its terms:

(A) Merger Sub shall extend the Offer for any period required by any Law or Order, or any rule, regulation, interpretation or position of the SEC or its staff or the NYSE or as may be necessary to resolve any comments of the SEC or the staff or the NYSE, in each case, as applicable to the Offer (including for the avoidance of doubt the Schedule 14D-9 or the other Offer Documents).

(B) If, as of any then-scheduled Expiration Time, any of the conditions to the Offer set forth in Annex A are not satisfied or waived (if permitted hereunder), Merger Sub may (and, if requested by the Company, shall, and Parent shall cause Merger Sub to), extend the Offer for one or more successive extension periods of up to 10 Business Days each (with each such period to end at 11:59 p.m. (New York City time) on the last Business Day of such period) (or any other period as may be approved in advance by the Company) in order to permit the satisfaction of all of the conditions to the Offer; provided, however, that if the sole then-unsatisfied condition to the Offer is the Minimum Condition, Merger Sub shall not be required (but in its sole discretion may elect) to extend the Offer for more than three occasions in consecutive periods of 10 Business Days each (each such period to end at 11:59 p.m. (New York City time) on the last Business Day of such period) (or such other period as may be approved in advance by the parties).

(C) If, at the then-scheduled Expiration Time, the Company brings or shall have brought any action in accordance with Section 9.16 to enforce specifically the performance of the terms and provisions of this Agreement by Parent or Merger Sub, the Expiration Time shall be extended, subject to Section 1.1(d)(v), (x) for the period during which such action is pending or (y) by such other time period established by the court presiding over such action, as the case may be.

(iii) Neither Parent nor Merger Sub shall extend the Offer in any manner other than pursuant to and in accordance with the provisions of Section 1.1(d)(ii) without the prior written consent of the Company.

(iv) Neither Parent nor Merger Sub shall terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless this Agreement is validly terminated in accordance with Article 8, in which case Merger Sub shall (and Parent shall cause Merger Sub to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one Business Day) after such termination of this Agreement.

(v) Notwithstanding any other provision in this Agreement to the contrary, (A) in no event shall Parent or Merger Sub be required to extend the Offer beyond the Outside Date; and (B) any extension made pursuant to Section 1.1(d)(ii) shall not be deemed to impair, limit, or otherwise restrict in any manner the rights of the parties hereto to terminate this Agreement pursuant to the terms of Article 8.

(vi) If the Offer is terminated or withdrawn by Merger Sub, or this Agreement is terminated in accordance with Article 8, prior to the Acceptance Time, Merger Sub shall, and Parent shall cause Merger Sub to, promptly return or cause to be returned, in accordance with applicable Law, all tendered Company Shares to the registered holders thereof.

(vii) The Company agrees that no Company Shares held by the Company or any of its Subsidiaries will be tendered pursuant to the Offer.

(e) Payment for Company Shares. On the terms and subject to the conditions set forth in this Agreement and the Offer, including the satisfaction of all conditions to the Offer set forth in Annex A, Merger Sub shall (and Parent shall cause Merger Sub to), at or as promptly as practicable following the Expiration Time (as it may be extended in accordance with Section 1.1(d)(ii)), but in any event within one Business Day hereof, irrevocably accept for payment, and, at or promptly following the Acceptance Time, but in any event within three Business Days thereof, pay for, all Company Shares that are validly tendered and not withdrawn pursuant to the Offer; provided that with respect to Company Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee, Merger Sub shall be under no obligation to make any payment for such Company Shares unless and until such Company Shares are delivered in settlement or satisfaction of such guarantee. Without limiting the generality of the foregoing, Parent shall provide or cause to be provided to Merger Sub on a timely basis the funds that are necessary to pay for any and all Company Shares that Merger Sub becomes obligated to purchase pursuant to the Offer and this Agreement. For the avoidance of doubt, Merger Sub shall not, without the prior written consent of the Company, accept for payment or pay for any Company Shares if, as a result, Merger Sub would acquire less than the number of Company Shares necessary to satisfy the Minimum Condition. The Offer Price payable in respect of each Company Share validly tendered and not withdrawn pursuant to the Offer shall be paid without interest, net to the holder thereof in cash, subject to reduction for any withholding Taxes payable in respect thereof pursuant to Section 3.5. The Company shall register the transfer of any Company Shares irrevocably accepted for payment effective immediately after the Acceptance Time.

(f) Schedule TO; Offer Documents. On the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act), Parent and Merger Sub shall:

(i) file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule TO”) with respect to the Offer in accordance with Rule 14d-3(a) promulgated under the Exchange Act, which Schedule TO shall contain as an exhibit the Offer to Purchase and forms of the letter of transmittal and summary advertisement, if any, and other required or customary ancillary documents and exhibits, in each case, in respect of the Offer (together with any supplements or amendments thereto, the “Offer Documents”);

(ii) deliver a copy of the Offer Documents to the Company at its principal executive offices in accordance with Rule 14d-3(a) promulgated under the Exchange Act;

(iii) give telephonic notice of the information required by Rule 14d-3 promulgated under the Exchange Act, and mail by means of first class mail a copy of the Offer Documents, to the NYSE in accordance with Rule 14d-3(a) promulgated under the Exchange Act; and

(iv) cause the Offer Documents to be disseminated to all Company Stockholders as and to the extent required by applicable Law (including the Exchange Act).

(g) Review; Comment Period. Parent and Merger Sub shall cause the Schedule TO and the Offer Documents to comply as to form in all material respects with the requirements of applicable Law. The Company shall promptly furnish in writing to Parent and Merger Sub all information in its possession concerning the Company, its Subsidiaries, the Specified Stockholders and the directors and officers of the Company that is required by applicable Law or is reasonably requested by Parent to be included in the Schedule TO or the other Offer Documents so as to enable Parent and Merger Sub to comply with their obligations under Section 1.1(f)and this Section 1.1(g) and, unless the Company Board has effected a Company Change of Board Recommendation in accordance with Section 6.3, shall allow Parent and Merger Sub to include the Company Board Recommendation in the Offer Documents. Parent, Merger Sub and the Company shall cooperate in good faith to determine the information regarding the Company, its Subsidiaries, the stockholders of the Company and the directors and officers of the Company that is necessary or is reasonably requested by Parent and Merger Sub to include in the Schedule TO and the Offer Documents in order to satisfy applicable Law. Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it or any of its respective Representatives for use in the Schedule TO or the Offer Documents if and to the extent such information shall have become false or misleading in any material respect. Parent and Merger Sub shall take all steps necessary to cause the Schedule TO and the Offer Documents, as so corrected, to be filed with the SEC and the Offer Documents, as so corrected, to be disseminated to the Company Stockholders, in each case, as and to the extent required by applicable Law, or by the SEC or its staff or the NYSE. Unless the Company Board has effected a Company Change of Board Recommendation, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents prior to the filing thereof with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board has effected a Company Change of Board Recommendation, Parent and Merger Sub shall provide in writing to the Company and its counsel any and all written comments or other substantive communications (and shall orally describe any oral comments or other substantive oral communications) that Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Schedule TO and the Offer Documents promptly after such receipt, and unless the Company Board has effected a Company Change of Board Recommendation, Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to (x) review and comment on any such responses, which comments Parent and Merger Sub shall consider reasonably and in good faith and (y) to the extent reasonably practicable, participate in any material discussions with the SEC or its staff concerning such comments and/or responses.

1.2 Company Actions.

(a) Schedule 14D-9. The Company shall (i) as promptly as practicable, but in any event within one (1) Business Day, following the filing of the Schedule TO by Parent and Merger Sub with the SEC, file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments and supplements thereto, and including all exhibits thereto, the “Schedule 14D-9”) containing, except as provided in Section 6.3, the Company Board Recommendation and a notice, in compliance with Section 262 of the DGCL, of appraisal rights in connection with the Merger under the DGCL and (ii) take all steps necessary to disseminate the Schedule 14D-9 promptly after commencement of the Offer to the Company Stockholders as and to the extent required by Rule 14d-9 promulgated under the Exchange Act and any other applicable United States federal securities Laws. To the extent requested by Parent, the Company shall permit the Schedule 14D-9 to be mailed or otherwise disseminated to the Company Stockholders together with the Offer Documents. The Company shall cause the Schedule 14D-9 to comply as to form in all material respects with the requirements of applicable Law. Each of Parent and Merger Sub shall promptly furnish or otherwise make available to the Company (or its legal counsel) all information concerning Parent and Merger Sub and their respective Affiliates, the stockholders of Parent or Merger Sub and the directors and officers of Parent or Merger Sub that is required by applicable Law or is reasonably requested by the Company to be included in the Schedule 14D-9 so as to enable the Company to comply with its obligations under this Section 1.2(a). Parent, Merger Sub and the Company shall cooperate in good faith to determine the information regarding Parent and Merger Sub and their respective Affiliates, the stockholders of Parent or Merger Sub and the directors and officers of Parent or Merger Sub that is necessary to include in the Schedule 14D-9 in order to satisfy applicable Law. Each of the

Company, Parent and Merger Sub shall promptly correct any information provided by it or any of its respective Representatives for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect. The Company shall take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to the Company Stockholders, in each case, as and to the extent required by applicable Law, or by the SEC or its staff or NYSE. Unless the Company Board has effected a Company Change of Board Recommendation, and except in connection with any “stop, look and listen” communication by the Company Board or any committee thereof to the Company Stockholders pursuant to Rule 14d-9(f) of the Exchange Act, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel (it being understood that Parent, Merger Sub and their counsel shall provide any comments thereon as soon as reasonably practicable). Unless the Company Board has effected a Company Change of Board Recommendation, and except in connection with any “stop, look and listen” communication by the Company Board or any committee thereof to the Company Stockholders pursuant to Rule 14d-9(f) of the Exchange Act, the Company shall provide in writing to Parent, Merger Sub and their counsel any and all written comments or other substantive communications (and shall orally describe any oral comments or other substantive oral communications) that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after such receipt, and unless the Company Board has effected a Company Change of Board Recommendation, the Company shall provide Parent, Merger Sub and their counsel a reasonable opportunity (x) to review and comment on any such responses, which comments the Company shall consider reasonably and in good faith and (y) to the extent reasonably practicable, participate in any material discussions with the SEC or its staff concerning such comments and/or responses. Subject to Section 6.3(d) and Section 6.3(e), the Company hereby consents to the inclusion in the Offer Documents of the determinations and approvals of the Company Board set forth in Section 4.3 and the Company Board Recommendation.

(b) Company Information. In connection with the Offer, the Company shall, or shall cause its transfer agent to, promptly after the date of this Agreement and from time to time thereafter as reasonably requested by Parent, furnish Parent and Merger Sub with such assistance and such information available to the Company as Parent or its agents may reasonably request in order to disseminate and otherwise communicate the Offer to the record and beneficial holders of Company Shares, including a list, as of the most recent practicable date (which shall not be more than 10 Business Days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated), of the Company Stockholders, mailing labels and any available listing or computer files containing the names and addresses of all record and beneficial holders of Company Shares (including updated lists of stockholders, mailing labels, listings or files of securities positions (including lists of security positions Company Shares held in stock depositories)). Subject to applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Merger, Parent and Merger Sub (and their respective agents) shall (i) hold in confidence in accordance with the Confidentiality Agreement the information contained in any such lists of stockholders, mailing labels and listings or files of securities positions, (ii) use such information only in connection with the Offer and the Merger and only in the manner permitted by this Agreement and (iii) if this Agreement or the Offer is terminated, promptly return (and shall use their respective reasonable best efforts to cause their agents to deliver) to the Company or destroy any and all copies and any extracts or summaries from such information then in their possession or control.

(c) Unless Parent and Merger Sub otherwise consent in writing, the Company shall not, and shall not permit any of its Subsidiaries to, tender in the Offer any Company Shares owned by the Company or any of its Subsidiaries.

ARTICLE 2

THE MERGER

2.1 The Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Merger and a Subsidiary of Parent (the “Surviving Corporation”). The Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL without a vote on the adoption of this Agreement by the Company Stockholders and shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, in each case, as provided under the DGCL.

(b) At the Effective Time, by virtue of the Merger and without the necessity of further action by the Company or any other Person, (i) the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety in the form of the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (subject to Section 6.8); and (ii) the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in their entirety in the form of the bylaws of Merger Sub as in effect immediately prior to the Effective Time and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein and in the certificate of incorporation of the Surviving Corporation and by applicable Law (subject to Section 6.8).

(c) Notwithstanding anything in this Agreement to the contrary, if, at any time occurring on or after the Acceptance Time until the Effective Time, any change in the outstanding Equity Interests of the Company shall occur as a result of any reorganization, reclassification, recapitalization, stock split (including a reverse stock split), subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution (including any dividend or other distribution of securities convertible into Company Shares) with a record date during such period, the Merger Consideration and any other similarly dependent items, as the case may be, will be equitably adjusted to reflect such change and provide the holders of each Company Share and Company Equity Award the same economic effect as contemplated by this Agreement prior to such event.

2.2 Closing and Effective Time of the Merger. The closing of the Merger (the “Closing”) will take place as soon as practicable following the Acceptance Time (but in any event no later than the Business Day immediately following the Acceptance Time), subject to the satisfaction or waiver of all of the applicable conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver (if permitted by applicable Law) of those conditions at the Closing) (the “Closing Date”), by electronic exchange of documents, unless another time, date or place is agreed to in writing by the parties hereto. Upon the terms and subject to the conditions set forth in this Agreement, as promptly as reasonably practicable on the Closing Date, or such other date and time to which Merger Sub and the Company may agree in writing, the Company shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, and the Company and Merger Sub shall make all other deliveries, filings or recordings required under the DGCL in connection with the consummation of the Merger. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later date and time as is agreed upon by the parties and specified in the Certificate of Merger (such date and time at which the Merger becomes effective is hereinafter referred to as the “Effective Time”).

2.3 Governance Matters. At the Effective Time, the Company and the Surviving Corporation shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time, or such other individuals designated by Parent as of the Effective Time, shall become the directors of the Surviving Corporation, each to hold office, from and after the Effective Time, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE 3

CONVERSION OF SECURITIES IN THE MERGER

3.1 Conversion of Securities. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Conversion of Company Shares. Each Company Share issued and outstanding immediately prior to the Effective Time, other than (A) any Dissenting Shares and (B) any Cancelled Shares, shall be converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), without interest and less any applicable withholding Tax pursuant to Section 3.5. From and after the Effective Time, all such Company Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon surrender of Certificates or Book-Entry Shares in accordance with Section 3.2 or Section 3.4.

(b) Merger Sub Equity Interests. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(c) Cancelled Shares. Each Company Share that is owned directly by the Company (or any wholly owned Subsidiary of the Company), Parent, Merger Sub or any of their respective Affiliates (in each case, to the extent applicable) immediately prior to the Effective Time (the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

3.2 Payment for Securities; Surrender of Certificates.

(a) Paying Agent. Prior to the Acceptance Time, Parent or Merger Sub shall designate a reputable U.S. bank or trust company to act as depositary agent for the Company Stockholders entitled to receive the Offer Price pursuant to Section 1.1(e) and as the paying agent for the Company Stockholders entitled to receive Merger Consideration pursuant to Section 3.1(a) (the identity and terms of designation and appointment of which shall be subject to the reasonable prior approval of the Company) (the “Paying Agent”). Prior to the Acceptance Time, the Company and Parent shall enter into a paying agent agreement with the Paying Agent, which agreement shall set forth the duties, responsibilities and obligations of the Paying Agent consistent with the terms of this Agreement and otherwise reasonably acceptable to the Company and Parent. Parent shall pay, or cause to be paid, the fees and expenses of the Paying Agent. At or prior to the Acceptance Time, Parent shall deposit, or cause to be deposited, with the Paying Agent cash in immediately available funds in an amount equal to (i) the aggregate consideration to which the Company Stockholders are entitled to receive pursuant to Section 1.1(e) and (ii) the aggregate Merger Consideration payable pursuant to Section 3.1(a) (such cash amounts, collectively, the “Exchange Fund”) for the sole benefit of the holders of Company Shares. Parent shall cause the Paying Agent to make delivery of the Offer Price and Merger Consideration, as applicable, out of the Exchange Fund in accordance with this Agreement. In the event the Exchange Fund shall at any time be insufficient to pay the aggregate amounts contemplated by Section 1.1(e) and Section 3.1(a), Parent shall, or shall cause Merger Sub to, promptly deposit additional cash in immediately available funds, as applicable, with the Paying Agent in an amount that is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Paying Agent as directed by Parent or Merger Sub, in its sole discretion, pending payment thereof by the Paying Agent to the holders of the Company Shares; provided that, unless otherwise agreed by Parent and the Company prior to the Closing, any such investments shall be in obligations of, or guaranteed by, the United States government or any agency or instrumentality thereof, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5.0 billion (based on the most recent financial statements of such bank that are then publicly available). Earnings from such investments shall be the sole and exclusive property of Parent or Merger Sub, and no part of such earnings shall accrue to the benefit of holders of Company Shares.

(b) Procedures for Surrender.

(i) Payment of Offer Price. Following the Acceptance Time, Parent and Merger Sub shall cause the Paying Agent to pay the Company Stockholders that are entitled to receive the Offer Price pursuant to Section 1.1(e) such amount in respect thereof in accordance with the terms of Section 1.1(e) and in compliance with the terms of this Agreement.

(ii) Certificates. Promptly after the Effective Time (and in no event later than five Business Days after the Effective Time), Parent or the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Company Shares represented by certificates (the “Certificates”), which Company Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (A) a letter of transmittal, which shall be in a customary form reasonably acceptable to the Company and Parent prior to the Effective Time and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, shall have a customary release of all claims against Parent, Merger Sub and the Company arising out of or related to such holder’s ownership of Company Shares and shall otherwise be in such form as the Company, Parent and the Paying Agent shall reasonably agree upon (a “Letter of Transmittal”); and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 3.2(e)) in exchange for payment of the Merger Consideration, the forms of which instructions shall be subject to the reasonable review of the Company prior to the Effective Time. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 3.2(e)) to the Paying Agent or to such other agent or agents as may be appointed in writing by Merger Sub, and upon delivery of a Letter of Transmittal, duly executed and in proper form, with respect to such Certificates, the holder of such Certificates shall be entitled to receive the Merger Consideration for each Company Share formerly represented by such Certificates (after giving effect to any required Tax withholdings as provided in Section 3.5), and any Certificate so surrendered shall forthwith be cancelled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name any surrendered Certificate is registered, it shall be a condition precedent of payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer, and the Person requesting such payment shall have paid any Transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate so surrendered and shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. Until surrendered as contemplated hereby, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement, except for Certificates representing any Dissenting Shares, which shall represent the right to receive payment of the fair value of such Company Shares in accordance with and to the extent provided by Section 262 of the DGCL, or any Cancelled Shares.

(iii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of non-certificated Company Shares represented by book-entry (“Book-Entry Shares”) shall be required to deliver a Certificate or, in the case of holders of Book-Entry Shares held through The Depository Trust Company, an executed Letter of Transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 3.1(a). In lieu thereof, each holder of record of one or more Book-Entry Shares held through The Depository Trust Company whose Company Shares were converted into the right to receive the Merger Consideration shall upon the Effective Time, in accordance with The Depository Trust Company’s customary procedures (including receipt by the Paying Agent of an “agent’s message” (or such other evidence of transfer or surrender as the Paying Agent may reasonably request)) and such other procedures as agreed by the Company, Parent, the Paying Agent and The Depository Trust Company, be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee, for the benefit of the holder of such Book-Entry Shares held through it, as promptly as practicable after the Effective Time, in respect of each such Book-Entry Share, the Merger Consideration for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 3.5) and such Book-Entry Shares of such holder shall forthwith be cancelled. As soon as practicable after the Effective Time (and in no event later than five Business Days after the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Book-Entry Shares not held through The Depository Trust Company (A) a Letter of Transmittal and (B) instructions for returning such Letter of Transmittal in exchange for the Merger Consideration, the forms of which Letter of Transmittal and instructions shall be subject to the reasonable approval of the Company prior to the Effective Time. Upon delivery of such Letter of Transmittal, in accordance with the terms of such Letter of Transmittal, duly executed and in proper form, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration, for each such Book-Entry Share (after giving effect to any required Tax withholdings as provided in Section 3.5), and such Book-Entry Shares so surrendered shall forthwith be cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Agreement, except for Book-Entry Shares representing Dissenting Shares, which shall be deemed to represent the right to receive payment in accordance with and to the extent provided by Section 262 of the DGCL, or Cancelled Shares.

(c) Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further recording or registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time (other than holders of Certificates and Book-Entry Shares representing Dissenting Shares, and holders of Certificates and Book-Entry Shares representing Cancelled Shares) shall cease to have any rights with respect to such Company Shares, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of this Section 3.2. The Merger Consideration paid to such Company Stockholders in accordance with the terms of this Article 3 shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares. From and after the Effective Time, the holders of Certificates and Book-Entry Shares representing Dissenting Shares shall cease to have any rights with respect to such Company Shares, except for the right to receive payment in accordance with and to the extent provided by Section 262 of the DGCL. From and after the Effective Time, the holders of Certificates and Book-Entry Shares representing Cancelled Shares shall cease to have any rights with respect to such Company Shares as provided for by Section 3.1(c). Notwithstanding the foregoing, if, after the Effective Time, Certificates or any other valid evidence of ownership of Company Shares that have not previously been surrendered are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the applicable Merger Consideration as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. Any portion of the Exchange Fund (including any interest received with respect thereto) made available to the Paying Agent that remains unclaimed by the holders of Certificates or Book-Entry Shares on the 12-month anniversary of the Effective Time will be returned to the Surviving Corporation, upon demand, and any such holder who has not tendered its Certificates or Book-Entry Shares for the Merger Consideration in accordance with Section 3.2(b) prior to such time shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration, in each case without interest and subject to any withholding of Taxes required by applicable Law, in respect of such holder’s surrender of its Certificates or Book-Entry Shares and compliance with the procedures in Section 3.2(b). Any Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. None of the Surviving Corporation, the Company, Merger Sub, Parent or the Paying Agent, or any employee, officer, director, agent or Affiliate of any of them, shall be liable to any Person in respect of any part of the Merger Consideration made available to the Paying Agent delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit, in customary form, reasonably acceptable to Parent (which shall contain an agreement in customary form to indemnify Parent, Merger Sub, the Surviving Corporation and their respective Affiliates against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or their respective Affiliates on account of the alleged loss, theft or destruction of such Certificates) of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 3.1(a), without interest and subject to any withholding Taxes required by applicable Law. In addition, Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner(s) of such lost, stolen or destroyed Certificates to deliver a bond in a customary and reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, Merger Sub, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

3.3 Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement (but subject to the provisions of this Section 3.3), Company Shares outstanding immediately prior to the Effective Time and held by a holder who has neither voted in favor of the Merger nor consented thereto in writing and who is entitled to demand, and has properly demanded, appraisal for such Company Shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such Company Shares, the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration. At the Effective Time, all Dissenting Shares shall be cancelled and cease to exist, and the holders of Dissenting Shares shall only be entitled to the rights specifically granted to them under the DGCL with respect to Dissenting Shares. If any such holder of Dissenting Shares fails to perfect or otherwise waives, withdraws or loses its right to appraisal under Section 262 of the DGCL or other applicable Law, then such Dissenting Shares shall be deemed to have been converted into, as of the Effective Time, and shall be exchangeable for, subject to compliance with the procedures in Section 3.2(b), solely the right to receive the Merger Consideration, without interest and subject to any withholding of Taxes pursuant to Section 3.5 and as required by applicable Law. The Company shall give Parent: (i) prompt notice of (and in any event within two Business Days following) any written demand for appraisal received by the Company prior to the Effective Time pursuant to the DGCL, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand; and (ii) the right to participate in and direct all negotiations and proceedings with respect to any such demand, notice or instrument. The Company shall not pay or settle, or make any payment or settlement offer, prior to the Effective Time with respect to any such demand, notice or instrument or agree to do any of the foregoing unless Parent shall have given its written consent to such payment or settlement, or payment or settlement offer.

3.4 Treatment of Company Equity Awards.

(a) Company Stock Options. Effective as of immediately prior to the Effective Time, each Company Stock Option that is outstanding and unexercised immediately prior thereto, whether vested or unvested, shall by virtue of the Merger, automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated and converted into the right to receive from the Surviving Corporation an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Company Shares underlying such Company Stock Option immediately prior to the Effective Time, by (y) an amount equal to (A) the Merger Consideration, less (B) the per share exercise price of such Company Stock Option (the “Option Consideration”); provided, however, that any Company Stock Option with respect to which the applicable per share exercise price is greater than the Merger Consideration shall be cancelled without consideration therefor. Parent shall pay by wire transfer of immediately available funds to the Surviving Corporation, and the Surviving Corporation shall, or Parent shall cause the Surviving Corporation to, pay to each holder of a Company Stock Option (less any applicable withholding Taxes pursuant to Section 3.5), through the Surviving Corporation’s normal payroll procedures, the applicable Option Consideration with respect to such Company Stock Option as promptly as practicable (and in no event later than the next regularly scheduled payroll date) after the Effective Time.

(b) Company RSU Awards.

(i) Effective as of immediately prior to the Effective Time, each Vested Company RSU Award that is outstanding immediately prior thereto and each Company RSU Award held by a non-employee director of the Company that is outstanding immediately prior thereto (each a “Cancelled RSU Award”) shall by virtue of the Merger, automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated and converted into the right to receive from the Surviving Corporation an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Company Shares underlying such Cancelled RSU Award, by (y) the Merger Consideration (the “RSU Consideration”). Parent shall pay by wire transfer of immediately available funds to the Surviving Corporation, and the Surviving Corporation shall, or Parent shall cause one of its Affiliates to, pay through payroll to each holder of a Cancelled RSU Award the applicable RSU Consideration (less any applicable withholding Taxes pursuant to Section 3.5) as promptly as practicable (and in no event later than the next regularly scheduled payroll date) after the Effective Time.

(ii) Immediately prior to the Effective Time, each Unvested Company RSU Award shall be cancelled and converted into a deferred cash award in respect of an amount obtained by multiplying (x) the aggregate number of Company Shares underlying such Unvested Company RSU Award, by (y) the Merger Consideration (each, an “RSU Replacement Award”). Each RSU Replacement Award will be governed by the terms of an individual agreement between the Company and the holder of such RSU Replacement Award and shall represent the right to receive a cash payment that shall become payable on the earlier of January 20, 2023 or on a termination of employment by the Surviving Corporation without “Cause” or by the holder of such RSU Replacement Award for “Good Reason” (as those terms are defined in the Trecora Resources Change of Control Severance Plan, and either such termination, a “Qualifying Termination”). The Surviving Corporation shall make any required cash payment in respect of each RSU Replacement Award (less any applicable withholding Taxes pursuant to Section 3.5, a certain portion of which may be satisfied in the year in which the Closing occurs) on the earlier of (A) January 20, 2023 or (B) within 60 days following a Qualifying Termination. For the avoidance of doubt, the holder of an RSU Replacement Award need not be employed on January 20, 2023 to be eligible to receive the cash payment in respect of such RSU Replacement Award.

(c) Company PSU Awards.

(i) Effective as of immediately prior to the Effective Time, each Vested Company PSU Award that is outstanding immediately prior thereto and each Company PSU Award held by a non-employee director of the Company that is outstanding immediately prior thereto (each a “Cancelled PSU Award”) shall by virtue of the Merger, automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and terminated and converted into the right to receive from the Surviving Corporation an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Company Shares underlying such Cancelled PSU Award assuming target performance, by (y) the Merger Consideration (the “PSU Consideration”). Parent shall pay by wire transfer of immediately available funds to the Surviving Corporation, and the Surviving Corporation shall, or Parent shall cause one of its Affiliates to, pay through payroll to each holder of a Cancelled PSU Award, as promptly as practicable (and in no event later than the next regularly scheduled payroll date) the applicable PSU Consideration.

(ii) Immediately prior to the Effective Time, each Unvested Company PSU Award shall be cancelled and converted into a deferred cash award in respect of an amount obtained by multiplying (x) the aggregate number of Company Shares underlying such Unvested Company PSU Award assuming target performance, by (y) the Merger Consideration (each, a

“PSU Replacement Award”). Each PSU Replacement Award will be governed by the terms of an individual agreement between the Company and the holder of such PSU Replacement Award and shall represent the right to receive a cash payment that shall become payable on the earlier of January 20, 2023 or on a Qualifying Termination. The Surviving Corporation shall make any required cash payment in respect of each PSU Replacement Award (less any applicable withholding Taxes pursuant to Section 3.5, a certain portion of which may be satisfied in the year in which the Closing occurs) on the earlier of (A) January 20, 2023 or (B) within 60 days following a Qualifying Termination. For the avoidance of doubt, the holder of a PSU Replacement Award need not be employed on January 20, 2023 to be eligible to receive the cash payment in respect of such PSU Replacement Award.

3.5 Withholding Rights. Parent, Merger Sub, the Surviving Corporation, the Company and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, such amounts that Parent, Merger Sub, the Surviving Corporation, the Company or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, the rules and regulations promulgated thereunder or any provision of applicable Tax Law; provided, however, that, except (i) with respect to amounts treated as compensation for Tax purposes or (ii) as a result of the failure of any holder of Company Shares to provide Internal Revenue Service Form W-9 or W-8, as applicable, demonstrating that such holder is exempt from withholding, Parent shall provide the Company commercially reasonable notice of any applicable payor’s intention to make such deduction or withholding and provide the Company with a reasonable opportunity to obtain reduction of or relief from such deduction or withholding. Parent shall reasonably cooperate with the Company to obtain such reduction of or relief from such deduction or withholding. To the extent that amounts are so withheld and timely paid over to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

3.6 Further Actions. As of the Effective Time, the officers and directors of Parent and the Surviving Corporation shall have taken all actions required to authorize the execution and delivery, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and the taking and doing, in the name and on behalf of the Company and Merger Sub, of any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in (i) the Company SEC Documents filed on or after January 1, 2020 (the “Applicable Date”) and publicly available prior to the date hereof (other than any disclosures contained under the captions “Risk Factors” or “Forward-Looking Statements,” and any other disclosures that are predictive, cautionary or forward-looking in nature but, for the purpose of clarification, including and giving effect to any factual or historical statements included in any such statements), but it being understood that this clause (i) shall not be applicable to Sections 4.2(a), 4.2(b) or 4.2(d), or (ii) the corresponding sections of the disclosure schedule delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Schedule”) (it being acknowledged and agreed that disclosure in any Section or Subsection of the Company Disclosure Schedule shall be deemed disclosed with respect to all sections of this Agreement and all other sections or subsections of the Company Disclosure Schedule to the extent that the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub as follows:

4.1 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation, duly incorporated and validly existing under the Laws of Delaware and has requisite corporate power and authority to carry on its business as it is now being conducted, except for such failures to have such power or authority that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is in good standing under the Laws of Delaware, except for such failures to be in good standing that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company’s Subsidiaries (each, a “Company Subsidiary”) is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or organizational, as the case may be, power and authority to carry on its business as it is now being conducted, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its “significant subsidiaries” (as defined in Regulation S-X promulgated under the Securities Act) (each, a “Significant Company Subsidiary”) is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company has made available or caused to be made available to Parent true, correct and complete copies of (i) any amendments to the Amended and Restated Certificate of Incorporation of the Company (the “Company Charter”) not filed prior to the date hereof with the SEC, (ii) any amendments to the Amended and Restated Bylaws of the Company (the “Company Bylaws”) not filed prior to the date hereof with the SEC and (iii) the certificates of incorporation and bylaws, or equivalent organizational or governing documents, of each Significant Company Subsidiary. The Company is in compliance in all material respects with the provisions of the Company Charter and the Company Bylaws and each Significant Company Subsidiary is in compliance in all material respects with its organizational and governing documents.

(c) Section 4.1(c) of the Company Disclosure Schedule sets forth as of the date hereof a true, correct and complete list of the Company Subsidiaries, together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary. Neither the Company nor any Company Subsidiary, directly or indirectly, owns any Equity Interest in any Person other than the Company Subsidiaries. All of the outstanding shares of capital stock of, or other Equity Interests in, each Company Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable. All of the outstanding shares of capital stock of, or other Equity Interests in, each Company Subsidiary are owned, directly or indirectly, by the Company free and clear of all Liens, other than Permitted Liens.

4.2 Capitalization.

(a) The authorized capital stock of the Company consists of 40,000,000 Company Shares, of which, as of the close of business on the date of this Agreement, there were 23,651,141 Company Shares issued and outstanding. No Company Subsidiary owns any Company Shares or has any option or warrant to purchase any Company Shares or any other Equity Interest in the Company. All of the outstanding Company Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(b) As of the close of business on the date of this Agreement, (i) 467,000 Company Shares were subject to issuance pursuant to outstanding Company Stock Options granted and outstanding under the Company Equity Plans, (ii) 301,884 Company Shares were subject to issuance pursuant to Company RSU Awards granted and outstanding under the Company Equity Plans, (iii) 314,947 Company Shares were subject to issuance pursuant to Company PSU Awards (assuming target performance thereunder) granted and outstanding under the Company Equity Plans, and (iv) 677,909 Company Shares were reserved for future issuance under the Company Equity Plans for awards not yet granted. All Company Shares subject to issuance under the Company Equity Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(c) Section 4.2(c) of the Company Disclosure Schedule sets forth, as of the close of business on the date of this Agreement, for each Company Equity Award, the holder, type of award, applicable Company Equity Plan governing the Company Equity Award, grant date, number of Company Shares subject to the Company Equity Award, vesting schedule and, if applicable, exercise price and expiration date. Each Company Equity Award was properly authorized and each Company Stock Option is exempt from Section 409A of the Code.

(d) As of the close of business on the date of this Agreement, other than the Company Equity Awards, there are no outstanding Equity Interests or other options, warrants or other rights, relating to or based on the value of any Equity Interests of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary.

(e) As of the close of business on the date of this Agreement, other than the Company Equity Awards, there are no obligations (whether outstanding or authorized) of the Company or any Company Subsidiary requiring the redemption or repurchase of, or containing any right of first refusal with respect to, or granting any preemptive rights with respect to, any Company Shares or other Equity Interests of the Company or any Company Subsidiary. There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of Company Shares or other Equity Interests of the Company or any Company Subsidiary, other than any such agreements solely between and among the Company and any Company Subsidiary or solely between and among two or more Company Subsidiaries. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Shares may vote.

(f) As of May 7, 2022, the Company has no borrowings outstanding under the senior secured revolving credit facility contemplated by the Company Credit Facility and approximately $40.9 million in borrowings outstanding under the senior secured term loan facility contemplated by the Company Credit Facility.

4.3 Authority. The Company has all requisite corporate power and authority necessary to execute and deliver this Agreement and, assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, to perform (subject to the conditions contained herein) its obligations hereunder and to consummate the transactions contemplated by the Agreement, including the Merger and the Offer. The Company Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into this Agreement; (ii) approved and declared advisable the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Offer and the Merger and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained herein; (iii) resolved that this Agreement and the Merger be governed by Section 251(h) of the DGCL; and (iv) resolved, subject to the terms and conditions set forth in this Agreement, to make the Company Board Recommendation. Assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL, no other corporate proceedings on the part of the Company are necessary to adopt this Agreement or to consummate the Offer or the Merger (other than approval by the Company Board of the Rights Agreement as required pursuant to Section 6.18). This Agreement has been duly and validly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery by Parent and Merger Sub, constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, including specific performance and injunctive and other forms of equitable relief (the “Enforceability Exceptions”).

4.4 No Conflict. None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both) conflict with or violate any provision of the Company Charter or the Company Bylaws in any material respect. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger, the Offer or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both), (a) assuming that all consents, approvals, authorizations and permits described in Section 4.5 have been obtained and all filings and notifications described in Section 4.5 have been made and any waiting periods thereunder have terminated or expired, and any other condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of

their respective properties or assets or (b) require any consent or approval under, violate, conflict with, result in any breach of, or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or, to the Knowledge of the Company, result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Company Material Contract or Company Real Property Lease to which the Company or any Company Subsidiary is a party or by which they or any of their respective properties or assets may be bound or any Company Permit.

4.5 Required Filings and Consents. Assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 5.4, none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Merger, the Offer or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the Certificate of Merger as required by the DGCL; (b) compliance with any applicable foreign, federal or state securities or blue sky Laws, including pursuant to the applicable requirements of the Securities Act and the Exchange Act; (c) such filings as may be required under the rules and regulations of the NYSE; (d) the filing with the SEC of the Schedule TO, Schedule 14D-9 and the Offer Documents and such other reports required in connection with the transactions pursuant to this Agreement under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder; and (e) consents, approvals, authorizations or permits of, filings, registrations with or notifications to, any Governmental Entity (including with respect to any Competition Laws), the failure of which to obtain or make would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.6 Permits; Compliance with Law.

(a) The Company and the Company Subsidiaries hold, and at all times have held since January 1, 2019, the authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, franchises, registrations and clearances of any Governmental Entity listed in Schedule 4.6 of the Company Disclosure Schedule for the Company and the Company Subsidiaries to own, lease and operate their properties and assets, and to carry on and operate their businesses as currently conducted (or as conducted as of such prior time, as applicable) (collectively, the “Company Permits”), except where the failure to comply with, to obtain or have, or the suspension or cancellation of, or failure to be valid or to be in full force and effect of, any of the Company Permits, would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of the Company Subsidiaries is in compliance with the terms and requirements of such Company Permits and the Company Permits are not subject to any pending or threatened Proceeding by any Governmental Entity to suspend, cancel, modify, terminate or revoke any such Company Permit. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2019, there has occurred no violation by the Company or any of the Company Subsidiaries of, default (with or without notice or lapse of time, or both) that would reasonably be expected to result in any suspension, cancellation, modification, termination or revocation of any Company

Permit. The Company and the Company Subsidiaries have paid all fees and assessments due and payable in connection with the Company Permits, except where the failure to make such a payment would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Neither the Company nor any Company Subsidiary is, and since January 1, 2019 has not been, in conflict with, default under or violation of, and to the Knowledge of the Company, is not under investigation with respect to nor, been threatened in writing, to be charged with or given notice of any violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.7 SEC Filings; Financial Statements.

(a) Since the Applicable Date, the Company has, in all material respects, timely filed with or otherwise furnished (as applicable) to the SEC all registration statements, prospectuses, forms, reports, certifications, proxy statements, schedules, statements and documents required to be filed or furnished by it with the SEC under the Securities Act or the Exchange Act, as the case may be (such documents and any other documents filed or furnished by the Company with the SEC since the Applicable Date as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates or, if supplemented, modified or amended prior to the date hereof, as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did (or, with respect to the Company SEC Documents filed after the date hereof and prior to the Acceptance Time, will not) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied (or, with respect to the Company SEC Documents filed after the date hereof and prior to the Acceptance Time, will), as of such date, as to form in all material respects with the applicable requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations of the SEC thereunder and the listing and corporate governance rules and regulations of the NYSE, provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. None of the Company’s Subsidiaries is required to file periodic reports with the SEC. As of the date of this Agreement, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company or any Company Subsidiary relating to the Company SEC Documents. To the Knowledge of the Company, as of the date hereof, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and the consolidated Company Subsidiaries (including, in each case, any related notes thereto) included in the Company SEC Documents (collectively, the “Company Financial Statements”) (i) when filed complied in all material respects with the published rules and regulations of the SEC with respect thereto, or in the case of Company

Financial Statements filed after the date of this Agreement and prior to the Acceptance Time, will comply in all material respects with such rules and regulations and (ii) fairly present, or in the case of Company Financial Statements filed after the date of this Agreement and prior to the Acceptance Time, will fairly present in all material respects the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders’ equity of the Company and the consolidated Company Subsidiaries, taken as a whole, as of the dates and for the periods referred to therein in accordance with GAAP applied on a consistent basis during the periods involved (subject, in the case of interim financial statements, to normal and recurring year-end adjustments, none of which would be material, individually or in the aggregate, and any notes which may be omitted or, if presented, would not materially differ from those presented in the audited Company Financial Statements).

(c) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company SEC Documents.

4.8 Internal Controls.

(a) The Company has designed and, since January 1, 2019, maintained in all material respects a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries and the preparation of financial statements for external purposes in accordance with GAAP. Since January 1, 2019, the Company (i) has maintained in all material respects “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information required to be disclosed by the Company and the Company Subsidiaries in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports; and (ii) based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, has disclosed to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that have not been remediated and are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since January 1, 2019, the principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Company SEC Documents, and the statements contained in such certifications were complete and correct as of the dates they were made.

(b) Neither the Company nor any of the Company Subsidiaries has made any prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company. There are no, and have not been any, outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act and Section 402 of the Sarbanes-Oxley Act) or director of the Company.

4.9 No Undisclosed Liabilities. Except for those liabilities and obligations (a) specifically disclosed or reflected and adequately reserved against or provided for in the Company Financial Statements filed as of March 31, 2022, (b) incurred in the ordinary course of business consistent with past practice since March 31, 2022 (none of which is a liability resulting from a breach of contract, breach of warranty, tort, infringement or misappropriation), (c) for Taxes, (d) incurred in accordance with this Agreement or in connection with any transaction contemplated by this Agreement or (e) that otherwise have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is, as of the date of this Agreement, subject to any liabilities or obligations, of any kind whatsoever whether accrued, contingent, absolute, determined, determinable or otherwise.

4.10 Absence of Certain Changes or Events.

(a) Since December 31, 2021 through the date of this Agreement, (i) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and (ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of the Company Subsidiaries, whether or not covered by insurance.

(b) Since December 31, 2021 through the date of this Agreement, there has not occurred any Effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.11 Employee Benefit Plans.

(a) Section 4.11(a) of the Company Disclosure Schedule lists all material Benefit Plans.

(b) The Company has made available to Parent, with respect to each material Benefit Plan, (i) each writing constituting the plan document of such Benefit Plan, including all amendments thereto, and all plan documents, trust agreements, and insurance contracts and other funding vehicles, (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any, (iii) the current summary plan description and any material modifications thereto, if any, (iv) the most recent annual financial report, trustee report, audit report or actuarial report, if any, (v) the most recent determination or opinion letter from the IRS (if applicable) for such Benefit Plan and (vi) all non-routine correspondence with any Governmental Entity in respect of any Benefit Plan within the last two plan years.

(c) Except as would not have had and would not reasonably be expected to have had, individually or in the aggregate, a Company Material Adverse Effect, (i) each Benefit Plan has been maintained, operated, registered and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, (ii) each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and there are no circumstances likely to result in the loss of the qualification of such plan under Section 401(a) of the Code, (iii) none of the Company, any Company Subsidiary or any ERISA Affiliate has now or at any time within the previous six years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) a Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 4971 of the Code, (iv) no Benefit Plan provides medical, life insurance or other welfare benefits with respect to Company Employees beyond their retirement or other termination of service, other than coverage mandated by applicable Law, (v) no liability under Title IV of ERISA has been incurred, or is reasonably expected to be incurred, by the Company, any of the Company Subsidiaries or any ERISA Affiliate with respect to any Benefit Plan, in each case, that has not been satisfied in full (other than with respect to amounts not yet due), and no condition, event or circumstance exists that presents a risk to the Company, any Company Subsidiaries or, to the Knowledge of the Company, any ERISA Affiliate of the Company of incurring a liability thereunder, (vi) all contributions or other amounts payable by the Company or the Company Subsidiaries with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due), (vii) none of the Company, any of the Company Subsidiaries, any Company Employees or any Benefit Plan that is subject to ERISA, or any trust created thereunder or any trustee or administrator thereof, has engaged in a nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) and (viii) there are no pending or, to the Knowledge of the Company, threatened complaints, lawsuits, claims, investigations or audits (other than claims for benefits in accordance with the terms of the Benefit Plans) by, on behalf of or against any of the Benefit Plans or any trusts related thereto, or against any fiduciary of any Benefit Plan. None of the Company, any Company Subsidiary or any ERISA Affiliate has now or at any time within the previous six years contributed to, sponsored or maintained (or has been required to contribute to, sponsor or maintain) or had any liability with respect to a “multiemployer plan” within the meaning of Section 4001(a) of ERISA or a plan that has two or more contributing sponsors at least two of whom are not under common control within the meaning of Section 4063 of ERISA.

(d) Except as expressly set forth in this Agreement, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any Company Employee to severance, change of control or other pay or benefits, (ii) cause any payment or funding (through a grantor trust or otherwise) to become due or accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any Company Employee, or increase the amount payable, pursuant to any Benefit Plan or (iii) result in any forgiveness of indebtedness of any Company Employee. Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code to any Person. Neither the Company nor any Company Subsidiary has any obligation to gross up, indemnify or otherwise reimburse any Company Employee for any Taxes incurred pursuant to Sections 409A or 4999 of the Code.

(e) Except as would not have had and would not reasonably be expected to have had, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2019, each Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been established, operated and maintained in compliance with Section 409A of the Code and the regulations and other guidance issued thereunder.

4.12 Labor Matters.

(a) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries currently complies, and since January 1, 2019 has complied, with all applicable Laws respecting labor, employment, immigration, employment practices, social security and Taxes in connection with employees and independent contractors, including, but not limited to, all Laws respecting terms and conditions of employment, hiring, promotion, termination, workers’ compensation, health and occupational safety (including, but not limited to, COVID-19), non-discrimination, harassment, child labor, privacy, disability rights or benefits, equal opportunity, plant closings, mass layoffs, affirmative action, payment of social security dues and contributions, profit sharing, labor relations, right to organize and to bargain collectively, pay equity, minimum wage and overtime pay, employee leave issues, worker classification, exempt and non-exempt classification, compensation and benefits, unemployment insurance, wages and hours, immigration and the Worker Adjustment and Retraining Notification Act of 1988, as amended, and state and local equivalents.

(b) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are not delinquent in payments to any employees or former employees for any services or amounts required to be reimbursed or otherwise paid since January 1, 2019.

(c) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all individuals who perform or have performed services for the Company or any Company Subsidiary have been properly classified under applicable Law since January 1, 2019 (x) as employees or individual independent contractors and (y) for employees, as an “exempt” employee or a “non-exempt” employee (within the meaning of the Fair Labor Standards Act and applicable state Law), (ii) no such individual has been improperly included or excluded from any Benefit Plan, and (iii) neither the Company nor any Company Subsidiary has notice of any pending or threatened inquiry or audit from any Governmental Entity or any pending or threatened claim from any employee or individual independent contractor concerning any such classifications.

(d) (i) Neither the Company nor any Company Subsidiary is a party to or bound by any labor agreement, collective bargaining agreement, or any other labor-related agreements or arrangements with any labor union, labor organization or works council and no such agreements or arrangements are currently being negotiated by the Company or any Company Subsidiary; (ii) no labor union or organization, works council or group of employees of the Company or any

Company Subsidiary has made a pending written demand for recognition or certification and (iii) there are no, and there have not been since January 1, 2019, any representation or certification proceedings or petitions seeking a representation proceeding or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other applicable labor relations authority.

(e) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2019, (i) there have been no grievances, hand-billing, picketing, work stoppage, lock-out, slowdown or labor strike or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary and (ii) there is no unfair labor practice, labor dispute or labor arbitration Proceeding pending, or to the Knowledge of the Company, threatened against the Company or any Company Subsidiary.

(f) No notice, consent or consultation obligations with respect to any employee of the Company or any Company Subsidiary, or any labor or other employee representative body of employees of the Company or any Company Subsidiary, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby.

(g) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2019, (i) no allegations of sexual or other harassment have been made against any officer, director, or executive of the Company or any Company Subsidiary; and (ii) neither the Company nor any Company Subsidiary has entered into any settlement agreements related to allegations of sexual harassment or misconduct (or other harassment) by an officer, director, or executive of the Company or any Company Subsidiary.

(h) Section 4.12(h) of the Company Disclosure Schedule sets forth, for each employee of the Company or any of the Company Subsidiaries as of the date of this Agreement whose total cash compensation exceeds $300,000, such employee’s name, employer, title, hire date, location, whether full- or part-time, whether active or on leave (and, if on leave, the nature of the leave and the expected return date), whether exempt from overtime pay, annual salary or wage rate, most recent annual bonus received and current annual bonus opportunity (if different).

(i) Section 4.12(i) of the Company Disclosure Schedule sets forth an accurate and complete list as of the date hereof of all non-employee outside sales representatives, consultants, independent contractors, and/or contract workers, that in each case are individuals engaged by the Company or any of the Company Subsidiaries as of the date of this Agreement, whose total cash compensation exceeds $120,000 (collectively, “Independent Contractors”).

(j) As of the date hereof, to the Knowledge of the Company, no current executive, employee, consultant or other independent contractor whose total annual cash compensation opportunity exceeds $200,000, or group of employees or independent contractors has given notice of termination of employment or engagement or otherwise disclosed plans to terminate employment or engagement with the Company or any Company Subsidiary within the next 12 months.

(k) The Company and the Company Subsidiaries have at all times since January 1, 2019 maintained proper workers’ compensation insurance coverage for all of their employees and since such date there have been no losses due to claims made under the Company’s or the Company Subsidiaries’ workers’ compensation insurance policies, except in each case as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.13 Contracts.

(a) Section 4.13(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of each Contract (other than any Company Real Property Lease or Benefit Plan) that is in effect and to which the Company or any Company Subsidiary is a party or which binds their respective properties or assets, and that falls within any of the following categories:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC);

(ii) any Contract for the acquisition, disposition or development of real property (including options to purchase land);

(iii) any settlement, conciliation or similar Contract (A) (1) with any Governmental Entity that has continuing obligations as of the date of this Agreement or (2) that was entered into in the 12 months prior to the date of this Agreement, (B) that requires the Company or any of the Company Subsidiaries to pay any monetary consideration of more than two hundred fifty thousand dollars ($250,000) after the date of this Agreement or (C) that would otherwise limit in any material respect the operation of the Company or any Company Subsidiary as currently operated;

(iv) any joint venture, partnership, or strategic alliance Contract with a Third Party member in which the Company or any Company Subsidiary owns an Equity Interest;

(v) other than Contracts listed in Section 4.13(a)(iv) of the Company Disclosure Schedule, any Contract (A) that relates to any completed acquisition, divestiture, merger or similar transaction and (1) contains representations, covenants, indemnities or other obligations that remain in effect (excluding any transactions solely among the Company and any wholly owned Company Subsidiary) and that are material to the business of the Company and the Company Subsidiaries, or (2) pursuant to which the Company or any Company Subsidiary has continuing “earn-out” or other similar contingent payment obligations following the date hereof, (B) for any pending acquisition, directly or indirectly (by merger or otherwise) of a portion of the assets (other than goods, products or services in the ordinary course of business) or Equity Interests of any Person or (C) that gives any Person the right after the date of this Agreement to acquire any assets of the Company or the Company Subsidiaries (excluding ordinary course purchases of the Company’s goods or products);

(vi) any Contract that (A) contains any covenant limiting in any material respect the ability of the Company or the Company Subsidiaries to engage in any line of business or compete with any Person or in any geographic area, (B) requires the Company or any of the Company Subsidiaries to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party;

(vii) any Contract relating to Indebtedness of the Company or any Company Subsidiary in an outstanding principal amount in excess of two hundred fifty thousand dollars ($250,000), other than (A) surety bonds issued in the ordinary course of business or (B) any such contract between the Company or any Company Subsidiary, on the one hand, and any other Company Subsidiary, on the other hand;

(viii) any Contract (A) pursuant to which the Company or any Company Subsidiary receives a license to use any material Intellectual Property (other than licenses for “off-the-shelf” or other Software widely available on generally standard terms and conditions) or (B) pursuant to which the Company or any Company Subsidiary grants to a third party a license to use any material Company Intellectual Property (other than non-exclusive licenses granted to customers and vendors in the ordinary course of business consistent with past practices);

(ix) each Contract for the lease of personal property involving payments in excess of two hundred fifty thousand dollars ($250,000) in any calendar year that are not terminable without penalty or other liability to the Company and the Company Subsidiaries (other than any ongoing obligation pursuant to such Contract that is not caused by any such termination) within 60 days;

(x) all employment, independent contractor, consulting, severance or similar agreements with service providers that are individuals under which the Company or any Company Subsidiary is or could become obligated to provide annual compensation or payments in excess of two hundred twenty five thousand dollars ($225,000) and which cannot be terminated by the Company or any Company Subsidiary without the payment or provision of severance compensation or benefits or advance notice;

(xi) (A) any Contract with a customer where the price is fixed for more than a one-year period and (B) any Contract with any Person which relates to more than one million dollars ($1,000,000) in annual payments to, or payments by, the Company and/or the Company Subsidiaries for the year ended December 31, 2021 or with respect to which the Company or a Company Subsidiary reasonably expects that it and/or one of its Subsidiaries will receive payments or make payments for the year ended December 31, 2022 of more than one million dollars ($1,000,000), in each case of any Contract under this subsection (B) other than any Contract or purchase order entered into in the ordinary course of business; and

(xii) any Contract with a Related Party to the Company or any Company Subsidiary, other than Contracts related to any Person’s employment with the Company or any Company Subsidiary.

Each Contract of the type described in this Section 4.13(a) is referred to herein as a “Company Material Contract.” True and complete copies of each Company Material Contract in effect as of the date hereof have been made available to Parent (including pursuant to agreed-upon procedures to protect competitively sensitive information) or publicly filed with the SEC.

(b) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is a legal, valid, binding and enforceable obligation of the Company or the Company Subsidiary party thereto and is in full force and effect (except as may be limited by the Enforceability Exceptions) and (ii) none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any counterparty is in breach or default under any Company Material Contract.

4.14 Litigation. Since the Applicable Date, there has been no Proceeding pending or, to the Knowledge of the Company, threatened to which the Company or any Company Subsidiary is or was a party that would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries. As of the date of this Agreement, neither the Company nor any Company Subsidiary is subject to any outstanding Order that would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries.

4.15 Environmental Matters. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each of the Company and the Company Subsidiaries is and has, since January 1, 2019, been in compliance with applicable Environmental Laws; (b) each of the Company and the Company Subsidiaries has, or has applied for, all Environmental Permits necessary for the conduct and operation of their respective businesses as now being conducted and is, and since January 1, 2019 has been, in compliance with the terms and conditions thereof, and has timely applied for all required renewals or modifications thereof, and all such Environmental Permits are in full force and effect, and the Company has no written notice or knowledge that such Environmental Permits require any modifications and or capital expenditures to ensure compliance with Environmental Laws or that such Environmental Permits will not be renewed in the ordinary course; (c) none of the Company or any Company Subsidiary has received since January 1, 2019, and prior to that time if the matter remains unresolved or is subject to any court-ordered resolution, any written notice, demand, judgment, citation, summons, request for information, complaint, letter or Proceeding with respect to any matters arising out of any Environmental Law; (d) neither the Company nor any Company Subsidiary has entered into or agreed to any consent decree or administrative order or is subject to any judgment, settlement agreement, consent decree or consent order, judicial order or other Order relating to violations of Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances; (e) (i) there are no Hazardous Substances present at, on, under or emanating from or to any Company Property that have been released by the Company and (ii) neither the Company nor any Company Subsidiary has stored, handled, used, released (as such term is defined in CERCLA), disposed of or transported, or arranged for the transport or disposal of Hazardous Substances at any location, except, in each case of the foregoing subclauses (i) and (ii), as would not reasonably be expected to result in material liability to the Company or any Company Subsidiary under any Environmental Law; and (f) neither the Company nor any Subsidiary has assumed by contract any liability of any other Person arising under Environmental Law or relating to the investigation or remediation of Hazardous Substances.

4.16 Intellectual Property.

(a) Except for Internet domain names, there are no registrations, issuances and or pending applications for the Company Intellectual Property. Section 4.16 of the Company Disclosure Schedule identifies, as of the date of this Agreement, each Internet domain name registered by or on behalf of the Company or the Company Subsidiaries and the applicable registrar. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have paid all renewal and maintenance fees and expenses in respect of the Internet domain names set forth on Section 4.16 of the Company Disclosure Schedule, except as set forth therein.

(b) The Company and the Company Subsidiaries (i) validly and exclusively own, or have a valid Contract entitling the Company and the Company Subsidiaries, as applicable, the right to use all Intellectual Property that they use in their operations, free and clear of all Liens (other than Permitted Liens), and (ii) have taken commercially reasonable actions, consistent with prudent industry practices, to maintain and protect each item of the Company Intellectual Property, except, in each case, as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company Intellectual Property and, to the Knowledge of the Company, the other aspects of the conduct of the business of the Company and the Company Subsidiaries do not infringe or misappropriate any Intellectual Property of any other Person; (ii) as of the date of this Agreement, no Proceeding is pending or, to the Knowledge of the Company, is threatened against the Company or any Company Subsidiary alleging that the Company or any Company Subsidiary is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any Person or otherwise challenging the ownership or use of any of the Company Intellectual Property, and no such Proceeding has been brought since the Applicable Date; and (iii) to the Knowledge of the Company, no Person is infringing, misappropriating, diluting, using in an unauthorized manner or otherwise violating the Company Intellectual Property, and neither the Company nor any Company Subsidiary has instituted or threatened to institute any Proceeding against any Person with respect to the foregoing in this Section 4.16(c)(iii).

(d) The Company Intellectual Property does not include any Software.

(e) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the Applicable Date, (x) the Company and the Company Subsidiaries have maintained policies and procedures regarding data security, privacy, data transfer and the use of data that are commercially reasonable and consistent with prudent industry practices, and (y) commercially reasonable security measures, consistent with prudent industry practices, have been in place to protect Personal Information stored in the Company’s and the Company Subsidiaries’ computer systems and in computer systems under their control from unlawful use by any third party or any other use by a third party that would violate such policies. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since the Applicable Date, have been, in compliance with all policies, Contracts, and Laws pertaining to data privacy, data security, and the use of Personal Information applicable to or binding on the Company or any of the Company Subsidiaries, and neither the Company nor any Company Subsidiary has received a written complaint from any Governmental Entity or any other third party regarding its collection, storage, use, disclosure or transfer of Personal Information that is pending or unresolved and, to the Knowledge of the Company, there are no facts or circumstances that would give rise to any such complaints. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there has been (i) no loss or theft of data or security breach relating to data or the IT Assets used in the business of the Company and the Company Subsidiaries; (ii) no violation of any security policy regarding any such data; (iii) no unauthorized access or unauthorized use of any data or the IT Assets; and (iv) no unintended or improper disclosure of any Personal Information in the possession, custody or control of the Company or a Company Subsidiary or a contractor or agent acting on behalf of the Company or a Company Subsidiary. No Proceeding is pending or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries relating to the collection, use or other processing of Personal Information.

(f) Except for such access as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the IT Assets operate and perform in all material respects as is necessary for the operation of the businesses of the Company and the Company Subsidiaries as currently conducted, (ii) there has been no material failure of IT Assets in the past two years which has not been fully resolved, and (iii) to the Knowledge of the Company, the IT Assets are free from any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants, spyware and any other disabling or malicious code and no Person has gained unauthorized access to the IT Assets.

4.17 Tax Matters. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) All Tax Returns that are required to be filed by the Company or the Company Subsidiaries have been timely filed with the appropriate Governmental Entity (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and accurate.

(b) The Company and the Company Subsidiaries have timely paid all Taxes due and owing by any of them, whether or not shown on any Tax Returns, other than Taxes and deficiencies for which, or with respect to which, adequate reserves have been established on or reflected in the financial statements of the Company and the Company Subsidiaries in accordance with GAAP.

(c) No deficiencies for Taxes have been asserted or assessed by any Governmental Entity in writing against the Company or the Company Subsidiaries, except for deficiencies that have been satisfied by payment, settled or withdrawn;

(d) There is not pending or threatened in writing, any audit, examination, investigation or other Proceeding with respect to any Taxes or Tax Return of the Company or the Company Subsidiaries.

(e) Neither the Company nor any of the Company Subsidiaries has waived any statute of limitations with respect to Taxes or Tax Returns or agreed to any extension of time with respect to a Tax assessment or deficiency or the collection of Taxes (other than extensions that arise as a result of filing Tax Returns by the extended due date therefor), which waiver or extension is still in effect;

(f) Neither the Company nor any of the Company Subsidiaries has entered into any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2).

(g) The Company has not constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement.

(h) Neither the Company nor any of the Company Subsidiaries is a party to any Tax allocation, sharing or indemnity agreement (other than any Tax indemnification provisions in commercial agreements that are not primarily related to Taxes and other than any agreement solely between or among any of the Company and the Company Subsidiaries).

(i) Neither the Company nor any of the Company Subsidiaries has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under U.S. Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law), as successor or transferee or contract;

(j) There are no Liens for Taxes (other than Permitted Liens) upon the assets of the Company or any of the Company Subsidiaries.

(k) Neither the Company nor any of the Company Subsidiaries will be required to include in a taxable period ending after the Closing Date taxable income attributable to income that accrued in a taxable period prior to the Closing Date but was not recognized for Tax purposes in such prior taxable period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting, the cash method of accounting, deferred revenue or prepaid amounts, Section 481 of the Code or comparable provisions of state, local or non-U.S. Tax Law;

(l) Neither the Company nor any of the Company Subsidiaries has executed or entered into a “closing” agreement pursuant to Section 7121 of the Code or any similar provision of state, local or non-U.S. Tax Law, and neither the Company nor any of the Company Subsidiaries is subject to any private letter ruling of the IRS or comparable ruling of any other Governmental Entity;

(m) Neither the Company nor any of the Company Subsidiaries has deferred any payroll Tax obligations under the CARES Act, which deferral is still in effect;

(n) No claim in writing has been made by any Governmental Entity in a jurisdiction in which the Company or Company Subsidiaries do not file Tax Returns of a particular type that the Company or any Company Subsidiaries is, or may be, subject to taxation of such type by, or required to file any Tax Return with respect to Taxes of such type in, that jurisdiction;

(o) Each of the Company and the Company Subsidiaries has withheld and collected all amounts required by applicable Law to be withheld or collected by it on account of Taxes, has remitted all such amounts to the appropriate Governmental Entity when required by applicable Law to do so and has otherwise complied with Laws related to the collection, withholding and remittance of Taxes;

(p) Neither the Company nor any of the Company Subsidiaries is required to pay any installment of the “net tax liability” described in Section 965(h)(1) of the Code after December 31, 2017; and

(q) The unpaid Taxes of the Company and the Company Subsidiaries (i) did not, as of date of the most recent balance sheet included in the Company Financial Statements, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth thereon and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Company and the Company Subsidiaries.

Notwithstanding anything else in this Agreement, the representations and warranties included in Section 4.9, Section 4.11(c), Section 4.11(d) and this Section 4.17 shall constitute the sole and exclusive representations and warranties of the Company in this Agreement with respect to Tax matters.

4.18 Real Property; Title to Assets.

(a) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary has good and indefeasible fee title to the real property owned by the Company or any Company Subsidiary (the “Company Owned Real Property”), in each case, which has not been sold in the ordinary course of business and, in each case, free and clear of all Liens other than Permitted Liens. The Company has delivered or made available to the Parent, prior to the date hereof, true, correct and complete copies of the most recent title insurance policies, title insurance commitments, title reports and surveys in the Company’s possession, if any, for the Company Owned Real Property.

(b) Section 4.18(b) of the Company Disclosure Schedule sets forth a true and complete list of each lease agreement, together with any amendments, renewals and guarantees thereof or thereto (each, a “Company Real Property Lease”), under which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any real property at which operations of the Company and the Company Subsidiaries are conducted (the “Company Leased Real Property”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Real Property Lease is valid, binding and in full force and effect against the Company or such Company Subsidiary party thereto, and, to the Knowledge of the Company, the other parties thereto, in accordance with its terms, and neither the Company nor any of the Company Subsidiaries, or to the Knowledge of Company, any other party thereto, has received written notice of any default under any Company Real Property Lease; (ii) none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any counterparty has violated any provision of, or taken or failed to take any act, that is in breach or default under any Company Real Property Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a default or breach by the Company, any

Company Subsidiary or any counterparty under any Company Real Property Lease or permit termination, modification or acceleration by any third party thereunder, and to the Knowledge of the Company, neither the Company nor any of the Company Subsidiaries has received written notice that it has breached, violated or defaulted under any Company Real Property Lease, in each case, other than such items, if any, that have been cured; and (iii) the Company or the applicable Company Subsidiary has a good and valid leasehold interest, subject to the terms of the Company Real Property Lease applicable thereto, in each parcel of Company Leased Real Property free and clear of all Liens, except Permitted Liens.

(c) As of the date of this Agreement, none of the Company Owned Real Property or Company Leased Real Property have been licensed, leased or subleased to any other Person, nor does any other Person have the right to use or occupy any of the Company Owned Real Property or Company Leased Real Property.

(d) Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any written notice of any pending or threatened condemnation, eminent domain, requisition, taking or similar Proceeding by any Governmental Entity with respect to any Company Leased Real Property or Company Owned Real Property, or negotiations for the purchase of any Company Leased Real Property or Company Owned Real Property in lieu of condemnation, and, to the Knowledge of the Company, no condemnation, eminent domain, requisition or taking has been commenced or threatened in connection with any of the foregoing.

(e) Except in each case as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and the Company Subsidiaries has good title to, or valid leasehold or other ownership interests or rights in, all its material properties and assets other than the Company Owned Real Property and Company Leased Real Property, except: (i) for such interest or rights as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business consistent with past practice, and (ii) for defects in title, burdens, easements, restrictive covenants and similar encumbrances or impediments that, in the aggregate, do not and are reasonably expected not to interfere with its ability to conduct the Company’s and the Company Subsidiaries’ businesses as currently conducted. As of the date of this Agreement, none of the properties and assets of the Company or any Company Subsidiaries are subject to any Liens that, in the aggregate, interfere with the ability of the Company and the Company Subsidiaries to conduct business as currently conducted to an extent that have had or would reasonably be expected to have a Company Material Adverse Effect.

4.19 Insurance. Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain policies of insurance with reputable carriers covering the Company, the Company Subsidiaries and their respective employees, properties or assets (collectively, “Insurance Policies”) in an amount that provides coverage that is adequate for the operation of the Company’s and the Company Subsidiaries’ businesses, and contain terms and conditions and are in such amounts as are reasonable and customary for Persons engaged in similar businesses and subject to the same or similar perils or hazards. The Insurance Policies are in full force and effect and all premiums due with respect thereto have been paid. Neither the Company nor any Company Subsidiary or any other insured under the Insurance Policies (a) is, or with the giving of notice or lapse of time or both would be, in breach or default of any of the Insurance Policies or (b) has received any written notice of termination, cancellation, denial of coverage, premium increase or modification with respect to any Insurance Policy, except in each case, which would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.20 Opinion of Financial Advisor. Guggenheim Partners rendered to the Company Board an oral opinion, which will be confirmed by a written opinion, to the effect that, as of the date of such opinion and based on and subject to the various qualifications, assumptions and limitations set forth therein, the Offer Price and the Merger Consideration to be received in the Offer and the Merger by the holders of Company Shares are fair, from a financial point of view, to such holders. The oral opinion has not been amended or rescinded as of the date of this Agreement. A signed, correct and complete copy of such written opinion will promptly be made available to Parent, for informational purposes only, following receipt thereof by the Company.

4.21 Schedule 14D-9; Schedule TO. The Schedule 14D-9, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to (i) statements included or incorporated by reference in the Schedule 14D-9 based on information supplied by or on behalf of Parent or Merger Sub or any of their directors, officers, employees, Affiliates, agents or other Representatives, or (ii) any financial projections or forward-looking statements. None of the information provided or to be provided in writing by or on behalf of the Company or any of its Representatives for inclusion or incorporation by reference in the Schedule TO or the Offer Documents, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, as applicable, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.22 Brokers. Except for the Company’s obligations to Guggenheim Partners, no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of the Company or any Company Subsidiary.

4.23 State Takeover Statutes. Assuming the accuracy of the representations contained in Section 5.8, no “moratorium,” “fair price,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (including Section 203 of the DGCL) or any similar anti-takeover provision in the Company Charter or the Company Bylaws is, or at the Acceptance Time or the Effective Time will be, applicable to this Agreement, the Merger, the Offer, or any of the other transactions contemplated hereby.

4.24 Affiliate Transactions. There have not been since the Applicable Date any transactions, Contracts, agreements, arrangements or understandings or series of related transactions, nor are there any of the foregoing currently proposed (if proposed but not having been consummated or executed, if consummated or executed), that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been disclosed in the Company SEC Documents filed prior to the date hereof.

4.25 Corrupt Practices; Sanctions. Except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the course of operating the business of the Company and the Company Subsidiaries since January 1, 2019:

(a) Neither the Company, the Company Subsidiaries, nor, any director, officer, manager, employee, or, the Knowledge of the Company, agent acting for or on behalf of the Company or any of the Company Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (iii) directly or indirectly offered, promised, given or authorized any payment or anything else of value to foreign or domestic government officials or employees in violation of applicable Anti-Corruption Laws; or (iv) otherwise violated any applicable Anti-Corruption Laws. The Company and the Company Subsidiaries have since January 1, 2019 maintained accurate books and records and a system of internal controls in each case as required by applicable Anti-Corruption Laws, including the U.S. Foreign Corrupt Practices Act of 1977, as amended.

(b) Neither the Company, the Company Subsidiaries, nor any director, officer, manager, employee, or, to the Knowledge of the Company, agent acting for or on behalf of the Company or any of the Company Subsidiaries (i) has been nor is a Sanctioned Person, or (ii) has transacted business with or for the benefit of any Sanctioned Person or violated applicable Sanctions.

(c) Neither the Company nor any of the Company Subsidiaries has violated the statutory and regulatory requirements under the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Control and Reform Act of 2018, the Export Administration Regulations, and the Foreign Trade Regulations.

(d) Neither the Company nor any of the Company Subsidiaries has violated any applicable Laws governing or concerning (i) the exportation and importation of products, goods, parts, accessories, technology, and services and all other regulations and procedures administered by the U.S. Customs and Border Protection of the U.S. Department of Homeland Security, and the Bureau of Industry and Security and the U.S. Census Bureau of the U.S. Department of Commerce, and any Laws of a non-U.S. Governmental Entity applicable to the import of any products, goods, parts, accessories, technology and services into such country by an importer of record; (ii) the maintenance of records with respect to import and export transactions and claims (including drawback claims); or (iii) the payment in full of all customs duties, Taxes, fees and charges applicable to and due with respect to all import transactions, including any countervailing or antidumping duties. No products, goods, parts, or accessories imported by the Company or any of the Company Subsidiaries are or have been subject to any countervailing or antidumping duty investigation, order, notice, or other proceeding by the U.S. Department of Commerce or the U.S. International Trade Commission.

(e) Neither the Company nor any of the Company Subsidiaries has (i) been fined or penalized, (ii) received any notice from a Governmental Entity concerning any actual or possible violation with respect to the Company or any of the Company Subsidiaries, or (iii) received any other allegation or report or conducted any internal investigation, in each case with respect to any applicable Sanctions or Anti-Corruption Laws.

4.26 No Other Representations or Warranties. Except for the representations and warranties contained in this Article 4, neither the Company nor any Representative or other Person on behalf of either makes any express or implied representation or warranty with respect to them or with respect to any other information provided to Parent and Merger Sub or any of their directors, officers, employees, Affiliates, agents or other Representatives in connection with the transactions contemplated hereby. The Company (on its own behalf and on behalf of its Affiliates and each of its Representatives) acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 5 of this Agreement, (a) neither Parent nor Merger Sub, nor any of their respective Affiliates or Representatives makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger or the Offer, the other matters contemplated by this Agreement and the entry into this Agreement by the parties hereto, and none of the Company, its Affiliates and its respective Representatives are relying on or has relied on any representation or warranty of Parent, Merger Sub, or any of their respective Subsidiaries, Representatives or Affiliates except for those expressly set forth in Article 5 of this Agreement, (b) no Person has been authorized by Parent, Merger Sub or any of their respective Subsidiaries, Representatives or Affiliates to make any representation or warranty relating to such entities or their businesses or otherwise in connection with the Merger or the Offer, and if made, such representation or warranty must not be relied upon by the Company as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided, addressed or otherwise made available to the Company or any of its Representatives are not and shall not be deemed to be or include representations or warranties of Parent, Merger Sub, or any of their respective Subsidiaries, Representatives or Affiliates (and no such representation or warranty has been made or relied on with respect thereto) unless and only to the extent any such materials or information is the subject of any express representation or warranty set forth in Article 5 of this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub each hereby, jointly and severally, represent and warrant to the Company as follows:

5.1 Organization and Qualification. Each of Parent and Merger Sub is a corporation, duly incorporated and validly existing and in good standing under the Laws of its respective jurisdiction of incorporation and each has requisite corporate power and authority to carry on its business as it is now being conducted, except for such failures to be in good standing or to have such power or authority that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and Merger Sub are each duly qualified to do business and are in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the conduct of their business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Both Parent and Merger Sub are in compliance in all material respects with the provisions of their respective certificates of incorporation and bylaws (or other similar governing documents), in each case, except for violations which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

5.2 Authority. Each of Parent and Merger Sub has all requisite corporate power and authority necessary to execute and deliver this Agreement and, assuming the Merger is consummated in accordance with Section 251(h) of the DGCL, to perform (subject to the conditions contained herein) their respective obligations hereunder and to consummate the transactions contemplated hereby, including the Merger and the Offer. The board of directors of Parent and the board of directors of Merger Sub each has by unanimous vote, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are advisable, fair to and in the best interests of Parent and Merger Sub and their respective stockholders, and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement; (ii) approved and declared advisable the execution and delivery by Parent and Merger Sub, respectively, of this Agreement, the performance by Parent and Merger Sub of their respective covenants and agreements contained herein and the consummation of the Offer and the Merger and the other transactions contemplated by this Agreement upon the terms and subject to the conditions contained herein; and (iii) resolved that this Agreement and the Merger be governed by Section 251(h) of the DGCL. Assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL, no other corporate proceedings on the part of Parent or Merger Sub are necessary to adopt this Agreement or to consummate the Offer or the Merger. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due and valid authorization, execution and delivery by the Company, constitutes a legally valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as may be limited by the Enforceability Exceptions.

5.3 No Conflict. None of the execution, delivery or performance of this Agreement by Parent or Merger Sub, or the consummation by Parent or Merger Sub of the Merger or any other transaction contemplated by this Agreement, will (with or without notice or lapse of time, or both) conflict with or violate any provision of the organizational or governing documents of Merger Sub or Parent in any material respect. Except as would not have, or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the execution, delivery or performance of this Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Merger, the Offer or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both) (a) assuming that all consents, approvals, authorizations and permits described in Section 5.4 have been obtained and all filings and notifications described in Section 5.4 have been made and any waiting periods thereunder have terminated or expired, and any other condition precedent to such consent, approval, authorization or waiver has been satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or any Subsidiary of Parent or Merger Sub or any of their respective properties or assets or (b) require any consent or approval under, violate, conflict with, result in any breach of, or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or, to the Knowledge of Parent, result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties or assets of Parent, Merger Sub or any Subsidiary of Parent pursuant to any Contract to which Parent, Merger Sub or any Subsidiary of Parent or Merger Sub is a party or by which they or any of their respective properties or assets may be bound.

5.4 Required Filings and Consents. Assuming the accuracy of the representations and warranties of the Company in Section 4.5, none of the execution, delivery or performance of this Agreement by Parent and Merger Sub, or the consummation by Parent and Merger Sub of the Merger, the Offer or any other transaction contemplated by this Agreement, will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with, or notification to, any Governmental Entity, other than (a) the filing of the Certificate of Merger as required by the DGCL; (b) compliance with any applicable foreign, federal or state securities or blue sky Laws, including pursuant to the applicable requirements of the Securities Act and the Exchange Act; (c) such filings as may be required under the rules and regulations of the NYSE; (d) the filing with the SEC of the Schedule 14D-9, the Schedule TO and the Offer Documents and such other reports required in connection with the transactions pursuant to this Agreement under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder and (e) consents, approvals, authorizations or permits of, filings, registrations with or notifications to, any Governmental Entity (including with respect to any Competition Laws), in each case the failure of which to obtain or make would not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.5 Litigation. As of the date of this Agreement, there is no Proceeding to which Parent or Merger Sub or any Subsidiary of Parent or Merger Sub is a party pending or, to the Knowledge of Parent or Merger Sub, as applicable, threatened that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor Merger Sub nor any Subsidiary of Parent or Merger Sub is subject to any outstanding Order that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.6 Schedule TO; Schedule 14D-9. The Schedule TO and the Offer Documents, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act and all other applicable Laws and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to (i) statements included or incorporated by reference in the Schedule TO or the Offer Documents based on information supplied by or on behalf of the Company or any of its directors, officers, employees, Affiliates, agents or other Representatives, or (ii) any financial projections or forward-looking statements. None of the information provided or to be provided in writing by or on behalf of Parent, Merger Sub, or any of their respective Representatives for inclusion or incorporation by reference in the Schedule 14D-9, when filed with the SEC, at the time of any amendment of or supplement thereto, at the time of any publication, distribution or dissemination thereof, at the time of the commencement of the Offer and at the Acceptance Time, as applicable, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.7 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger, based upon arrangements made by or on behalf of Parent or Merger Sub.

5.8 Ownership of Company Capital Stock. None of Parent, Merger Sub or any other Affiliate or Subsidiary of Parent beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Shares or is party to any derivative or hedging arrangement, short position, borrowing or lending of Company Shares or other Contract or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from, Share price changes for, or to increase or decrease the voting power of, Parent, Merger Sub or any other Affiliate of Parent, in each case, with respect to Company Shares. None of Parent, Merger Sub or any Affiliate is, or at any time during the last three years has been, an “interested stockholder” of the Company (as defined in Section 203 of the DGCL).

5.9 Ownership of Merger Sub. All of the outstanding Equity Interests of Merger Sub have been duly authorized and validly issued and are wholly owned by Parent. Merger Sub was formed solely for purposes the Merger, the Offer, and the transactions contemplated by this Agreement, and, except for matters incidental to formation and execution and delivery of this Agreement and the performance of the transactions contemplated hereby, Merger Sub has not prior to the date hereof engaged in (and will not prior to the Effective Time engage in) any business or other activities other than those contemplated by this Agreement.

5.10 Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors. Assuming (a) that the conditions to the obligations of Parent and Merger Sub to consummate the Offer and the Merger have been satisfied or waived and (b) the accuracy in all material respects of the representations and warranties set forth in Article 4 and any estimates, projections or forecasts of the Company and its Subsidiaries furnished to Parent or its Affiliates or Representatives have been prepared by them in good faith based upon assumptions that were and continue to be reasonable, and after giving effect to the transactions contemplated by this Agreement and the payment of all amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the aggregate Offer Price and Merger Consideration, any repayment or refinancing of debt contemplated in this Agreement and payment of all related fees and expenses of Parent and Merger Sub, the Surviving Corporation will be Solvent as of immediately after the consummation of the transactions contemplated by this Agreement. For purposes of this Section 5.10, the term “Solvent” with respect to the Surviving Corporation means that, as of any date of determination, (a) the amount of the fair value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, at a fair valuation, exceeds, as of such date, the value of all liabilities of the

Surviving Corporation and its Subsidiaries, taken as a whole, including contingent and other liabilities, as of such date, as such quoted terms are generally determined in accordance with the applicable Laws governing determinations of the solvency of debtors; (b) the present fair saleable value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, exceeds, as of such date, the value of all probable liabilities of the Surviving Corporation and its Subsidiaries, taken as a whole, including contingent and other liabilities, as such debts and other liabilities become absolute and matured; (c) the Surviving Corporation will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged by Parent following such date; and (d) the Surviving Corporation will be able to pay its liabilities, including contingent and other liabilities, as they mature.

5.11 Absence of Certain Arrangements. As of the date of this Agreement, other than this Agreement and the Tender and Support Agreements, neither Parent or Merger Sub nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement, the Merger or the Offer or (ii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which any (i) such holder of Company Shares would be entitled to receive consideration of a different amount nature than the Offer Price or Merger Consideration in respect of such holder’s Company Shares, (ii) such holder of Company Shares has agreed to tender its Company Shares in the Offer or vote against any Superior Company Proposal or (iii) such stockholder, director, officer, employee or other Affiliate of the Company has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

5.12 Financing.

(a) As of the date of this Agreement, Parent has provided to the Company true, correct and complete copies, dated as of the date of this Agreement, of (i) the Equity Commitment Letter from the Investors, pursuant to which the Investors have, severally (and not jointly) committed to provide, subject only to the terms and conditions contained therein, funds equal to the applicable portion of the Required Amount set forth therein (the “Equity Financing”), (ii) the Debt (ABL) Commitment Letter from the Debt (ABL) Financing Sources party thereto and (iii) the Debt (Term Loan) Commitment Letter from the Debt (Term Loan) Financing Sources party thereto (together with the Debt (ABL) Commitment Letter and the Equity Commitment Letter, the “Financing Letters”) pursuant to which such applicable Debt Financing Sources have committed to provide, subject only to the applicable terms and conditions therein, the applicable portion of the Required Amount set forth therein, which amounts together with the amounts contemplated by the Equity Commitment Letter shall equal no less than the Required Amount (the debt financing contemplated by the Debt Commitment Letters being collectively referred to as the “Debt Financing”; and, together with the Equity Financing, the “Financing”), in each case solely for the Financing Purposes. As of the date of this Agreement, there are no other side letters or agreements to which Parent or Merger Sub is a party relating to the Financing, other than as expressly set forth in the Financing Letters. As of the date of this Agreement, (A) each Financing Letter, in the form provided to the Company, (i) is in full force and effect, (ii) has not been amended, withdrawn, supplemented, terminated, rescinded or modified (and no waiver of any provision thereof has been granted) and, to the Knowledge of Parent or Merger Sub, as applicable, no such amendment, withdrawal, supplement, termination, rescission or modification is contemplated (other than to add lenders, lead arrangers, bookrunners, syndication agents or other entities who had not executed the Debt Commitment Letters as of the date of this Agreement), and (iii) is a legal, valid and binding obligation of each of Parent, Merger Sub, the Investors, and to the Knowledge of Parent, the applicable Debt Financing Sources, as applicable, is in full force and effect, and is enforceable in accordance with the terms thereof against Parent, Merger Sub, the Investors and, to the Knowledge of the Parent, the applicable Debt Financing Sources, subject, in each case, to the Enforceability Exceptions. As of the date hereof, no event has occurred (and no event is reasonably expected to occur) which would reasonably be expected to result in any material breach of or constitute a material default under (or an event which with notice or lapse of time or both would result in any material breach of or constitute a material default under) or reasonably be expected to result in a failure to satisfy a condition precedent, in each case, on the part of Parent, Merger Sub, the Investors or, to the Knowledge of Parent, the applicable Debt Financing Sources, as applicable, or would permit any party to such Financing Letter to terminate, or to not make the initial funding in an amount required to satisfy the applicable portion of the Required Amount under such Financing Letter. As of the date of this Agreement, assuming the conditions set forth in Annex A and Article 7 have been satisfied (other than those conditions that by their terms are to be satisfied as of immediately prior to the Expiration Time or the Closing, as applicable, but subject to such conditions being able to be satisfied) or waived by the Closing, neither Parent nor Merger Sub has any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that (subject to the satisfaction or waiver of such conditions) the full amount of the Debt Financing contemplated by the Debt Commitment Letters to be funded on or prior to the Expiration Time will not be available to Parent or Merger Sub on or prior to the Expiration Time. Each of Parent and Merger Sub, as applicable, has fully paid, or caused to be fully paid, any and all commitment fees or other fees to the extent required to be paid on or prior to the date hereof in connection with the Financing.

(b) Assuming the Financing is funded or invested in accordance with the Financing Letters, Parent and Merger Sub’s cash on hand plus the aggregate proceeds contemplated by the Financing Letters, taken together, will be sufficient for Parent and Merger Sub to consummate the transactions contemplated by this agreement, including (i) paying the aggregate Offer Price and Merger Consideration any other amounts required to be paid by Parent and Merger Sub on the Closing Date in connection with the consummation of the transactions contemplated hereby (including, without limitation, to refinance existing indebtedness (for the avoidance of doubt, other than operating leases) of the Company and its subsidiaries and pay any fees, costs and expenses of or payable by Parent or Merger Sub on the Closing Date in connection with the transactions contemplated hereby) (such amount, the “Required Amount”); (ii) paying all other related fees, costs and expenses incurred by Parent and Merger Sub in connection with the transactions contemplated hereby; and (iii) satisfying all of their other respective obligations under this Agreement and any ancillary document or agreement delivered in connection herewith or therewith ((i), (ii), and (iii), collectively and such purposes, the “Financing Purposes”). Parent and Merger Sub have not incurred any obligation, commitment, restriction or liability of any kind, and are not contemplating or aware of any obligation, commitment, restriction or liability of any kind, in either case, which would reasonably be expected to materially impair or materially adversely affect such resources.

(c) As of the date of this Agreement, each Financing Letter (i) contains all of the conditions precedent to the obligations of the Investors and the applicable Debt Financing Sources to make the applicable portion of the Required Amount available to Parent and Merger Sub on the terms and conditions set forth therein, and (ii) subject to the terms and conditions set forth therein, does not contain any contingencies that would permit the applicable Investor or applicable Debt Financing Source to reduce, or rescind its obligation to provide, the total amount of the Financing below the amount required to pay the Required Amount.

(d) The Equity Commitment Letter provides, and will continue to provide, that the Company is an express third-party beneficiary of such Equity Commitment Letter, and the Company is (on its own behalf and on behalf of the Company’s stockholders) entitled to enforce, directly or indirectly, such Equity Commitment Letter in accordance with its terms against the Investors.

(e) Parent and Merger Sub each acknowledge and agree that Parent and Merger Sub’s obligation to consummate the transactions contemplated by this Agreement is not in any way contingent upon or otherwise subject to Parent and Merger Sub’s consummation of any financing arrangements (including the Equity Financing or the Debt Financing), Parent and Merger Sub’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent and Merger Sub.

(f) Concurrently with the execution of this Agreement, Parent has delivered to the Company a true, correct and complete copy of the duly executed limited guarantee of the Investors, dated as of the date of this Agreement, in favor of the Company in respect of Parent’s obligations to pay the Parent Termination Fee and Parent’s and Merger Sub’s other payment or reimbursement obligations specified therein, up to the aggregate amount specified therein (the “Limited Guarantee”). The Limited Guarantee is (a) a legal, valid and binding obligation of the Investors, (b) enforceable against the Investors in accordance with its terms, subject to the Enforceability Exceptions and (c) in full force and effect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Investors under the Limited Guarantee.

5.13 Antitrust. To the knowledge of Parent, no fact or circumstance exists, including any possible other transaction under consideration by Parent (or its Affiliates) or Merger Sub, that would reasonably be expected to prevent or materially delay the filings or approvals required under any Competition Laws.

No Other Representations or Warranties. Except for the representations and warranties contained in this Article 5, none of Parent, Merger Sub or any of their respective Representatives or Affiliates or any other Person on behalf of such Persons makes any express or implied representation or warranty with respect to them or with respect to any other information provided to the Company in connection with the transactions contemplated hereby. Parent and Merger Sub (on their own behalf and on behalf of their respective Affiliates and each of their respective Representatives) each acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 4 of this Agreement (as qualified by the Company Disclosure Schedule), (a) neither the Company, its Subsidiaries nor any of their respective Affiliates or Representatives makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Merger or the Offer, the other matters contemplated by this Agreement and the entry into this Agreement by the parties hereto, and none of Parent, Merger Sub, their Affiliates and their respective Representatives are relying on or has relied on any representation or warranty of the Company or any of its Subsidiaries except for those expressly set forth in Article 4 of this Agreement; (b) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to the Company or any of its Subsidiaries or their businesses or otherwise in connection with the Merger or the Offer, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party; and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided, addressed or otherwise made available to Parent, Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties of the Company or any of its Subsidiaries (and no such representation or warranty has been made or relied on with respect thereto) unless and only to the extent any such materials or information is the subject of any express representation or warranty set forth in Article 4 of this Agreement (as qualified by the Company Disclosure Schedule).

ARTICLE 6

COVENANTS

6.1 Conduct of Business by the Company and Parent Pending the Closing.

(a) The Company agrees that, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 8, except as set forth in Section 6.1(a) of the Company Disclosure Schedule, as required by applicable Law (including any COVID-19 Measures) or as expressly required by this Agreement, or otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company will, and will cause each Company Subsidiary to, (1) conduct its operations in all material respects in the ordinary course of business, consistent with past practice; (2) use its commercially reasonable efforts to maintain and preserve substantially intact its business organization; (3) use its commercially reasonable efforts to preserve its relationships with key employees, customers, suppliers, developers, contractors, vendors, licensors, licensees, distributors, lessors and others having significant business dealings with the Company or any of the Company Subsidiaries and (4) comply in all material respects with applicable Law; provided, that during any period of full or partial suspension of operations related to COVID-19 or any COVID-19 Measures, the Company or any of its Subsidiaries may, in connection with COVID-19 or any COVID-19 Measures, take such actions as are reasonably necessary (as determined by the Company in good faith and so long as the Company has provided reasonable notice to and reasonably consulted with Parent prior to taking such actions) (i) to protect the health and safety of the Company’s or its Subsidiaries’ employees and other individuals having business dealings with the Company or its Subsidiaries or (ii) to reasonably respond to third-party supply or service disruptions caused by COVID-19 or any COVID-19 Measures; provided, further, that following any such suspension, to the extent that the Company or any of its Subsidiaries took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business consistent with past practice, the Company and its Subsidiaries will resume conducting its business in the ordinary course of business consistent with past practice in all material respects as soon as reasonably practicable. Without limiting the foregoing, and as an extension thereof, except (x) as set forth in Section 6.1(a) of the Company Disclosure Schedule, (y) as required by applicable Law or (z) as expressly required by this Agreement, or otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 8:

(i) amend, modify, waive, rescind or otherwise change the Company Charter or the Company Bylaws or the comparable organizational and governance documents of any Company Subsidiary;

(ii) issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary, or any rights based on the value of any such Equity Interests (except for transactions between the Company and any wholly owned Company Subsidiaries or between wholly owned Company Subsidiaries, other than the issuance of Company Shares upon the exercise of Company Stock Options or the vesting or settlement of Company Equity Awards outstanding as of the date hereof;

(iii) except in the ordinary course of business, directly or indirectly, sell, lease, license, sell and leaseback, abandon, mortgage or otherwise encumber or dispose of or subject to any Lien (other than any Permitted Lien or any Lien of the type contemplated pursuant to Section 6.1(a)(viii)(A)(ii)) in whole or in part any of its properties, assets (including any Intellectual Property) or rights or any interest therein (in each case, other than for any sale, lease, license, sale and leaseback, abandonment, mortgage or other encumbrance or disposal that would be immaterial to the Company); provided, that the foregoing does not restrict (A) any such transaction between or among the Company and any wholly owned Company Subsidiaries (or between or among any such Subsidiaries), or (B) any such transaction pursuant to requirements of Contracts of the Company or any of its Subsidiaries that are in existence of the date hereof and on the terms in effect on the date hereof that have been made available to Parent;

(iv) authorize, declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than dividends paid by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary, or distributions consisting solely of Rights distributed in tandem with the issuance of shares of underlying common stock of the Company issued in the ordinary course of business not in violation of this Agreement);

(v) reclassify, combine, split, subdivide or make any similar change or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of the Company’s capital stock or other Equity Interests or the Equity Interests of any Company Subsidiary, except (A) the acquisition by the Company of Company Shares in connection with the surrender of Company Shares by holders of Company Stock Options to be able to pay the exercise price thereof in accordance with the terms of such Company Stock Options, (B) the withholding or disposition of Company Shares to satisfy withholding Tax obligations with respect to Company Equity Awards in accordance with the terms of such Company Equity Awards, (C) upon the forfeiture of outstanding Company Equity Awards or (D) cash dividends paid to the Company or any wholly owned Company Subsidiaries by a wholly owned Company Subsidiary with regard to its capital stock or other Equity Interests;

(vi) merge or consolidate the Company or any Company Subsidiary with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary, other than transactions between or among the Company and any wholly owned Company Subsidiaries (or between or among any such Subsidiaries);

(vii) acquire (including by merger, consolidation or acquisition of stock or assets) any Equity Interest in or the material assets of any Person or business, or make any loan, advance or capital contribution to, or investment in, any Person or business;

(viii) (A) incur any Indebtedness or issue any debt securities or assume or guarantee the obligations in respect of indebtedness for borrowed money or debt securities of any Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person, except for (i) transactions between the Company and any wholly owned Company Subsidiary or between wholly owned Company Subsidiaries or (ii) letters of credit that are cash collateralized by the Company Credit Facility in an amount not to exceed five million dollars ($5,000,000) in the aggregate, surety bonds and similar instruments issued in the ordinary course of the Company’s business consistent with past practice, including the pledging of cash or other security as may be required by the issuer in connection therewith, (B) incur any Indebtedness or issue any letters of credit under the Company Credit Facility or (C) make any loans or capital contributions to, or investments in, any other Person, other than to any wholly owned Company Subsidiary;

(ix) (A) enter into any Contract (other than a Benefit Plan or a Contract that would be a Benefit Plan if in effect on the date of this Agreement) that includes a change of control or similar provision that would require a material payment to or would give rise to any material rights (including termination rights) of the other party or parties thereto as a result of the consummation of the Merger or the other transactions contemplated by this Agreement or that would reasonably be expected to require a material payment to or would give rise to any material rights (including termination rights) of the other party or parties if a change of control of Parent were to occur immediately following consummation of the Merger; (B) enter into any Contract that would have been a Company Material Contract (provided that solely for purposes of this Section 6.1(a)(ix) the phrase “one-year period” as it appears in Section 4.13(a)(xi)(A) shall be replaced with the phrase “three-month period”) or a Company Real Property Lease if it were in effect as of the date hereof or (C) materially modify or materially amend in a manner adverse to the Company, cancel or terminate or waive, release or assign any material rights or claims with respect to, any Company Material Contract or Company Real Property Lease;

(x) other than as required by any Benefit Plan as in effect on the date of this Agreement or by applicable Law, (A) increase the compensation or benefits of any Company Employee, other than in the ordinary course of business consistent with past practice to any Company Employee whose total annual cash compensation opportunity does not exceed two hundred thousand dollars ($200,000); (B) adopt or provide any new rights to severance, change of control, retention or termination pay to any Company Employee; (C) establish, adopt, enter into, amend in any material respect or terminate any Benefit Plan or any collective bargaining agreement, other than offer letters or consulting agreements that do not include severance protections or transaction payments with respect to any Participant whose total annual cash compensation opportunity does not exceed two hundred thousand dollars ($200,000); (D) take any action to amend or waive any performance or vesting criteria or accelerate the vesting, exercisability or funding under any Benefit Plan; or (E) hire or terminate (other than for cause or due to death or disability), other than in the ordinary course of business consistent with past practice to any Company Employee whose total annual cash compensation opportunity does not exceed two hundred thousand dollars ($200,000);

(xi) make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or Law including any interpretations thereof or any changes to any of the foregoing;

(xii) other than as required by applicable Law, (A) make, revoke or change any material Tax election; (B) file any material amended Tax Return; (C) settle or compromise any claim relating to a material amount of Taxes of the Company or any Company Subsidiary for an amount materially in excess of amounts reserved; (D) enter into any “closing agreement” within the meaning of in Section 7121 of the Code (or any analogous provision of state, local or foreign Law) relating to a material amount of Taxes; (E) surrender any right to claim a material Tax credit or refund; (F) fail to timely file any material Tax Return required to be filed (after taking into account any extensions) by the applicable entity, (G) prepare any material Tax Return on a basis inconsistent with past practice, (H) consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes or (I) adopt or change any material Tax accounting principle, method, period or practice;

(xiii) waive, release, assign, settle or compromise any claims, liabilities or obligations arising out of, related to or in connection with litigation (other than litigation arising in connection with this Agreement or the transactions contemplated hereby, which is governed by Section 6.11) or other Proceedings other than settlements of, or compromises for, any such litigation or other Proceedings (A) funded, subject to payment of a deductible or self-insured retention, not to exceed five hundred thousand dollars ($500,000), solely by insurance coverage maintained by the Company or the Company Subsidiaries or (B) for less than five hundred thousand dollars ($500,000) (net of any insurance coverage maintained by the Company or the Company Subsidiaries) in the aggregate, in each case that would not grant any material injunctive or equitable relief or impose any material restrictions or changes on the business or operations of the Company or any Company Subsidiary and without any admission of wrongdoing or liability on the Company or Parent or any of their respective Subsidiaries;

(xiv) make any capital expenditure in excess of the amounts set forth in the Company’s capital expenditure budget made available to Parent, other than unbudgeted capital expenditures not in excess of two hundred thousand dollars ($200,000) in the aggregate per fiscal quarter;

(xv) enter into any Contract or transaction between the Company or any of its Subsidiaries, on the one hand, and any Affiliate or director or officer of the Company on the other hand, or enter into any other Contract or transaction with any other Person, in each case, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K under the Exchange Act;

(xvi) make any loans or advances (other than advances in the ordinary course of business for travel and other normal business expenses or any advancement of expenses under the Company Charter or Company Bylaws or equivalent governing documents of any Company Subsidiary) to stockholders, directors, officers or employees of the Company;

(xvii) commence any new line of business in which it is not engaged on the date of this Agreement or discontinue any existing line of business;

(xviii) fail to use commercially reasonable efforts to maintain or renew any material Company Intellectual Property;

(xix) voluntarily fail to maintain, cancel or materially change coverage under, in a manner materially detrimental to the Company or any of its Subsidiaries, any insurance policy maintained with respect to the Company and its Subsidiaries and their assets and properties; provided, that in the event of a termination, cancellation or lapse of any insurance policies, the Company shall use commercially reasonable efforts to promptly obtain replacement policies providing insurance coverage with respect to the assets, operations and activities of the Company and its Subsidiaries no less favorable than the terms of such terminated, cancelled or lapsed policy;

(xx) enter into, adopt or authorize the adoption of any stockholder rights agreement, “poison pill” or similar antitakeover agreement or plan (other than the Rights Agreement) pursuant to Section 6.18;

(xxi) grant any material refunds, credits, rebates or allowances to any customers of the Company or the Company Subsidiaries except in the ordinary course of business; or

(xxii) authorize, agree or commit, in writing or otherwise, to do any of the foregoing.

(b) If the Company or any of its Subsidiaries desires to take an action that would be prohibited pursuant to the foregoing Section 6.1(a) without the written consent of Parent, prior to taking such action, the Company may request such written consent by sending a written request to the representative of Parent listed on Section 6.1 of the Company Disclosure Schedule.

(c) Parent, Merger Sub and the Company each hereby acknowledge that, subject to Section 6.18, nothing set forth in Section 6.1(a) shall prevent or interfere with, and the Company may take any action in furtherance of, the adoption by the Company of the Rights Agreement and the actions contemplated thereby, including the issuance of Rights pursuant to the terms thereof on the record date therefor and redemption, conversion or exchange of such Rights issued thereunder as contemplated thereby, provided that, in the case of any action taken or caused to be taken by the Company in connection with or pursuant to this Section 6.1(c), either of the Rights Agreement Conditions are satisfied at the time of the Company’s taking of any such action.

6.2 Access to Information; Confidentiality.

(a) From the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 8, the Company shall, and shall cause the Company Subsidiaries to (i) provide to Parent and Merger Sub and their respective Representatives reasonable access, during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company and the Company Subsidiaries, and upon reasonable prior written notice to the Company, to the officers, employees, properties, Company Permits, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof and (ii) use commercially reasonable efforts to furnish to Parent and Merger Sub and their respective Representatives, during normal business hours upon prior reasonable notice such information concerning the business, properties, Contracts, Company Permits, personnel, books and records (including Tax records), assets and liabilities of the Company and the Company Subsidiaries as Parent or Parent’s Representatives may reasonably request; provided that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes, in its reasonable good faith judgment, that doing so would (A) result in the loss of attorney-client, work product or other privilege, (B) result in the disclosure of any trade secrets of Third Parties or violate any obligations of the Company or any Company Subsidiary with respect to confidentiality to any Third Party, or otherwise breach, contravene or violate any such effective Contract to which the Company or any Company Subsidiary is a party (provided that the Company will use its reasonable best efforts to obtain the approval of the counterparty to each such Contract which is a Company Material Contract (or which would be a Company Material Contract if entered into as of the date hereof) to permit the Parent and the Parent’s Representatives access to the same), (C) violate any applicable Law (including Competition Laws and any COVID-19 Measures), or (D) to the extent the Company reasonably determines in good faith, in light of COVID-19 or any COVID-19 Measures, that such access would jeopardize the health and safety of any employee of the Company or its Subsidiaries; provided, that the Company shall use its reasonable best efforts to cause such information (or portions of such information) to be provided in a manner that would not violate any of the foregoing. Any access to the properties of the Company or any of its Subsidiaries or investigations conducted by Parent or Merger Sub pursuant to this Section 6.2 shall (1) be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company or any Company Subsidiaries or create a reasonably likely risk of damage or destruction to any property or assets of the Company or any Company Subsidiaries, (2) be subject to the Company’s reasonable security measures and insurance requirements, and (3) not include the right to perform invasive testing without the Company’s prior written consent, in its sole discretion. Nothing in this Section 6.2 shall be construed to require the Company, any of its Subsidiaries or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals or opinions.

(b) Each of Parent and Merger Sub hereby agrees that all information provided to it or any of their Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be “Confidential Information,” as such term is used in, and shall be treated in accordance with, the Confidentiality Agreement, dated as of December 16, 2021, between the Company and Balmoral Funds LLC (the “Confidentiality Agreement”).

6.3 No Solicitation by the Company.

(a) Subject to the other provisions of this Section 6.3, from and after the date hereof until the Effective Time or, if earlier, the valid termination of this Agreement pursuant to Article 8 the Company shall not, and shall cause the Company Subsidiaries and its and their Representatives (on behalf of the Company or the Company Subsidiaries, as applicable) not to, (i) directly or indirectly initiate, solicit, knowingly facilitate (including by providing access to its properties, books and records or data or any non-public information concerning the Company or any Company Subsidiary to any Third Party or group for the purpose of facilitating any inquiries, proposals or offers relating to any Company Acquisition Proposal) or knowingly encourage any inquiries, proposal or offer that constitutes or could reasonably be expected to lead to a Company Acquisition Proposal or the consummation thereof or enter into, continue or otherwise participate or engage in any discussions or negotiations with respect thereto, (ii) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any proposal that constitutes or could reasonably be expected to lead to any Company Acquisition Proposal, (iii) effectuate a Company Change of Board Recommendation, (iv) enter into any merger agreement, acquisition agreement, letter of intent or other similar agreement or arrangement relating to any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 6.3(b)), (v) take any action to exempt any Person from, or make any acquisition of securities of the Company by any Person not subject to, any state takeover statute or similar statute or regulation or any similar anti-takeover provision in the Company Charter or the Company Bylaws, that applies to the Company or (vi) authorize any of, or commit, resolve or agree to do any of the foregoing. Subject to the other provisions of this Section 6.3, the Company shall, and shall cause the Company Subsidiaries and the Company’s Representatives (on behalf of the Company or the Company Subsidiaries) to, (A) promptly (and, in any event, within twenty-four (24) hours after the execution of this Agreement) cease any discussion or negotiation with any Persons (other than Parent and its Affiliates and Representatives on its behalf) prior to the date hereof by the Company, the Company Subsidiaries or any of the Company’s Representatives with respect to any Company Acquisition Proposal, (B) promptly (and, in any event, within twenty-four (24) hours after the execution of this Agreement) terminate access by any Third Party to any physical or electronic data room relating to any Company Acquisition Proposal or any inquiry, proposal or offer that constitutes or could reasonably be expected to lead to a Company Acquisition Proposal and (C) promptly (and in any event within two Business Days after the execution of this Agreement) request the prompt return or destruction of any confidential information provided to any Third Party. Notwithstanding anything to the contrary contained in this Section 6.3(a), the Company and the Company’s Representatives may (A) contact any Person that has made after the date of this Agreement a bona fide, unsolicited Company Acquisition Proposal solely in order to seek to clarify and understand the terms and conditions thereof (which contact, for the avoidance of doubt, shall not include any negotiation of such terms or conditions) in order to determine whether such inquiry, proposal or offer constitutes or would reasonably be expected to lead to a Superior Company Proposal and (B) inform a Third Party that has made or is considering making a Company Acquisition Proposal of the provisions of this Section 6.3.

(b) Notwithstanding anything to the contrary contained in Section 6.3(a), if, at any time following the date hereof and prior to the Effective Time, (i) the Company receives a bona fide written Company Acquisition Proposal from a Third Party, which Company Acquisition Proposal was made or renewed on or after the date of this Agreement and does not result from a breach

(other than a de minimis breach) of the obligations set forth in Section 6.3(a) and (ii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Company Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Company Proposal and the failure to take the following actions would be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company may (A) enter into an Acceptable Confidentiality Agreement with and furnish information with respect to the Company and the Company Subsidiaries (including nonpublic information) to the Third Party making such Company Acquisition Proposal or its Representatives, and (B) participate in discussions or negotiations with such Third Party making such Company Acquisition Proposal and its Representatives regarding such Company Acquisition Proposal (subject to the notification and other requirements of Section 6.3(c)); provided that the Company (1) will not, and will cause the Company Subsidiaries and the Company’s Representatives not to, disclose any nonpublic information to such Third Party or its Representatives without first entering into an Acceptable Confidentiality Agreement with such Third Party or its Representatives, as applicable, and (2) will provide to Parent any nonpublic information concerning the Company or the Company Subsidiaries provided or made available to such other Person that was not previously provided or made available to Parent concurrently with after the provision of such information is provided to such other Person.

(c) The Company shall promptly (and in any event within twenty-four (24) hours after receipt by the Company) notify Parent in the event that the Company receives any Company Acquisition Proposal, which notice shall include the identity of the Third Party making such Company Acquisition Proposal (unless prohibited by the terms of the applicable confidentiality agreement between the Company and such Third Party (to the extent such agreement was entered into prior to the date of this Agreement), in which case the Company shall use reasonable best efforts to cause the applicable provisions of such confidentiality agreement to be amended or waived in order to permit disclosure of the identity of such Third Party) and a copy of the terms of such Company Acquisition Proposal and any written documentation provided in connection therewith (or, where such Company Acquisition Proposal is not in writing, a detailed summary of the material terms and conditions of such Company Acquisition Proposal). Without limiting the foregoing, the Company shall promptly (and in any event at least twenty-four (24) hours prior to such provision or engagement) advise Parent if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Company Acquisition Proposal pursuant to Section 6.3(b). Thereafter, the Company shall keep Parent informed on a prompt (and, in any event, within twenty-four (24) hours) basis of the status and material details (including amendments or proposed amendments) of any such Company Acquisition Proposal (including providing copies of any written documentation material relating to such Company Acquisition Proposal).

(d) Notwithstanding anything to the contrary contained in Section 6.3(a), if the Company has received a bona fide written Company Acquisition Proposal that (i) has not been withdrawn, (ii) did not result from a breach (other than a de minimis breach) of the obligations set forth in Section 6.3 and (iii) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, (A) constitutes a Superior Company Proposal and (B) the failure to take an action set forth in clause (x) or (y) would be inconsistent with the directors’ fiduciary duties under applicable Law, the Company Board may at any time prior to the Acceptance Time, (x) effect a Company Change of Board Recommendation with respect to such

Superior Company Proposal, (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Company Proposal, in either case, subject to the requirements of Section 6.3(f) and, in the case of clause (y), provided, that the Company (1) pays, or causes to be paid, to Parent the Company Termination Fee payable pursuant to Section 8.3(a) prior to or concurrently with such termination and (2) immediately following or concurrently with such termination, enters into a definitive acquisition agreement that documents the terms and conditions of such Superior Company Proposal.

(e) Notwithstanding anything to the contrary contained in Section 6.3(a), the Company Board may, at any time prior to the Acceptance Time, and subject to compliance with the requirements of Section 6.3(f), effect a Company Change of Board Recommendation in response to a Company Intervening Event if the Company Board determines in good faith, after consultation with outside counsel, that the failure to effect a Company Change of Board Recommendation in response to such Company Intervening Event would be inconsistent with the directors’ fiduciary duties under applicable Law.

(f) The Company shall not be entitled to effect a Company Change of Board Recommendation pursuant to Section 6.3(d) or Section 6.3(e) or terminate this Agreement pursuant to Section 6.3(d) and Section 8.1(e) unless (x) the Company shall have provided to Parent at least four Business Days’ prior written notice (the “Company Notice Period”) of the Company’s intention to take such action, which notice shall specify the material terms and conditions of such Company Acquisition Proposal (and have provided to Parent a copy of the available proposed transaction agreement to be entered into in respect of such Company Acquisition Proposal), or a detailed written description of such Company Intervening Event, as applicable, and (y): (i) during the Company Notice Period, if requested by Parent, the Company shall have engaged in good faith negotiations with Parent regarding any adjustment or amendment to this Agreement or any other agreement proposed in writing by Parent; and (ii) the Company Board shall have considered in good faith any proposed adjustments or amendments to this Agreement (including a change to the price terms hereof) and any other agreements that may be proposed in writing by Parent no later than 11:59 a.m., New York City time, on the last day of the Company Notice Period and shall have determined in good faith, after consultation with its financial advisors and outside counsel, that (A) the failure to make a Company Change of Board Recommendation pursuant to Section 6.3(d) or Section 6.3(e) or terminate this Agreement pursuant to Section 6.3(d) and Section 8.1(e), as applicable, would be inconsistent with the directors’ fiduciary duties under applicable Law and (B) in the case of any action proposed to be taken pursuant to Section 6.3(d), such Company Acquisition Proposal continues to constitute a Superior Company Proposal. Any (A) material changes relating to such Company Intervening Event or (B) material revisions to such Superior Company Proposal offered in writing by the party making any such Superior Company Proposal, as applicable, shall constitute a new Company Intervening Event or Company Acquisition Proposal, as applicable, and, in each case, the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 6.3(f) with respect to such new written notice, except that the Company Notice Period shall be three Business Days (rather than four Business Days) with respect thereto, but no such new written notice shall shorten the original Company Notice Period.

(g) Nothing contained in this Section 6.3 shall prohibit the Company or the Company Board from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any legally required disclosure to the stockholders of the Company or (iii) issuing a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, provided, that such statement shall not constitute a Company Change of Board Recommendation.

(h) Notwithstanding any provision of Section 6.3 to the contrary, the Company shall not grant any waiver or release under, or fail to enforce, any standstill or similar agreement; provided, however, at any time prior to the Acceptance Time, the Company may grant a waiver or release under any standstill agreement, or any provision of any confidentiality or similar agreement with similar effect, if the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law. The Company shall provide written notice to Parent of the waiver or release of any standstill by the Company, including disclosure of the identities of the parties thereto (unless prohibited by the terms of the applicable confidentiality agreement between the Company and such Third Party (to the extent such agreement was entered into prior to the date of this Agreement), in which case the Company shall use reasonable best efforts to cause the applicable provisions of such confidentiality agreement to be amended or waived in order to permit disclosure of the identity of such Third Party) and a summary of the material circumstances relating thereto. Except for the waiver or release of any standstill, or any provision of any confidentiality or similar agreement with similar effect, as contemplated by this Section 6.3(h), the Company shall not release or permit the release of any Person from, or amend, waive, terminate or modify, and shall not permit the amendment, waiver, termination or modification of, any provision of, any confidentiality or similar agreement or provision to which the Company or any Company Subsidiary is a party or under which the Company or any Company Subsidiary has any rights. The Company shall not, and shall not permit any Company Subsidiary to, enter into any confidentiality or similar agreement subsequent to the date of this Agreement that prohibits the Company from providing to Parent the information specifically required to be provided to Parent pursuant to this Section 6.3.

6.4 Efforts.

(a) Each of the Company, Parent and Merger Sub shall use its respective reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger, the Offer and the other transactions contemplated by this Agreement as promptly as practicable; (ii) take all such actions (if any) as may be required to cause the expiration of the notice periods under Competition Laws with respect to such transactions as promptly as practicable after the execution of this Agreement; (iii) (I) obtain as promptly as practicable (A) from any Governmental Entity any and all consents, notices, licenses, permits, waivers, approvals, authorizations, orders, registrations, rulings and clearances required to be obtained by Parent, Merger Sub or the Company, or any of their respective Subsidiaries, to effect the Closing as promptly as practicable, and in any event not later than three Business Days prior to the Outside Date, and to avoid any action or proceeding by any Governmental Entity or any other Person, in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Offer, and (B) from any Third Party any and all consents, notices, licenses, permits, waivers, approvals, authorizations and registrations that are required to be obtained or made by Parent, Merger Sub or the Company, or any of their respective Subsidiaries, in connection with the transactions contemplated by this Agreement, and in the case of this clause (B), such consents and notices set forth in Annex C and such other consents and notices to the extent that Parent, Merger Sub and the Company reasonably determine, after consultation and cooperation with one another, that such consent or notice should be obtained or made; and (II) prepare and file as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, ruling requests, and other documents necessary to obtain the consents, approvals and other deliverables set forth in clauses (A) and (B) above, and take all reasonable steps as may be necessary to obtain all such consents, approvals and other deliverables; (iv) cause the satisfaction of all conditions to the Offer set forth in Annex A and cause the satisfaction of all conditions to the Merger set forth in Article 7, in each case, within its control; (v) defend and seek to prevent the initiation of all actions, lawsuits or other legal, regulatory or other Proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, nonappealable Order; (vi) seek to have lifted or rescinded any injunction or restraining order that may adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case until the issuance of a final, nonappealable Order; and (vii) as promptly as reasonably practicable after the date hereof, make all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement, the Merger and the Offer required under any other applicable Law, provided that all filing fees related to the filings by the Parties under any Competition Laws shall borne by Parent. Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit-sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) or otherwise incur or assume or agree to incur or assume any liability that is not conditioned upon the consummation of the Merger, to obtain any consent, waiver or approval of any Person (including any Governmental Entity) under any Contract. Each Party shall file no later than 20 Business Days after the date of this Agreement the notification and report forms required under the HSR Act, unless the Parties mutually agree in writing that a filing is not necessary.

(b) Each of Parent and the Company agrees that, between the date of this Agreement and the Effective Time, each of Parent the Company shall not (and the Company shall cause the Company Subsidiaries not to) (i) enter into or consummate any agreements or arrangements for an acquisition (via stock purchase, merger, consolidation, purchase of assets or otherwise) of any ownership interest in, or assets of, any Person, if such ownership interest or assets would reasonably be expected to result in any delay in obtaining, or the failure to obtain, any regulatory approvals required in connection with the transactions contemplated hereby (including the Merger and the Offer), or (ii) take or agree to take any other action (including entering into agreements with respect to any equity investments, joint ventures, acquisitions, mergers, consolidations or business combinations) which would reasonably be expected to result in any delay in obtaining, or which would reasonably be expected to result in the failure to obtain, any approvals of any Governmental Entity required in connection with the transactions contemplated hereby (including the Merger and the Offer), or which would otherwise reasonably be expected to prevent or delay the Merger or the Offer.

(c) Without limiting the generality of anything contained in this Section 6.4, each party hereto shall (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Proceeding by or before any Governmental Entity with respect to the Merger, the Offer or any of the other transactions contemplated by this Agreement, (ii) keep the other parties notified as to the status of any such request, inquiry, investigation, action or other Proceeding, (iii) promptly notify the other parties of any oral or written communication to or from any Governmental Entity regarding the Merger, the Offer or any of the other transactions contemplated by this Agreement and (iv) promptly provide to the other parties copies of any written communications received or provided by such party, or any of its Subsidiaries, from or to any Governmental Entity with respect to the Merger, the Offer or any other transactions contemplated by this Agreement; provided that Parent and the Company may, as each reasonably and in good faith deems advisable and necessary, designate any competitively sensitive material provided to the other under this Section as “Antitrust Counsel Only Material.” Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel. Each party hereto will consult and cooperate with the other parties with respect to and provide any necessary information and assistance as the other parties may reasonably request with respect to all notices, submissions, or filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement or any transactions contemplated by this Agreement and will permit the other parties to review and discuss in advance and consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger, the Offer or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any applicable Law, in connection with any such request, inquiry, investigation, action or other Proceeding other than the matters contemplated by Section 6.11, in connection with or related to the Merger, the Offer or the other transactions contemplated hereby, each party hereto will consult with the other parties in advance and give the other parties or their authorized representatives the opportunity to be present at each meeting or teleconference relating to such request, inquiry, investigation, action or other Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation, action or other Proceeding. Each of the Company and Parent shall approve the content of any presentations, white papers or other written materials to be submitted to any Governmental Entity in advance of any such submission.

(d) Notwithstanding anything to the contrary in this Agreement, none of the Company, Parent or Merger Sub or any of their respective Subsidiaries shall be required to, and each of them may not and may not permit any of their respective Subsidiaries to, without the prior written consent of the other Party, become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order regarding (i) the sale, divestiture, transfer, license or other disposition of any assets or businesses of the Parties or any of their respective affiliates or Subsidiaries (or interests held by the Parties or any of their affiliates or Subsidiaries); (ii) conduct, ownership and operational limitations on, including actions and agreements that would limit the freedom of action with respect to, or the ability to own or operate, any assets or businesses of the Parties or any of their respective affiliates or Subsidiaries (or interests held by the Parties or any of their affiliates or Subsidiaries); (iii) the creation, termination, modification, transfer or other action with respect to any relationships, agreements and contractual rights and obligations of the Parties or any of their Subsidiaries; or (iv) any other action that limits or affects the Parties’ or their affiliates’ or Subsidiaries’ freedom of action. For the avoidance of doubt, notwithstanding anything in this Section 6.4 to the contrary, nothing in this Section 6.4 shall require any Party or any of their respective Subsidiaries to take, or cause to be taken, any action with respect to their respective assets, businesses or Subsidiaries that is not conditioned upon the Merger. Parent, Merger Sub, and the Company shall comply promptly with any request for additional information and documentary material issued by the United States Federal Trade Commission or the Antitrust Division of the United States Department of Justice relating to the transactions contemplated by the Transaction Documents (so-called “Second Request”) prior to the Outside Date.

6.5 Merger. Following the Acceptance Time, each of Parent, Merger Sub and the Company shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a meeting or vote of the Company Stockholders, in accordance with Section 251(h) of the DGCL and upon the terms and subject to the conditions of this Agreement. In furtherance, and without limiting the generality, of the foregoing, neither Parent nor Merger Sub nor the Company shall, and shall not permit and shall cause their respective Affiliates or Representatives not to, take any action that could render Section 251(h) of the DGCL inapplicable to the Merger.

6.6 Public Announcements. So long as this Agreement is in effect, Parent and Merger Sub, on the one hand, and the Company, on the other, shall not, and shall cause their respective controlled Affiliates not to, issue any press release or make any public statement with respect to the Merger, the Offer or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case, to the extent permitted by applicable Law and practicable under the circumstances, the party proposing to issue such press release or make such public announcement shall consult in good faith with the other party before making any such public announcement; (b) with respect to any press release or other public statement by the Company permitted by Section 6.3 (including to announce a Company Change of Board Recommendation in accordance with Section 6.3); (c) statements consistent in all material respects with any release, disclosure or other public statement previously made in accordance with this Section 6.6; (d) public statements regarding the transactions contemplated hereby in response to specific questions from the press, analysts, investors or those attending industry conferences, and internal announcements to employees, in each case, to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the Parties or approved by the Parties, and otherwise in compliance with this Section 6.6, and provided that such public statements do not reveal material nonpublic information regarding this Agreement or the transactions contemplated hereby and (e) Parent, Merger Sub and their respective Affiliates, without consulting with the Company, may provide ordinary course communications regarding this Agreement and the transactions contemplated by this Agreement to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions; provided, that a party hereto may, without the prior consent any other party hereto, make a public statement in any case in which such disclosure is made in connection with a dispute between the parties hereto regarding this Agreement or the transactions contemplated hereby. The press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent (which approval shall not be unreasonably withheld, conditioned or delayed.

6.7 Employee Benefit Matters.

(a) From and after the Effective Time, the Company shall, and Parent shall cause the Surviving Corporation to, honor all Benefit Plans in accordance with their terms as in effect immediately prior to the Effective Time or as such terms may be amended in accordance with the applicable Benefit Plan after the Effective Time.

(b) Notwithstanding the generality of the foregoing, for a period of one year following the Effective Time (or, if earlier, until the applicable Continuing Employee ceases employment with the Company), Parent shall provide, or shall cause to be provided, to each Company Employee who is employed by the Company or the Company Subsidiaries immediately prior to the Effective Time who continues in the employ of Parent, the Surviving Corporation or any of their respective Affiliates on or after the Effective Time (each, a “Continuing Employee”): (i) a base salary or wage rate and short-term incentive cash compensation opportunities that are no less favorable, in the aggregate, than the aggregate base salary or wage rate and short-term incentive cash compensation opportunities that were provided to the Continuing Employee immediately before the Effective Time, (ii) severance benefits and protections that are no less favorable than those provided to such Continuing Employee immediately prior to the Effective Time and set forth on Schedule 6.7(b) of the Company Disclosure Schedule and (iii) retirement, health, welfare and employee and fringe benefits (excluding severance, post-employment welfare, equity or equity-based compensation, deferred compensation and defined benefit pension benefits), that are no less favorable in the aggregate than those provided to the Continuing Employee immediately before the Effective Time.

(c) Parent hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Benefit Plans will occur at the Effective Time.

(d) For purposes of vesting, eligibility to participate and for calculating severance and vacation entitlements under the employee benefit plans of Parent and its Subsidiaries (each, a “New Plan”), each Continuing Employee shall be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled before the Effective Time, to credit for such service under any similar Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition and without limiting the generality of the foregoing, (A) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent that coverage under such New Plans is comparable to a Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”) and (B) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent shall use its commercially reasonable efforts to cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans, and Parent shall use its commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(e) If requested by Parent in writing delivered to the Company not less than five Business Days prior to the Closing Date, the Company and each of its Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to terminate the Company’s 401(k) plan maintained, sponsored or contributed to by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plan”), in each case, effective as of the day immediately prior to the Closing Date, and the Company shall provide Parent with evidence that such Company 401(k) Plan has been properly terminated, the form of such termination documents shall be subject to the reasonable approval of Parent. To the extent the Company 401(k) Plan is terminated pursuant to Parent’s request, the affected Employees shall be eligible to participate in a 401(k) plan maintained by Parent or one of its Subsidiaries effective as of the Closing Date, and such affected Employees shall be entitled to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code), including any outstanding loans, to such 401(k) plan maintained by Parent or its Subsidiaries.

(f) Prior to the date of this Agreement, the Company shall have reasonably cooperated with Parent to provide to Parent calculations regarding the impact of Sections 280G and 4999 of the Code with respect to the consummation of the Transactions, either alone or in combination with another event.

(g) Nothing in this Agreement shall confer upon any Continuing Employee or other Person any right to continue in the employ or service of the Company, the Surviving Corporation, Parent, Parent’s Subsidiaries or any of their respective Affiliates. Except as expressly set forth in this Section 6.7, no provision of this Agreement: (i) shall limit the ability of the Company or any of its Affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries) to amend, modify or terminate in accordance with its terms any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them (subject to the limitations set forth in Section 6.1), (ii) shall be deemed or construed to amend, establish, or modify any benefit or compensation plan, program, agreement, contract, policy or arrangement or (iii) create any third party beneficiary rights or obligations in any person (including any current or former service provider or employee of Parent or any of its Subsidiaries (or any beneficiaries or dependents thereof)) or any right to employment or continued employment or to a particular term or condition of employment with the Company or any of its Affiliates (including, following the Effective Time, the Surviving Corporation and its Subsidiaries).

6.8 Indemnification of Directors and Officers.

(a) For six years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, assume, honor and fulfill in all respects the obligations of the Company and its Subsidiaries to indemnify, hold harmless and advance the costs, fees and expenses of all past and present directors and officers of the Company and each Company Subsidiary (collectively, the “Covered Persons”) under and to the same extent such Persons are indemnified as of the date of this Agreement by the Company or such Company Subsidiary pursuant to (i) indemnification, expense advancement and exculpation provisions in the Company Charter, the Company Bylaws, the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of any Company Subsidiary, and (ii) any indemnification agreements, if any, in existence on the date of this Agreement with any Covered Person and made available to Parent (collectively, the “Existing Indemnification Agreements”), in each case, to the fullest extent permitted by applicable Law, arising out of acts or omissions in their capacity as directors or officers of the Company or such Company Subsidiary occurring at or prior to the Effective Time. Parent shall cause the Surviving Corporation to advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 6.8 in accordance with the procedures (if any) set forth in the Company Charter, the Company Bylaws, the certificate of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary, and any Existing Indemnification Agreements, as applicable; provided that the applicable Covered Person provides an undertaking to repay such advance if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that such Covered Person is not entitled to indemnification under this Section 6.8 or otherwise. Notwithstanding anything herein to the contrary, if any Proceeding (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification, expense advancement or exculpation hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of this Section 6.8 shall continue in effect until the final disposition of such Proceeding or investigation.

(b) For not less than six years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and the equivalent governing documents of the Company Subsidiaries shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws and the equivalent governing documents of the Company Subsidiaries, as applicable. Following the Effective Time, the Existing Indemnification Agreements shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms and shall not be amended, modified or terminated.

(c) For not less than six years from and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain for the benefit of the directors and officers of the Company and the Company Subsidiaries, as of the date of this Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage not less favorable in the aggregate than the existing policies of the Company and the Company Subsidiaries; provided that the

Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as favorable of coverage as is reasonably available for such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time and provide such directors and officers with coverage for an aggregate period of at least six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in connection with the adoption and approval of this Agreement and the transactions contemplated by this Agreement. If such prepaid policies have been obtained prior to the Effective Time, the Company and the Surviving Corporation, as applicable, shall, and Parent shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) In the event that the Surviving Corporation (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each case, proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.8.

(e) The obligations under this Section 6.8 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, or by any Contract disclosed on Section 6.8 of the Company Disclosure Schedule. The obligations of Parent and the Surviving Corporation under this Section 6.8 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns); it being expressly agreed that the Covered Persons (including successors and assigns) shall be third party beneficiaries of this Section 6.8. In the event of any breach by the Surviving Corporation or Parent of this Section 6.8, the Surviving Corporation shall pay all reasonable and out-of-pocket expenses, including reasonable attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 6.8 as such fees are incurred upon the written request of such Covered Person.

6.9 Takeover Statutes. If any state takeover Law or state Law or any similar anti-takeover provision in the Company Charter or the Company Bylaws that purports to limit or restrict business combinations or the ability to acquire or vote Company Shares (including any “control share acquisition,” “fair price,” “moratorium,” “business combination” or other similar takeover Law) becomes or is deemed to be applicable to the Company, Parent, Merger Sub, this Agreement, the Merger, the Offer or any other transactions contemplated by this Agreement, then Parent, Merger Sub and the Company shall cooperate and take all action reasonably available to render such Law or provision inapplicable to the foregoing. Neither Parent, Merger Sub nor the Company will take any action that would cause this Agreement, the Merger, the Offer or the other transactions contemplated by this Agreement to be subject to the requirements imposed by any such Laws or provisions. No Company Change of Board Recommendation shall change the approval of the Company Board for purposes of causing any such Law or provision to be inapplicable to the transactions contemplated by this Agreement.

6.10 Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a “covered person” of the Company for purposes of Section 16 of the Exchange Act, and the rules and regulations thereunder (“Section 16”), of Company Shares and Company Equity Awards pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

6.11 Stockholder Litigation. Prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall promptly (and, in any event, within one Business Day) notify Parent of any Proceeding brought by the stockholders of the Company or other Persons (other than Parent, Merger Sub, or its Affiliates) against the Company or any of its directors, officers or the Representatives of the Company arising out of or relating to this Agreement or the transactions contemplated hereby, and shall keep Parent reasonably informed with respect to the status thereof, including, by promptly (and, in any event, within one Business Day) providing Parent with copies of all proceedings and correspondence relating to such Proceeding. Without limiting the preceding sentence, subject to the preservation of privilege and confidential information, prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall give Parent the right to fully participate in (but not control) the defense (including by allowing for advanced review and comment on all filings or responses to be made in connection therewith) or settlement (including the right to participate in (at the participating party’s expense) the negotiations, arbitrations or mediations with respect thereto) of any such Proceeding, and the Company will in good faith give consideration to Parent’s advice with respect to such Proceeding and the underlying strategy documentation with respect thereto. Prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall not cease to defend, settle or agree to settle any Proceeding relating to this Agreement or the transactions contemplated hereby without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed).

6.12 Stock Exchange Delisting and Deregistration. Prior to the Effective Time, the Company shall use reasonable best efforts to cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting of the Company and of the Company Shares from the NYSE as promptly as practicable after the Effective Time and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after such delisting.

6.13 14D-10 Matters. Prior to the consummation of the Offer, to the extent required, the Compensation Committee of the Company Board will take such steps to cause each employment compensation, severance or other employee benefit arrangement, plan, program or understanding entered into or established by the Company or any of its Subsidiaries pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee of the Company Board in accordance with the requirements of Rule 14d-10(d)(2) under the 1934 Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the 1934 Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the 1934 Act.

6.14 Payoff Letter. The Company shall use reasonable best efforts to deliver to Parent at least five Business Days prior to the Closing Date an appropriate and customary payoff letter with respect to the Company Credit Facility (the “Payoff Letter”), specifying the aggregate payoff amount of the Company’s obligations (including principal, interest, fees, expenses, premium (if any) and other amounts payable in respect of such indebtedness) that will be outstanding under such indebtedness as of the Closing and providing for a release of all guarantees thereunder upon the receipt of the payoff amounts specified in the Payoff Letter (it being understood and agreed that Parent and Merger Sub shall be responsible for paying all amounts specified in the Payoff Letter).

6.15 Financing Cooperation. Prior to the Closing, the Company shall, at Parent’s sole expense, use its reasonable best efforts, and shall use its reasonable best efforts to cause its and its Subsidiaries’ respective Representatives, in each case, with appropriate seniority and expertise in the good faith judgement of the Company, to provide to Parent all cooperation as is customary and reasonably requested by Parent, in connection with arranging, syndicating, consummating and obtaining the Debt Financing under and in accordance with the terms of the Debt Commitment Letters, including, without limitation, to (a) cause the senior management of the Company to participate at reasonable times in a commercially reasonable number of meetings, drafting sessions, presentations, road shows, and rating agency and other due diligence sessions, in each case, upon reasonable advance notice, (b) furnish Parent and its Debt Financing Sources with financial and other pertinent information regarding the Company as shall exist and be reasonably requested by Parent (provided, that, for the avoidance of doubt, the Company shall not be required to provide, and Parent shall be solely responsible for, (i) the preparation of any pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, (ii) any description of all or any component of the Debt Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes,” or (iii) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing), (c) assist Parent and its Debt Financing Sources in the preparation of offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents for the Debt Financing (including executing customary authorization letters), (d) cooperate with the marketing efforts of Parent and its Debt Financing Sources for the Debt Financing as reasonably requested by Parent, (e) permit officers of the Company or any of its Subsidiaries who will be officers of the Company or any of its Subsidiaries after Closing to execute and deliver any documentation in connection with the Debt Financing (subject to the proviso below) including, without limitation, any customary closing officer’s certificates and secretary’s certificates prepared by Parent (including certification of organizational authorization, organizational documents and good standing certificates) of the Company and its Subsidiaries, and taking corporate action to authorize the borrowing and guarantees of, and to grant liens, security interests and make other pledges in connection with, the Debt Financing, provided that none of the foregoing documents or certificates shall be executed or delivered, and no such corporate actions shall be taken, except in connection with the Closing and the effectiveness thereof shall be conditioned upon, or become operative upon, the occurrence of the Closing, (f) furnish a certificate of a financial officer of the Company with respect to solvency matters in a customary form required to consummate the Debt Financing as of the Closing Date, (g) furnish Parent promptly (and in any event at least five Business Days prior to the Closing Date) with all documentation and other information with respect to the Company required by regulatory authorities under applicable

“know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act, and in each case, to the extent requested by the Debt Financing Sources in writing at least 10 Business Days prior to the Closing Date (including, for the avoidance of doubt, a duly executed W-9 (or other applicable IRS tax form) and beneficial ownership certifications), (h) use reasonable best efforts to cooperate with Parent to satisfy the conditions precedent to the Debt Financing that are within the control of the Company or its Subsidiaries, including, without limitation, providing evidence of insurance with respect to the Company or its Subsidiaries (i) assist in the preparation of customary definitive financing documentation and the completion of any schedules, exhibits or annexes thereto (including a customary perfection certificate) in connection with the Debt Financing, (j) provide company prepared monthly financial statements for the Company and its Subsidiaries within 30 days of each month end, commencing with the month ending April 30, 2022, in form and substance consistent with those monthly financial statements previously provided to Parent, Merger Sub and their respective affiliates (it being understood and agreed that such monthly financial statements shall be provided by the Company to Parent to the extent required by the Debt Commitment Letters notwithstanding any differing standards above, including, without limitation, “reasonable best efforts”); (k) obtain payoff letters, Lien terminations and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of all then outstanding indebtedness and any Liens securing such indebtedness that the Debt Commitment Letters require to be paid off, discharged or terminated on the Closing Date and (l) cooperate with Parent’s legal counsel in connection with any information necessary or required in connection with any legal opinions that such legal counsel may be required to deliver in connection with the Debt Financing as reasonably requested by Parent; provided, in each case, that (i) neither the Company nor any Company Subsidiary shall be required to incur any liability (including the payment of any fees) in connection with the Debt Financing prior to the Closing Date (other than those liabilities that are contingent upon the consummation of the Closing or with respect to customary authorization letters), (ii) the pre-Closing board of directors of the Company (and the equivalent pre-Closing governing body of any Company Subsidiary) shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained, (iii) neither the Company nor any Company Subsidiary shall be required to execute prior to the Closing Date any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, or documents in connection with the Debt Financing, except the execution of documents that are conditioned on Closing and customary authorization letters, (iv) except as expressly provided above, neither the Company nor any Company Subsidiary shall be required to take any corporate actions prior to the Closing Date to permit the consummation of the Debt Financing, (v) neither the Company nor any Company Subsidiary shall be required to take any action that would reasonably be expected to conflict with, or result in a violation or breach of, or default (with or without notice or lapse of time) under the Company Charter, the Company Bylaws, or the certificate of incorporation and bylaws, or equivalent organizational documents, of any Company Subsidiary, any applicable Law or any Company Material Contract to which the Company or any Company Subsidiary is a party and (vi) neither the Company nor any Company Subsidiary shall be required to provide any assistance or cooperation that would (1) unreasonably interfere with its respective business operations, (2) cause any representation or warranty in this Agreement made by the Company to be breached, or (3) cause any conditions set forth in Annex A or Article 7 to fail to be satisfied. Except for the representations and warranties of the Company set forth in Article 4 of this Agreement, neither the

Company nor any Company Subsidiary shall have any liability to Parent in respect of any financial statements, other financial information, or data or other information provided pursuant to this Section 6.15. Notwithstanding anything to the contrary in this Agreement, the condition set forth in clause (B)(3) of Annex A, as it applies to the Company’s obligations under this Section 6.15, shall be deemed satisfied unless the Company has knowingly, willfully and materially breached its obligations under this Section 6.15 and such breach has been the primary cause of the Debt Financing not being obtained. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (x) are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and (y) are used solely in connection with a description of the Company, its business and products or the Merger (including in connection with any marketing materials related to the Debt Financing). All non-public or other confidential information provided by the Company, its Subsidiaries or any of their respective Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any Debt Financing Sources and other financial institutions and investors that are or may become parties to the Debt Financing (and, in each case, to their respective Representatives) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are otherwise subject to other customary confidentiality undertakings; provided, however, that Parent shall be liable for any such breaches of the Confidentiality Agreement or otherwise customary confidentiality undertakings by any Debt Financing Sources and other financial institutions and investors that are or may become parties to the Debt Financing.

6.16 Financing.

(a) Equity Financing.

(i) Each of Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and consummate the Equity Financing in an amount required to satisfy the applicable portion of the Required Amount contemplated by the Equity Commitment Letter not later than the Expiration Time on the terms and conditions described in or contemplated by the Equity Commitment Letter. Each of Parent and Merger Sub will not permit any amendment or modification to be made to, or any waiver of any provision or remedy pursuant to, the Equity Commitment Letter if such amendment, modification or waiver would (A) impose new or additional conditions precedent to the funding of the Equity Financing or would otherwise materially adversely change, amend, modify or expand any of the conditions precedent to the funding of the Equity Financing, (B) be reasonably expected to prevent or materially delay the availability of all or a portion of the Equity Financing necessary to pay the applicable portion of the Required Amount contemplated by the Equity Commitment Letter or the consummation of the transactions contemplated by this Agreement, (C) reduce the aggregate amount of the Equity Financing below the amount necessary to pay the applicable portion of the Required Amount contemplated by the Equity Commitment Letter or (D) otherwise materially adversely affect the ability of Parent or Merger Sub to enforce their rights under the Equity Commitment Letter, including using reasonable best efforts to (i) maintain in full force and effect the Equity Commitment Letter and the Limited Guarantee, (ii) satisfy and comply with on a timely basis all conditions and covenants to the funding or investing of the Equity Financing required to pay the applicable portion of the Required Amount contemplated by the Equity Commitment Letter that are to be satisfied by Parent or Merger Sub, (iii) consummate the Equity Financing in an amount required to pay the applicable portion of the Required Amount contemplated by the Equity Commitment Letter, or enforce the Limited Guarantee, at or prior to the Expiration Time, in accordance with its terms, (iv) enforce its rights under the Equity Commitment Letter and the Limited Guarantee and (v) reasonably cooperate with and assist the Company in enforcing its third party beneficiary rights under the Equity Commitment Letter. Neither Parent nor Merger Sub shall release or consent to the termination of the obligations of any Investor to provide the Equity Financing in an amount required to pay the applicable portion of the Required Amount contemplated by the Equity Commitment Letter.

(ii) Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Section 6.16 will require, and in no event will the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to seek the Equity Financing from any source other than a counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter.

(iii) Parent shall give the Company, as promptly as reasonably practicable (and in any event within three Business Days), written notice after Parent’s Knowledge (i) of any material default or breach (or any event that, with or without notice, lapse of time or both, would, or would reasonably be expected to, give rise to any material default or breach) by any party under the Equity Commitment Letter of which Parent or Merger Sub becomes aware, (ii) of any termination of the Equity Commitment Letter, (iii) of the receipt by Parent or Merger Sub of any written notice or other written communication from any Investor with respect to any (A) actual or asserted material default or breach or termination or repudiation of the Equity Commitment Letter, or any material provision thereof, in each case by any party thereto, or (B) material dispute or disagreement between or among any parties to the Equity Commitment Letter that would reasonably be expected to prevent or materially delay the Closing or make the funding of the Equity Financing required to pay the applicable portion of the Required Amount contemplated by the Equity Commitment Letter materially less likely to occur or give rise to a right of termination under any such arrangement, and (iv) of the occurrence of an event or development that would reasonably be expected to materially adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Equity Financing necessary to pay the applicable portion of the Required Amount contemplated by the Equity Commitment Letter. Without limitation of the foregoing, upon the request of the Company from time to time, Parent will, as promptly as reasonably practicable, update the Company on the material activity and developments of its efforts to arrange and obtain the Equity Financing, including by providing copies of all definitive agreements (and drafts of all offering documents and marketing materials) related to the Equity Financing, and any amendments, modifications or replacements to the Equity Commitment Letter.

(b) Debt Financing.

(i) Each of Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letters, including using its reasonable best efforts to, as promptly as reasonably practicable, (i) maintain in full force and effect the Debt Commitment Letters subject to the terms and conditions thereof (including obtaining an extension of the termination of any Debt Commitment Letter (on the same terms and conditions contained therein, including with respect to the conditions set forth therein, except for such amendments or modifications that would be permitted in connection with any Alternative Financing) prior to such termination to the extent such Debt Commitment Letter would otherwise terminate prior to the Outside Date), (ii) satisfy, or cause to be satisfied, on a timely basis (or, if applicable, obtaining waivers thereof), all conditions to Parent and Merger Sub obtaining the Debt Financing set forth therein (including the payment of any fees required as a condition to the Debt Financing) required to pay the applicable portion of the Required Amount contemplated by the Debt Commitment Letters that are to be satisfied by Parent or Merger Sub to the extent such conditions are applicable to, and within the control of, Parent or Merger Sub, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letters (including any related flex provisions (to the extent such flex provisions are exercised in accordance with the terms thereof)) or on other terms that are (A) reasonably acceptable to the Debt Financing Sources and (B) in the aggregate not materially less favorable, taken as a whole, to Parent (including with respect to conditions set forth in the Debt Commitment Letters) so that such agreements are in effect no later than the Expiration Time, (iv) prepare, on a timely basis, the necessary offering circulars, private placement memoranda or other offering documents or marketing materials with respect to the Debt Financing, (v) subject to Section 6.16(b)(iii), enforce its rights under the Debt Commitment Letters, and (vi) consummate the Debt Financing in an amount required to pay the applicable portion of the Required Amount set forth in the Debt Commitment Letters, including using its reasonable best efforts to cause the Debt Financing Sources to provide the Debt Financing at or prior to the Expiration Time, to the extent the proceeds thereof are required for the Financing Purposes. Any material breach by Parent or Merger Sub of the Debt Commitment Letter or other Debt Document shall be deemed to be a breach by Parent or Merger Sub of this Section 6.16(b). Parent and Merger Sub shall give the Company written notice as promptly as reasonably practicable (and in any event within three Business Days) after Parent’s Knowledge (A) of any material breach or default on the part of any party to any Debt Commitment Letter or other Debt Document of which Parent or Merger Sub becomes aware, (B) if and when Parent and/or Merger Sub believes in good faith that it will not be able to obtain the Debt Financing contemplated by the Debt Commitment Letters in an amount sufficient to consummate the transactions contemplated by this Agreement, (C) of the receipt by Parent or Merger Sub of any written notice or other written communication from any Person with respect to (1) any actual or asserted material breach or default or termination or repudiation by any party to the Debt Commitment Letters or other Debt Document or (2) material dispute or disagreement between or among any parties to the Debt Commitment Letter or other Debt Document (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing or Debt Documents) that would reasonably be expected to prevent or materially delay the Closing or make the funding of the Debt Financing required to pay the applicable portion of the Required Amount contemplated by the Debt Commitment Letters materially less likely to occur and (D) of any expiration or termination of the Debt Commitment Letters or other Debt Document. As soon as reasonably practicable, Parent and/or Merger Sub shall provide any information available to Parent and/or Merger Sub, as applicable, and reasonably requested by the Company relating to any circumstance referred to in clause (A), (B), (C) or (D) of the immediately preceding sentence. Without limiting the foregoing, Parent and Merger Sub shall keep the

Company informed on a reasonably current basis and in reasonable detail of the status of their efforts to arrange the Debt Financing and provide to the Company executed copies of the definitive documents related to the Debt Financing (including, for the avoidance of doubt, any amendments or modifications thereto or to the Alternative Financing as described below) (provided that any fee letters, engagement letters or other agreements that, in accordance with customary practice, are confidential by their terms, and that do not affect the conditionality or reduce the committed amount of the Debt Financing, may be redacted in a customary manner so as not to disclose such terms that are so confidential). If any portion of the Debt Financing becomes unavailable (whether through expiration, termination or otherwise) on the terms and conditions contemplated in the Debt Commitment Letters (after taking into account flex terms) (unless such unavailability is due to the failure of a condition to the consummation of the Debt Financing being primarily caused by the breach of any representation, warranty, covenant or agreement of the Company or any of its Subsidiaries set forth in this Agreement and as a result of which alternative financing sources are not otherwise then available), Parent and Merger Sub shall use their respective reasonable best efforts to arrange and obtain as promptly as reasonably practicable following the occurrence of such event, alternative financing, including from alternative sources, on terms that in the aggregate are not materially less favorable to Parent and Merger Sub (including with respect to any conditions to the Debt Financing) than the Debt Financing contemplated by the Debt Commitment Letters and in an amount (when taken together with any remaining available portion of the Debt Financing (if any) and the Equity Financing), is sufficient to enable Parent and Merger Sub to consummate the transactions contemplated by this Agreement in accordance with its terms (“Alternative Financing”), and the provisions of this Section 6.16(b) shall be applicable to the Alternative Financing, and for purposes of this Agreement, including without limitation, Section 6.15 and this Section 6.16(b), all references to the Debt Financing shall be deemed to refer to such Alternative Financing (in lieu of the Debt Financing replaced thereby) and all references to the Debt Commitment Letters or other Debt Documents shall instead include the applicable documents for the Alternative Financing (in lieu of the Debt Commitment Papers and the other Debt Documents replaced thereby). Parent and Merger Sub shall (1) comply in all material respects with the Debt Commitment Letters and each definitive agreement entered into with respect thereto on the terms and conditions contained in the Debt Commitment Papers or as otherwise may be agreed (collectively, with the Debt Commitment Letters, the “Debt Documents”), (2) subject to Section 6.16(b)(iii), enforce their rights under the Debt Commitment Letters and other Debt Documents, including using its reasonable best efforts to cause the Debt Financing Sources to fund the Debt Financing at or prior to the Closing subject to the terms and conditions thereof and (3) after the date hereof, not permit, without the prior written consent of the Company, any material amendment or modification to be made to, or any termination, rescission or withdrawal of, or any material waiver of any provision or remedy under, the Debt Commitment Letters or other Debt Document or any fee letter referred to in the Debt Commitment Letters that (individually or in the aggregate with any other amendments, modifications or waivers) would (x) reduce the aggregate amount of the Debt Financing thereunder (including by changing the amount of fees to be paid or original issue discount thereof), if after giving effect to such reduction, the amount of Debt Financing and Equity Financing will be less in the aggregate than an amount necessary (taking into account any corresponding increase in any other portion of the Financing and any Alternative Financing) in order for the Parent and Merger Sub to fund the amounts required to be funded at Closing pursuant to this Agreement, or (y) impose any new or additional condition, or otherwise amend, modify or expand any condition, to the receipt of any portion of the Debt Financing in a manner that would reasonably be expected to (I) materially delay or prevent the Closing Date, (II) make the funding of any portion of the Debt Financing (or satisfaction of any condition to obtaining any portion of the Debt Financing) materially less likely to occur, or (III) materially adversely impact (a) the ability of Parent or Merger Sub to enforce their respective rights against any other party to the Debt Commitment Letter or other Debt Document, (b) the ability of Parent or Merger Sub to consummate the transactions contemplated hereby or (c) the likelihood of the consummation of the transactions contemplated hereby; provided, however, that, for the avoidance of doubt, Parent and Merger Sub each may amend or modify the Debt Commitment Letters (x) in accordance with the market flex provisions thereof, (y) to extend the expiration date thereof, together with any related amendments or modifications to the Debt Commitment Letters that would be permitted in connection with any Alternative Financing, or (z) to add lenders, arrangers, bookrunners, syndication agents, or similar entities and to grant to such persons such approval rights as are customarily granted to additional lenders, arrangers, bookrunners, syndication agents or similar entities. Parent and Merger Sub shall provide notice to the Company (which may be by phone or email), as promptly as reasonably practicable, upon receiving the Debt Financing. Notwithstanding anything to the contrary in this Agreement, compliance by Parent and Merger Sub with this Section 6.16(b) shall not relieve Parent and Merger Sub of their respective obligation to consummate the transactions contemplated by this Agreement, whether or not the Debt Financing or Alternative Financing is available. Parent shall, as promptly as reasonably practicable, deliver to the Company true and complete copies of all material agreements pursuant to which any such Alternative Financing source shall have committed to provide Parent and/or Merger Sub with any portion of such Alternative Financing (subject in respect of any related fee letter to redaction in a customary manner).

(ii) Parent and Merger Sub shall indemnify, defend and hold harmless the Company and the Company Subsidiaries, and their respective directors, officers, employees and other Representatives, from and against any and all damages incurred, directly or indirectly, in connection with the Debt Financing or any information provided in connection therewith. Parent shall promptly upon the Company’s request reimburse the Company and the Company Subsidiaries, as applicable, for all reasonable and documented out-of-pocket costs (including reasonable attorneys’ fees and ratings agencies’ fees) incurred by the Company or the Company Subsidiaries in connection with the cooperation described in Section 6.15 or otherwise in connection with the Debt Financing, except to the extent arising from the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Company, its Subsidiaries or their respective Representatives and affiliates.

(iii) For the avoidance of doubt, in no event shall Parent or Merger Sub’s obligations under this Agreement require them to pursue litigation against any of the Debt Financing Sources.

6.17 Notification of Certain Matters.

(a) The Company shall promptly notify Parent of (i) any written notice or other communication received by any of the Company or its Subsidiaries from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the failure to obtain such consent would have a Company Material Adverse Effect or reasonably be expected to materially impede or delay the consummation of the Transactions; (ii) any Proceeding commenced or, to the Company’s Knowledge, threatened that may materially impede or delay the consummation of the Transactions, or that make allegations that, if true, would, individually or in the aggregate, result in a Company Material Adverse Effect; (iii) any inaccuracy of any representation or warranty of the Company contained herein at any time during the term hereof of which the Company obtains Knowledge if such inaccuracy would reasonably be expected to cause any of the conditions set forth in clause (B)(2) of Annex A to fail to be satisfied at the Expiration Time; and (iv) any failure of the Company to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder of which the Company obtains Knowledge if such failure would reasonably be expected to cause the condition set forth in clause (B)(3) of Annex A to fail to be satisfied at the Expiration Time. The delivery of any notice pursuant to this Section 6.17(a) shall not affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the Offer or the remedies available to Parent and Merger Sub hereunder.

(b) Parent shall promptly notify the Company of (i) any written notice or other communication received by Parent or Merger Sub from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the failure to obtain such consent would have a Parent Material Adverse Effect or reasonably be expected to materially impede or delay the consummation of the Transactions; (ii) any Proceeding commenced or, to Parent’s Knowledge, threatened that may materially impede or delay the consummation of the Transactions; (iii) any inaccuracy of any representation or warranty of Parent or Merger Sub contained herein at any time during the term hereof of which Parent obtains Knowledge if such inaccuracy would reasonably be expected to materially impede or delay Parent and Merger Sub’s ability to consummate the Transactions; and (iv) any failure of either Parent or Merger Sub to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder of which Parent obtains Knowledge if such failure would reasonably be expected to materially impede or delay Parent and Merger Sub’s ability to consummate the Transactions. The delivery of any notice pursuant to this Section 6.17(b) shall not affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the remedies available to the Company hereunder.

(c) Notwithstanding anything in this Agreement to the contrary, in no event will any failure by the Company or Parent to comply with the applicable terms of this Section 6.17 be used by Parent or Merger Sub, on the one hand, or Company, on the other hand, as applicable, as a basis to (x) terminate this Agreement or (y) assert the failure of any condition in Annex A to be satisfied.

6.18 Stockholder Rights Agreement. Within 24 hours of the date of this Agreement, the Company Board shall adopt the Rights Agreement in the form previously approved by Parent. The Company shall not, without Parent’s prior written consent (not to be unreasonably delayed), amend or waive any provision of the Rights Agreement, redeem any of the Rights issued under the Rights Agreement, or take any action to exempt any Person under the Rights Agreement; provided, however, that the Company Board may amend or waive any provision of the Rights Agreement, redeem any Rights pursuant to the Rights Agreement or take any action to exempt any Person under the Rights Agreement if (i) (A) none of the Company, Company Subsidiaries and its and their Representatives shall have breached any of the provisions set forth in Section 6.3, (B) the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to take the foregoing actions would be inconsistent with the directors’ fiduciary duties under applicable Law, and (C) the Company provides Parent with written notice of the Company’s intent to take such action(s) at least three Business Days before taking such action(s); or (ii) a court of competent jurisdiction orders the Company to take such action(s) or issues an injunction mandating such action(s) (the conditions set forth in (i) and (ii), respectively, each a “Rights Agreement Condition” and collectively the “Rights Agreement Conditions”).

ARTICLE 7

CONDITIONS TO CONSUMMATION OF THE MERGER

The respective obligations of each of Parent, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any and all of which may be waived in whole or in part by mutual consent of Parent, Merger Sub and the Company, to the extent permitted by applicable Law:

7.1 Purchase of Company Shares. Merger Sub shall have irrevocably accepted for payment all of the Company Shares validly tendered and not withdrawn pursuant to the Offer and Merger Sub shall have consummated the Offer.

7.2 No Injunctions or Restraints; Illegality. No Governmental Entity of competent and applicable jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order that is in effect as of immediately prior to the Expiration Time and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned (with respect to Sections 8.1(a) through 8.1(k), by written notice by the terminating party to the other party) at any time prior to the Acceptance Time:

(a) by mutual written agreement of Parent and the Company, by action of their respective Boards of Directors;

(b) by either the Company or Parent, if the Acceptance Time shall not have occurred on or before the date that is 120 days after the date hereof (as such date may be extended pursuant to the immediately succeeding proviso or by the mutual written consent of the parties hereto, the “Outside Date”); provided, that (i) if as of the Outside Date the conditions set forth in Section 7.2 or clause (B)(1) of Annex A (solely to the extent such conditions have not been satisfied due to an order or injunction arising under applicable Competition Laws) or clause (B)(7) of Annex A shall not have been satisfied or waived, the Outside Date may be extended on one occasion by the Company or Parent for a period of 90 days by written notice to Parent or the Company, as the case may be, and such date, as so extended, shall be the Outside Date and (ii) Parent shall have the right to extend the Outside Date by written notice to the Company to any future date to which the termination date of the Debt Commitment Letters is extended in accordance with the terms of this Agreement, but in no event later than the date which is 180 days after the date hereof; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose breach of this Agreement (including, in the case of Parent, any such breach by Merger Sub) has been a principal cause of the failure of any condition set forth in Article 7 or the failure of the Acceptance Time to occur on or before the Outside Date;

(c) by either the Company or Parent, if any court of competent jurisdiction or any other Governmental Entity of competent jurisdiction shall have issued any Order, or any Law shall be in effect that was enacted, promulgated or deemed applicable to the Merger by any Governmental Entity of competent jurisdiction, in each case, permanently restraining, enjoining, preventing or otherwise prohibiting or making illegal (1) prior to the Acceptance Time, the consummation of the Offer, or (2) prior to the Effective Time, the consummation of the Merger, and, in each case, such Order or Law shall have become final and nonappealable; provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall be available only if the party seeking to terminate this Agreement (including, in the case of Parent, Merger Sub) shall have complied in all material respects with its applicable obligations under Section 6.4 before asserting the right to terminate under this Section 8.1(c);

(d) by Parent, at any time prior to the Acceptance Time, if the Company Board shall have effected a Company Change of Board Recommendation (it being understood and agreed that, for all purposes of this Agreement (including Section 6.3), a communication by the Company Board to the stockholders of the Company in accordance with Rule 14d-9(f) of the Exchange Act, or any similar communication to the stockholders of the Company in connection with the commencement of a tender offer or exchange offer, shall not be deemed to constitute a Company Change of Board Recommendation);

(e) by the Company, at any time prior to the Acceptance Time, in order to enter into a definitive agreement with respect to a Superior Company Proposal, but only if the Company has not breached (other than a de minimis breach) its obligations under Section 6.3 with respect to such Superior Company Proposal; provided, that the Company (i) pays, or causes to be paid, to Parent the Company Termination Fee payable pursuant to Section 8.3(a) prior to or concurrently with such termination; and (ii) immediately following or concurrently with such termination, enters into a definitive acquisition agreement that documents the terms and conditions of such Superior Company Proposal;

(f) by Parent if: (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement such that any condition set forth in clauses (B)(2) or (B)(3) of Annex A is not capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) such breach is not capable of cure or shall not have been cured within the earlier of the Outside Date or 30 days from the date of delivery of such written notice to the Company; provided, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Merger Sub are then in material breach of their respective obligations under this Agreement;

(g) by the Company if: (i) there has been a breach by Parent or Merger Sub of any of their representations, warranties or covenants contained in this Agreement which would reasonably be expected to cause a Parent Material Adverse Effect, (ii) the Company shall have delivered to Parent written notice of such breach and (iii) such breach is not capable of cure or shall not have been cured within the earlier of the Outside Date or 30 days from the date of delivery of such written notice to Parent; provided, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of its obligations under this Agreement;

(h) by the Company if Merger Sub shall have failed to commence or extend the Offer pursuant to Article 1 within three Business Days of the time period specified therein;

(i) by the Company if, at any time following the Expiration Time, (1) the conditions set forth in Annex A (other than those conditions that by their nature are to be satisfied as of immediately prior to the Expiration Time, but subject to such conditions being able to be satisfied or waived at or prior to the Expiration Time) have been satisfied or waived at or prior to the Expiration Time (after giving effect to any extensions thereof in accordance with this Agreement), (2) Merger Sub shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer in accordance with Article 1, (3) Merger Sub fails to consummate (as defined in Section 251(h) of the DGCL) the Offer within three Business Days following the Expiration Time, and (4) at all times during such three (3) Business Day period, the Company has confirmed that it stood ready, willing and able to consummate the transactions contemplated by this Agreement on the terms thereof; provided, that the right to terminate this Agreement pursuant to this Section 8.1(i) shall not be available to the Company if the Company is (x) then in breach of its representations and warranties such that the condition set forth in clause (B)(2) of Annex A would not be satisfied or (y) then materially failing to perform its covenants, obligations or agreements contained in this Agreement such that the condition set forth in clause (B)(3) of Annex A would not be satisfied;

(j) by either Parent or the Company, if the Offer shall have expired (after giving effect to any extensions thereof in accordance with this Agreement) or been terminated, in each case, in accordance with the terms of this Agreement, and the Acceptance Time shall not have occurred solely as a result of the Minimum Condition not being satisfied; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(j) shall not be available to either the Parent or the Company, respectively, if such party has breached its obligations in any material respect under this Agreement in any manner that shall have been the primary cause of the Minimum Condition not being satisfied;

(k) by Parent if the Company does not adopt the Rights Agreement within 24 hours from the date of this Agreement.

8.2 Effect of Termination. Notwithstanding anything to the contrary in this Agreement, in the event of valid termination of this Agreement as provided in Section 8.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of Parent, the Company, Merger Sub or their respective Related Parties, or on the part of any Debt Financing Sources; provided that, subject in all respects to Section 8.3 and Section 9.17 (including, in each case, the limitations set forth therein), (a) any such termination shall not relieve the Company, Parent or Merger Sub from liability for any fraud or Willful Breach prior to such termination of this Agreement (which, in each case, the parties acknowledge and agree will not be limited to reimbursement of expenses or out-of-pocket costs, and in the case of any damages sought by the non-breaching party, including any Willful Breach, such damages will include the benefit of the bargain lost by the non-breaching party, taking into consideration relevant matters, including opportunity costs, lost profits and the time value of money) and (b) the provisions of Section 6.2(b), this Section 8.2, Section 8.3 and Article 9 of this Agreement and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement, in each case, in accordance with and subject to their respective terms and conditions in all respects. Notwithstanding anything in this Agreement to the contrary, in no event will the Parent Related Parties or the Company Related Parties, in each case collectively, have any liability for monetary damages (including damages for fraud or breach, whether willful, intentional, unintentional or otherwise (including for Willful Breach) or monetary damages in lieu of specific performance) in the aggregate in excess of the Parent Termination Fee and the amount of fees and expenses owed under Section 6.16(b)(ii), in the case of the liability of the Parent Related Parties, or the Company Termination Fee, in the case of the liability of the Company Related Parties, and subject in each case in all respects to Section 8.3(g), Section 9.16 and Section 9.17 (including, in each case, the limitations set forth therein). For the avoidance of doubt, any valid termination by Parent shall also be an effective termination by Merger Sub.

8.3 Fees and Expenses.

(a) The parties agree that if this Agreement is validly terminated by Parent in accordance with Section 8.1(d) or by the Company in accordance with Section 8.1(e), then the Company shall pay (or cause to be paid) to Parent (or its designee) prior to or concurrently with such termination, in the case of a termination by the Company, or within three Business Days thereafter, in the case of a termination by Parent, the Company Termination Fee.

(b) The parties agree that (i) if this Agreement is validly terminated by (A) either Parent or the Company in accordance with Section 8.1(b) and at such time the conditions set forth in clause (B)(1) and clause (B)(7) of Annex A and Section 7.2 shall have been satisfied, (B) by Parent pursuant to Section 8.1(f) (as a result of Company’s material breach of its covenants in Section 6.3 or Section 6.18) or (C) by Parent pursuant to Section 8.1(j), and, prior to the date of any such termination referenced in Sections 8.3(b)(i)(A), (B) or (C), a Company Acquisition Proposal is made public by the Company or any other Person or otherwise becomes publicly known, and in each case such Company Acquisition Proposal has not been unconditionally withdrawn or otherwise abandoned prior to such termination, and (ii) within 12 months after such termination (A) the Company enters into a definitive agreement with respect to any Company Acquisition Proposal which is later consummated or (B) the transactions contemplated by any Company Acquisition Proposal are consummated (which need not be the same Company Acquisition Proposal that was made public or publicly known prior to the termination of this Agreement), then the Company shall pay (or cause to be paid) the Company Termination Fee to Parent (or its designee), by wire transfer of same-day funds no later than two Business Days after the consummation of such transaction. For purposes of this Section 8.3(b), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Section 9.6, except that the references to “20% or more” shall be deemed to be references to “more than 50%.” In no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c) The parties agree that if this Agreement is validly terminated by the Company pursuant to (x) Section 8.1(i) or (y) Section 8.1(b) under circumstances in which the Company would have been entitled to terminate the Agreement pursuant to Section 8.1(i), Parent shall pay to the Company, within three Business Days following such termination, the Parent Termination Fee, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(d) The parties agree that if this Agreement is validly terminated by Parent pursuant to Section 8.1(j), then the Company shall pay (or cause to be paid) to Parent (or its designee) within two Business Days following such termination, the documented out-of-pocket costs and expenses, including all fees and expenses incurred in connection with the Debt Financing and the fees and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by Parent and Merger Sub in connection with this Offer, the Merger and the other transactions contemplated by this Agreement (“Parent Expenses”); provided, that the Company shall not be required to pay (or cause to be paid) any Parent Expenses in excess of an aggregate of $4,500,000. The reimbursement of Parent Expenses pursuant to this Section 8.3(d) shall not relieve the Company of any subsequent obligation to pay any applicable Company Termination Fee pursuant to Section 8.3(b); provided that any payment of Parent Expenses shall reduce, on a dollar-for-dollar basis, any Company Termination Fee that becomes due and payable pursuant to Section 8.3(b).

(e) The Company, Parent and Merger Sub acknowledge that the agreements contained in this Section 8.3 are an integral part of this Agreement and that, without this Section 8.3, the Company, Parent and Merger Sub would not have entered into this Agreement, and that each of the Company Termination Fee and the Parent Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which such fee is payable pursuant to Section 8.3(a), Section 8.3(b) or Section 8.3(c), as applicable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision.

(f) Notwithstanding anything to the contrary in this Agreement or any ancillary document or agreement delivered in connection herewith or otherwise, subject in all respects to Section 8.2, this Section 8.3, Section 9.16 and Section 9.17 (including, in each case, the limitations set forth therein), (i) in the event that this Agreement is terminated under circumstances where the Company Termination Fee is payable, payment of the Company Termination Fee shall constitute the sole and exclusive remedy (whether at Law, in equity, in Contract, in tort or otherwise) of Parent, Merger Sub, any Parent Related Party and any other Person in connection with any termination of this Agreement in the circumstances in which such Company Termination Fee became payable, and upon payment of such amount, (A) none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement and (B) none of Parent, Merger Sub, any Parent Related Party and any other Person shall have any further rights or claims against any of the Company Related Parties under this Agreement or otherwise, whether at law or equity, in contract, in tort or otherwise, and (ii) in the event that this Agreement is terminated under circumstances where the Parent Termination Fee is payable, payment of the Parent Termination Fee shall constitute the sole and exclusive remedy (whether at Law, in equity, in Contract, in tort or otherwise) of the Company, any Company Related Party and any other Person in connection with any termination of this Agreement in the circumstances in which such Parent Termination Fee became payable, and upon payment of such amount, (A) none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement and (B) none of Company Related Parties and any other Person shall have any further rights or claims against any of Parent, Merger Sub or the Parent Related Parties under this Agreement or otherwise, whether at law or equity, in contract, in tort or otherwise. Notwithstanding the foregoing, payment of the Company Termination Fee will not relieve the Company Related Parties from liability for any fraud or Willful Breach.

(g) Notwithstanding anything to the contrary in this Agreement or any documents executed in connection with this Agreement or otherwise, but subject in all respects to Section 9.17 (including the limitations set forth therein), (A) the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, together with any payment in connection with this Agreement or otherwise, of the Parent Related Parties or the Company Related Parties, in each case collectively, (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise (including Willful Breach), or monetary damages in lieu of specific performance) (i) under this Agreement or any Ancillary Document or otherwise, (ii) in connection with the failure of the Merger or any other transaction contemplated by this Agreement to be consummated or (iii) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement or any Ancillary Document or otherwise, will not exceed under any circumstances an amount equal to the Parent Termination Fee and the amounts owed under Section 6.16(b)(ii), in the case of the liability of the Parent Related Parties, or the Company Termination Fee, in the case of the liability of the Company Related Parties; and (B) neither the Company Related Parties nor the Parent Related Parties may seek, directly or indirectly, to recover against the Parent Related Parties or the Company Related Parties, as the case may be, or compel payment by the Parent Related Parties or the Company Related Parties, as the case may be, of any monetary damages in excess of the Parent Termination Fee and the amounts owed under Section 6.16(b)(ii), in the case of recovery sought by any Company Related Parties, or the Company Termination Fee, in the case of recovery sought by any Parent Related Parties, in each case as applicable. Notwithstanding anything to the contrary in this Agreement or any Ancillary Document or otherwise, under no circumstances may (1) the Company receive both (A) an award of monetary damages, on the one hand, and (B) any of the Parent Termination Fee and the amounts due under Section 6.16(b)(ii), on the other hand, and (2) Parent or Merger Sub receive both (A) an award of monetary damages, on the one hand, and (B) the Company Termination Fee, on the other hand.

ARTICLE 9

GENERAL PROVISIONS

9.1 Amendment. This Agreement may be amended at any time prior to the Effective Time only by execution of an instrument in writing signed by each of the Company, Parent and Merger Sub. Notwithstanding anything else to the contrary herein, no amendment, modification or alteration to the provisions set forth in Sections 8.2 and 8.3 (solely to the extent relating to the Debt Financing Sources), this sentence of Section 9.1, Section 9.11(solely to the extent that it relates to the Debt Financing Sources), Section 9.12 (solely to the extent it relates to the Debt Financing Sources), Section 9.14 (solely to the extent that it relates to the Debt Financing Sources), and Section 9.16

(solely to the extent that it relates to the Debt Financing Sources) (and any related definitions to the extent an amendment, modification or alteration of such definitions would modify the substance of any of the foregoing provisions) in any manner materially adverse to the Debt Financing Sources shall not be effective as to the Debt Financing Sources without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letters.

9.2 Waiver. At any time prior to the Effective Time, Parent and Merger Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

9.3 Non-Survival of Representations and Warranties. None of the representations, warranties, covenants or other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, or any rights arising out of any breach of any of the foregoing, shall survive the Effective Time, except that this Section 9.3 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time, which shall survive to the extent expressly provided for herein.

9.4 Fees and Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred by the parties hereto shall be borne solely and entirely by the party that has incurred the same, whether or not the Offer and/or the Merger is consummated.

9.5 Notices. Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person, (b) on the next Business Day if transmitted by national overnight courier or (c) on the date delivered if sent by email (to the extent that no “bounceback” or similar message indicating non-delivery is received with respect thereto), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice):

If to Parent or Merger Sub, addressed to it at:

c/o Balmoral Funds LLC

11150 Santa Monica Blvd., Suite 825

Los Angeles, California 90025

Attention: David Shainberg

Email: dshainberg@balmoralfunds.com

with a copy (which shall not constitute notice) to:

Blank Rome LLP

One Logan Square

Philadelphia, Pennsylvania 19103

Attention: Kipp B Cohen and Alan Lieblich

Email: Kipp.Cohen@BlankRome.com

Alan.Lieblich@BlankRome.com

If to the Company, addressed to it at:

Trecora Resources

1650 Hwy 6 South, Suite 190

Sugar Land, Texas 77478

Attention: Michael W. Silberman

Email: msilberman@trecora.com

Morgan, Lewis & Bockius, LLP

1701 Market Street

Philadelphia, Pennsylvania 19103

Attention: Benjamin R. Wills

Email: benjamin.wills@morganlewiscom

9.6 Certain Definitions. For purposes of this Agreement, the term:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and non-use and other provisions that are at least as restrictive in all material respects in the aggregate with respect to the Company or Parent, as applicable, than those contained in the Confidentiality Agreement; provided, that any such confidentiality agreement (i) need not contain any standstill or similar provision and (ii) shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company or Parent, as applicable, from satisfying any of its obligations hereunder.

“Acceptance Time” shall mean the date and time of the irrevocable acceptance for payment by Merger Sub of Company Shares pursuant to and subject to the conditions of the Offer.

“Affiliate” when used with respect to any Person, means any other Person who is an “affiliate” of that first Person within the meaning of Rule 405 promulgated under the Securities Act.

“Anti-Corruption Laws” means any Laws prohibiting bribery or corruption (governmental or commercial) which apply to the Company and Company Subsidiaries from time to time, including the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) (whether or not such plan is subject to ERISA), each bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy, agreement or arrangement, and each employment, consulting, severance, change in control, retention, termination, pension, retirement, disability benefit, health, welfare, vacation, life insurance, fringe benefit, supplemental benefit plan, program, policy, agreement, scheme or arrangement, in each case, sponsored, maintained, contributed to or required to be contributed to by the Company or any Company Subsidiary for the benefit of any Company Employee, or between the Company or any Company Subsidiary, on the one hand, and any Company Employee, on the other hand, or with respect to which the Company or any Company Subsidiary has any direct or indirect liability, excluding any “multiemployer plan” (within the meaning of Section 4001(a) of ERISA).

“Business Day” means any day other than a Saturday, Sunday or any day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.).

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any offer or proposal from a Third Party (other than Parent, Merger Sub or their respective Affiliates) concerning (a) a merger, consolidation, or other business combination transaction (including any single- or multi-step transaction) or series of related transactions involving the Company in which any Person or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership of Equity Interests representing 20% or more of the voting power of the Company, (b) a sale, lease, license, mortgage, pledge or other disposition, directly or indirectly, by merger, consolidation, business combination, share exchange, partnership, joint venture or otherwise, of assets of the Company (including Equity Interests of a Company Subsidiary) or the Company Subsidiaries representing 20% or more of the consolidated assets of the Company and the Company Subsidiaries based on their fair market value as determined in good faith by the Company Board, (c) an issuance or sale (including by way of merger, consolidation, business combination, share exchange, joint venture or otherwise) of Equity Interests representing 20% or more of the voting power of the Company or a tender offer or exchange offer in which any Person or group (as defined in Section 13(d) of the Exchange Act) would acquire beneficial ownership, or the right to acquire beneficial ownership, of Equity Interests representing 20% or more of the voting power of the Company, or (d) any combination of the foregoing (in each case, other than the Merger).

“Company Change of Board Recommendation” means the Company Board (a) withholds or withdraws (or changes, modifies, amends or qualifies in a manner adverse to Parent or Merger Sub) (or publicly proposes to withhold or withdraw (or change, modify, amend or qualify)) the Company Board Recommendation, (b) approves, endorses, adopts, recommends or otherwise declares advisable (or publicly proposes, or announces an intention, to approve, endorse, adopt, recommend or otherwise declare advisable), any Company Acquisition Proposal, (c) fails to include the Company Board Recommendation in the Schedule 14D-9, (d) if any Company Acquisition Proposal has been made public, fails to reaffirm the Company Board Recommendation upon request of Parent within the earlier of three Business Days prior to the then-scheduled Expiration Time or five Business Days after Parent requests in writing such reaffirmation with respect to such Company Acquisition Proposal or (e) fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Company Acquisition Proposal subject to Regulation 14D under the Exchange Act within five Business Days after the commencement of such Company Acquisition Proposal; provided, however, that (i) any written notice of the Company’s intention to make a Company Change of Board Recommendation prior to effecting such Company Change of Board Recommendation in accordance with Section 6.3(d) or Section 6.3(e) in and of itself shall not be deemed a Company Change of Board Recommendation, and (ii) Parent may make such request pursuant to subsection (d) of this definition only once with respect to such Company Acquisition Proposal unless such Company Acquisition Proposal is subsequently publicly modified in which case Parent may make such request once each time such a modification is made.

“Company Credit Facility” means the Amended and Restated Credit Agreement, dated as of October 1, 2014, among Texas Oil and Chemical Co. II Inc., as Borrower, the guarantors party thereto, the lenders party thereto, and Bank of America, N.A., as administrative agent, swingline lender and letter of credit issuer, as amended.

“Company Employee” means each current employee of the Company or any of the Company Subsidiaries.

“Company Equity Awards” means the Company Stock Options, the Company RSU Awards and Company PSU Awards.

“Company Equity Plan” means the Trecora Resources Stock and Incentive Plan, as amended.

“Company Intellectual Property” means all Intellectual Property owned or purported to be by the Company or any Company Subsidiary.

“Company Intervening Event” means any fact, change, condition, occurrence, effect, event, circumstance or development with respect to the Company and the Company Subsidiaries, taken as a whole, that (a) was not known or reasonably foreseeable (with respect to substance or timing) to the Company Board as of or prior to the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Company Board as of or prior to the date of this Agreement) and (b) first becomes known to the Company Board after the execution of this Agreement and at any time prior to the Acceptance Time; provided, however, that the following shall not be deemed to be a Company Intervening Event: any change, condition, occurrence, effect, event, circumstance or development that (i) is set forth in clauses (1) through (vi) of the definition of “Company Material Adverse Effect,” (ii) involves or relates to a Company Acquisition Proposal or a Superior Company Proposal (which, for purposes of this definition, shall be read without reference to any percentages set forth in the definitions of “Company Acquisition Proposal” or “Superior Company Proposal”) or any inquiry or communications or matters relating thereto, (ii) results from a breach of this Agreement by the Company or (iii) solely results from a change, after the execution and delivery of this Agreement and in and of itself, in the market price or trading volume of the Company Shares (however the underlying reasons for such change may constitute a Company Intervening Event).

“Company Material Adverse Effect” shall mean any state of facts, change, condition, occurrence, effect, event, circumstance or development (each an “Effect”, and collectively, “Effects”), individually or in the aggregate, that (a) has had a material adverse effect on the business, assets, properties, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (b) would prevent the Company from consummating, or to materially impair or materially delay the ability of the Company to consummate, the Merger or any of the other transactions contemplated by this Agreement; provided, however, that, solely in the case of clause (a), no Effect (by itself or when aggregated or taken together with any and all other effects) to the extent directly resulting from, any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred, except to the extent any Effect directly or indirectly results from, arises out of or is attributable to the matters described in following clauses (i) through (vi), to the extent such Effect disproportionately and adversely affects the Company and its Subsidiaries relative to other companies operating in any industry or industries in which the Company or its Subsidiaries operate (in which case, the incremental disproportionate impact or impacts shall be taken into account in determining whether there has been, or would reasonably be expected to be, a “Company Material Adverse Effect”):

(i) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(ii) general conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii) general conditions (or changes in such conditions) in the chemicals industry or any other industries in which the Company or its Subsidiaries operate;

(iv) political conditions (or changes in such conditions) in the United States or any other country or region in the world, or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

(v) earthquakes, hurricanes, tsunamis, tornadoes, floods, epidemics, pandemics (including COVID-19), cyberattacks, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(vi) changes or proposed changes in Law after the date of this Agreement (or the interpretation thereof), any COVID-19 Measures or any change in any COVID-19 Measures (or the interpretation thereof), or changes or proposed changes in GAAP or other accounting standards (or the interpretation thereof);

(vii) the announcement of, or the compliance with, this Agreement, or the pendency or consummation of the transactions contemplated hereby, including (A) the identity of Parent, Merger Sub or their Affiliates and (B) the termination (or the failure or potential failure to renew or enter into) any Contracts with customers, suppliers, distributors or other business partners, and (C) any other negative development in the Company’s relationships with any of its customers, suppliers, distributors or other business partners; provided that, (1) this clause (vii) shall not apply to the representations and warranties set forth in Section 4.4 or the consummation of the Transactions or the conditions set forth in clause (B)(2) of Annex A with respect to the representations and warranties set forth in Section 4.4 and (2) in the case of subclauses (A), (B) and (C) of this clause (vii), the Company and its Subsidiaries have complied with their obligations under Section 6.1;

(viii) any actions taken or failure to take action, in each case, by Parent or any of its controlled Affiliates, or the taking of any action required by this Agreement (other than any action required by the first sentence of Section 6.1), or the failure to take any action prohibited by this Agreement;

(ix) any voluntary departure of any officers, directors, employees or independent contractors of the Company or its Subsidiaries, directly resulting from, arising out of, attributable to, or related to the transactions contemplated by this Agreement; or

(x) changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure by the Company to meet any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless the underlying cause of such changes or failures would otherwise be excepted from the definition of a “Company Material Adverse Effect”).

“Company PSU Award” means any award of restricted stock units with respect to Company Shares pursuant to a Company Equity Plan that is, at the time of determination, subject to conditions of vesting or forfeiture that are based on performance criteria.

“Company Related Party” means the Company and its Subsidiaries and any of their respective former, current or future officers, employees, directors, partners, stockholders, managers, members or Affiliates.

“Company RSU Award” means any award of restricted stock units (including deferred stock units) with respect to Company Shares pursuant to a Company Equity Plan that is, at the time of determination, subject to vesting or forfeiture based solely only criteria related to continued service or employment.

“Company Stock Option” means any option to purchase Company Shares pursuant to a Company Equity Plan.

“Company Stockholders” means holders of Company Shares in their respective capacities as such.

“Company Termination Fee” means an amount in cash equal to $9,400,000.

“Competition Laws” means applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended.

“Contract” or “Contracts” means any of the written agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements and licenses to which in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject that is legally binding (in each case, whether written or oral); provided, that “Contracts” shall not include any Benefit Plan.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity or competent jurisdiction, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, as may be amended, and Families First Coronavirus Response Act, as may be amended.

“Debt (ABL) Commitment Letter” means, collectively, that certain executed debt commitment letter for an ABL facility (including all exhibits, annexes, schedules and term sheets attached thereto), dated as of the date hereof, and any related fee letter, among Parent and the Debt (ABL) Financing Sources party thereto, committing the Debt (ABL) Financing Sources to provide funds equal to the applicable portion of the Required Amount set forth therein, subject to the terms and conditions set forth therein (it being understood that each such copy is unredacted in the case of the commitment letter, and in the case of each such fee letter redacted in a customary manner), as amended, restated, supplemented or otherwise modified in accordance with the terms of this Agreement.

“Debt Commitment Letters” means, collectively, (a) the Debt (ABL) Commitment Letter and (b) the Debt (Term Loan) Commitment Letter.

“Debt (Term Loan) Commitment Letter” means, collectively, that certain executed debt commitment letter for a term loan facility (including all exhibits, annexes, schedules and term sheets attached thereto), dated as of the date hereof, and any related fee letter, among Parent and the Debt (Term Loan) Financing Sources party thereto, committing the Debt (Term Loan) Financing Sources to provide funds equal to the applicable portion of the Required Amount set forth therein, subject to the terms and conditions set forth therein (it being understood that each such copy is unredacted in the case of the commitment letter, and in the case of each such fee letter redacted in a customary manner), as amended, restated, supplemented or otherwise modified in accordance with the terms of this Agreement.

“Debt (ABL) Financing Sources” means the Persons that have committed to provide the Debt Financing in respect of the Debt (ABL) Commitment Letter (including the Persons party to any joinder agreements, credit agreements, purchase agreements, indentures or other definitive agreements relating thereto) and, in each case, their respective former, current and future direct or indirect affiliates, and their and their affiliates’ respective representatives, shareholders, members, managers, general or limited partners, management companies, investment vehicles, officers, directors, employees, agents and representatives and each of their respective successors and assigns.

“Debt Financing Sources” means, collectively, (a) the Debt (ABL) Financing Sources and (b) the Debt (Term Loan) Financing Sources.

“Debt (Term Loan) Financing Sources” means the Persons that have committed to provide the Debt Financing in respect of the Debt (Term Loan) Commitment Letter (including the Persons party to any joinder agreements, credit agreements, purchase agreements, indentures or other definitive agreements relating thereto) and, in each case, their respective former, current and future direct or indirect affiliates, and their and their affiliates’ respective representatives, shareholders, members, managers, general or limited partners, management companies, investment vehicles, officers, directors, employees, agents and representatives and each of their respective successors and assigns.

“Environmental Laws” means any and all Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances; the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources or the health and safety of Persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including CERCLA, RCRA, the Clean Water Act, as amended (33 U.S.C. § 1251 et seq.), the Clean Air Act, as amended (42 U.S.C. § 7401 et seq.), OSHA or any other Law of similar effect.

“Environmental Permits” means any permit, certificate, registration, notice, approval, identification number, license or other authorization required under any applicable Environmental Law.

“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, and any option, share of restricted stock, restricted stock unit, stock appreciation right, phantom stock, performance share or unit, warrant, right or other security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Schedule TO, Schedule 14D-9 and the Offer Documents and all other matters related to the transactions contemplated by this Agreement.

“GAAP” means generally accepted accounting principles, as applied in the United States.

“Governmental Entity” means any supranational, national, federal, state, county, municipal, local or foreign government or other political subdivision thereof, any court, any arbitral body, any entity or instrumentality exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government, or any other governmental or quasi-governmental authority of any nature or any political or other subdivision or part of any of the foregoing or any self-regulatory organization, in each case of competent jurisdiction and with authority to act with respect to the matter in question.

“Hazardous Substances” means any pollutant, contaminant, hazardous, toxic, carcinogenic, reactive, corrosive, ignitable or flammable substance or material, or other substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including any quantity of asbestos in any form, urea formaldehyde, PCBs, per-and polyfluoroalkyl substances (PFAS), radon gas, crude oil or any fraction thereof, all forms of natural gas, petroleum products or by-products or derivatives.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect any Person: (i) (A) the amount of indebtedness of such Person for borrowed money and (B) indebtedness of such Person evidenced by any note, bond, debenture or other debt security, in the case of clauses (A) and (B), whether incurred, assigned, granted or unsecured (which, for the avoidance of doubt, shall not include accounts payable, accrued liabilities or “earn-outs”); (ii) obligations of such Person with respect to interest rate and currency swap arrangements and any other arrangements designed to protect against fluctuations in interest or currency rates payable upon termination thereof; and (iii) reimbursement obligations of such Person with respect to any performance bonds, bank overdrafts, letters of credit and similar charges (to the extent drawn) (which, for the avoidance of doubt, shall not include customer deposits, “earn-outs,” escrow and other similar contingent payment obligations).

“Intellectual Property” means, with respect to any Person, all rights, title, and interests in and to all proprietary rights of every kind and nature however denominated, throughout the world and under any international treaties or conventions, including all (a) patents, patent applications, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, renewals, reexaminations, extensions and interferences thereof), (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, taglines, social media identifiers and related accounts, Internet domain names, corporate names, certification marks, collective marks and other indicia of origin, and all applications, registrations and renewals in connection therewith and all goodwill related thereto, (c) copyrights (whether registered or unregistered) and corresponding rights in works of authorship (including software), mask works and designs, and all applications and registrations in connection therewith, (d) trade secret rights, know-how, including inventions, discoveries, algorithms, designs, processes, formulae, schematics, blueprints, flow charts, models, strategies, prototypes, inventions, processes, procedures, databases, data and corresponding rights in confidential and proprietary information, (e) rights of privacy and publicity and moral rights and (e) any corresponding or equivalent intellectual property rights recognized anywhere in the world and any and all registrations, applications, recordings, licenses, common-law rights, statutory rights, administrative rights, the right to bring suit and recover damages for past infringement, dilution, misappropriation or violation, and contractual rights relating to any of the foregoing.

“Investors” means Balmoral Special Situations Fund III, L.P., and any equity co-investor, any Affiliates or any affiliated funds of Balmoral Special Situations Fund III, L.P. to whom the obligations of Balmoral Special Situations Fund III, L.P. under the Debt Commitment Letters are assigned, including Balmoral Special Situations Fund IV, L.P. or any parallel fund or alternative investment vehicle thereof, in each case to the extent such assignment is permitted under the terms of the Debt Commitment Letters.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means, with respect to a Person, the computers, Software, databases, hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and all other information technology equipment (including communications equipment, terminals and hook-ups that interface with third party Software or systems) owned, licensed, leased or otherwise used by such Person or any of such Person’s Subsidiaries.

“Knowledge” means (a) when used with respect to the Company and the Company Subsidiaries, the actual knowledge of the individuals listed in Section 9.6(a) of the Company Disclosure Schedule after reasonable inquiry of such individual’s direct reports and (b) when used with respect to Parent or Merger Sub, the actual knowledge of the individuals listed on Section 9.6(a) of the Company Disclosure Schedule.

“Law” means any international, national, provincial, state, municipal, local and common laws, treaties, constitutions, statutes, ordinances, decrees, conventions, codes, bylaws, rules, regulations or other requirements, legally binding guidance, Orders, consent decrees, permits, policies, restrictions or licenses of any Governmental Entity, in each case, having the force of law.

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, title or survey defect, encumbrance, covenant, condition, claim, restriction, charge, option or other third party right, right of first refusal or first offer, easement, security interest, deed of trust, right-of-way, encroachment, occupancy right, preemptive right, community property interest or other restriction of any nature, whether voluntarily incurred or arising by operation of Law, including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction or defect on the possession, exercise or transfer of any other attribute of ownership of any asset.

“NYSE” means the New York Stock Exchange LLC.

“Order” means any judgment, order, decision, writ, injunction, decree, legal or arbitration award, settlement, stipulation, ruling, SEC requirement or settlement or consent agreement, in each case, with a Governmental Entity of competent jurisdiction that is binding on the applicable Person under applicable Law.

“OSHA” means the Occupational Safety and Health Act of 1970, as amended, and the rules and regulations promulgated thereunder.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, arose from an action taken by Parent or Merger Sub that would prevent the consummation of the Offer or the Merger prior to the Outside Date or materially delay consummation of the Offer or the Merger.

“Parent Related Party” means Parent, Merger Sub, and any equity financing sources of Parent or Merger Sub and any of the foregoing’s respective former, current or future Affiliates and any of the foregoing’s respective former, current or future, direct or indirect, officers, directors, employees, Affiliates, stockholders, equity holders, managers, members, partners, agents, attorneys, advisors or other Representatives or any of the foregoing’s respective successors or assigns.

“Parent Termination Fee” means an amount in cash equal to $10,700,000.

“Permitted Liens” means, with respect a Person, (a) Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and in each case for which appropriate reserves have been established on or reflected in the consolidated financial statements of such Person in accordance with GAAP, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances, in each case, arising by operation of Law in the ordinary course of business for amounts not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which appropriate reserves have been established on the consolidated financial statements of such Person in accordance with GAAP, (c) Liens arising from transfer restrictions under securities Laws, (d) with respect to any Company Leased Real Property or Company Owned Real Property, as applicable, easements, restrictions, rights-of-way and any other non-monetary title defects, whether or not of record, that are customarily granted for real property of a nature similar to the Company Leased Real Property or Company Owned Real Property and do not and are not reasonably expected to, individually or in the aggregate, materially interfere with or detract from the development, use, occupancy, value or marketability of the operation, value or use of the Company Leased Real Property or Company Owned Real Property, as applicable, (e) zoning, building, land use, environmental regulations and other similar restrictions promulgated by any Governmental Entity, that, in the case of Company Leased Real Property or Company Owned Real Property, would not reasonably be expected to, individually or in the aggregate, materially interfere with the ordinary conduct of the business of such Person and such Person’s Subsidiaries as currently conducted or materially detract from the development, use, occupancy, value or marketability of the affected property, (f) Liens arising from the ordinary course of business with respect to surety bonds and supporting letters of credit, (g) non-exclusive licenses of Intellectual Property or (h) such other non-monetary Liens which would not, individually or in the aggregate, materially interfere with the ordinary conduct of business of such Person and such Person’s Subsidiaries or, if the same affect Company Leased Real Property or Company Owned Real Property, as applicable, materially detract from the development, use, occupancy, value or marketability of the affected property.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Personal Information” means any information that, alone or in combination with other information held by or on behalf of the Company or any of the Company Subsidiaries, identifies or could reasonably be used to identify an individual or household, and any other personal information that is subject to any applicable Laws.

“Proceedings” means all actions, suits, claims (or counterclaims), hearings, arbitrations, investigations, inquiries, litigations, mediations, grievances, audits, examinations or other proceedings, in each case, by or before any Governmental Entity.

“RCRA” means the Resource Conservation and Recovery Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Related Party” means a Company Related Party or a Parent Related Party, as applicable.

“Representatives” means, as to any Person, such Person’s directors, officers, employees, controlled Affiliates, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.

“Rights Agreement” means that certain Rights Agreement by and between the Company and Computershare Trust Company, N.A., as rights agent, substantially in the form previously approved by Parent.

“Sanctioned Person” means at any time any Person: (i) listed on any Sanctions-related list of designated or blocked persons; (ii) a Governmental Entity of, resident in, or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, Venezuela, North Sudan, Russia, and the Crimea, Donetsk and Luhansk regions of Ukraine); or (iii) majority-owned or controlled by one or more Sanctioned Persons.

“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including the U.S. Treasury Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, and (iv) Her Majesty’s Treasury.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means any and all computer programs, including operating system and applications software, implementations of algorithms, and program interfaces, whether in source code or object code form and all documentation, including user manuals relating to the foregoing.

“Subsidiary” of Parent, the Company or any other Person means any corporation, partnership, joint venture or other legal entity of which Parent, the Company or such other Person, as the case may be, owns, directly or indirectly, a majority of the capital stock or other Equity Interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, limited liability company, partnership, joint venture or other legal entity, or otherwise owns, directly or indirectly, such capital stock or other Equity Interests that would confer control of any such corporation, limited liability company, partnership, joint venture or other legal entity (which shall include, but not be limited to, the control conferred by serving as managing member, general partner or similar such position with respect to any such entity), any Person that would otherwise be deemed a “subsidiary” under Rule 12b-2 promulgated under the Exchange Act or, with respect the Company, any entity that is a “Subsidiary” (as defined above) of the Company as of the date hereof; provided, however, that in no event shall any unconsolidated joint venture of the Company be deemed a Subsidiary of the Company for purposes of this Agreement.

“Superior Company Proposal” means a bona fide written Company Acquisition Proposal (except the references therein to “20% or more” shall be replaced by “more than 50%”), made by a Third Party which the Company Board has determined, in the good faith judgment of the Company Board (after consultation with its financial advisors and outside legal counsel), taking into account such factors as the Company Board considers in good faith to be appropriate (including the conditionality, timing and likelihood of consummation of, and the Person or group making, such proposals), (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including financing thereof) and the Person making the Company Acquisition Proposal and (b) if consummated in accordance with its terms, would result in a transaction that is more favorable to the Company’s stockholders than the Merger and the other transactions contemplated by this Agreement, in each case, taking into account any changes to the terms of this Agreement proposed in writing by Parent, pursuant to, and in accordance with, Section 6.3 and taking into account any legal, financial, timing, regulatory and approval considerations, the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, and the identity of the Person or Persons making the Company Acquisition Proposal.

“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing, declaration, statement or other document required to be filed or actually filed with a Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Taxes” means (a) any and all taxes, fees, levies, duties, tariffs, imposts and other similar charges imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, alternative or add-on minimum, environmental, use, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and gains tax, and (b) any interest, penalty, fine, assessment or addition to any of the foregoing.

“Third Party” shall mean any Person other than the Company, Parent or Merger Sub.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees, recording charges and other similar fees and charges incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement.

“Unvested Company PSU Award” means a Company PSU Award (or portion thereof) held by an employee of the Company that has not, as of immediately prior to the Effective Time, become vested in accordance with the terms and conditions thereof.

“Unvested Company RSU Award” means a Company RSU Award (or portion thereof) held by an employee or former employee of the Company that has not, as of immediately prior to the Effective Time, become vested in accordance with the terms and conditions thereof.

“Vested Company PSU Award” means a Company PSU Award (or portion thereof) that has, as of immediately prior to the Effective Time, become vested in accordance with the terms and conditions thereof, but only to the extent the underlying shares of Company common stock have not been delivered to the holder in respect thereof.

“Vested Company RSU Award” means a Company RSU Award (or portion thereof) that has, as of immediately prior to the Effective Time, become vested in accordance with the terms and conditions thereof, but only to the extent the underlying shares of Company common stock have not been delivered to the holder in respect thereof.

“Willful Breach” shall mean a material breach of this Agreement that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such action would, or would reasonably be expected to, result in or constitute such a material breach (it being agreed by the parties that Merger Sub’s failure to purchase all Company Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of this Agreement shall be deemed to be a “Willful Breach” by Parent and Merger Sub).

9.7 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Agreement	Preamble
Alternative Financing	6.16(b)(i)
Ancillary Documents	9.17
Antitrust Counsel Only Material	6.4(b)
Applicable Date	Article 4
Book-Entry Shares	3.2(b)(iii)

Cancelled Shares	3.1(c)
Certificate of Merger	2.2
Certificates	3.2(b)(ii)
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Bylaws	4.1(b)
Company Charter	4.1(b)
Company Disclosure Schedule	Article 4
Company Financial Statements	4.7(b)
Confidential Information	6.2(b)
Continuing Employee	6.7(a)
Company 401(k) Plan	6.7(e)
Company Leased Real Property	4.18(b)
Company Material Contract	4.13(a)
Company Notice Period	6.3(f)
Company Owned Real Property	4.1(a)
Company Permits	4.6(a)
Company Real Property Lease	4.18(b)
Company SEC Documents	4.7(a)
Company Shares	Recitals
Company Subsidiary	4.1(a)
Confidentiality Agreement	6.2(b)
Covered Persons	6.8(a)
D&O Insurance	6.8(c)
Debt Document	6.16(b)(i)
Debt Financing	5.12(a)
Dissenting Shares	3.3
Effective Time	2.2
Effects	9.6
Enforceability Exceptions	4.3
Equity Commitment Letter	Recitals
Equity Financing	5.12(a)
Exchange Fund	3.2(a)
Existing Indemnification Agreements	6.8(a)
Expiration Time	1.1(d)(i)
Financing	5.12(a)
Financing Letters	5.12(a)
Financing Purposes	5.12(b)
Independent Contractor	4.12(i)
Insurance Policies	4.21
Investor	Recitals
Investors	Recitals

Letter of Transmittal	3.2(b)(ii)
Merger Consideration	3.1(a)
Merger Sub	Preamble
New Plan	6.7(e)
Old Plans	6.7(e)
Option Consideration	3.4(a)
Outside Date	8.1(a)
Parent	Preamble
Parent Expenses	8.3(d)
Paying Agent	3.2(a)
Payoff Letter	6.14
PSU Consideration	3.4(c)
PSU Replacement Award	3.4(c)(ii)
Qualifying Termination	3.4(b)(ii)
Release	3.4(b)
Required Amount	5.12(b)
Rights Agreement Conditions	6.18
RSU Consideration	3.4(b)
RSU Replacement Award	3.4(b)(ii)
Section 16	6.10
Significant Company Subsidiary	4.1(a)
Solvent	5.10
Specified Stockholders	Recitals
Surviving Corporation	2.1(a)
Tender and Support Agreement	Recitals

9.8 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner that will achieve, to the maximum extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.10 Entire Agreement. This Agreement (together with the Exhibits and Company Disclosure Schedule and the other documents delivered pursuant hereto), the Tender and Support Agreements and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements (except the Confidentiality Agreement) and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

9.11 Assignment. This Agreement shall not be assigned by any party by operation of Law or otherwise without the prior written consent of the other parties; provided, that each of Parent and Merger Sub shall have the right, without the prior written consent of the Company, to assign all or any portion of their respective rights, interests and obligations hereunder to a wholly owned direct or indirect Subsidiary of Parent or to any of their respective Affiliates, or to any debt financing sources (including the Debt Financing Sources) for purposes of creating a security interest herein or otherwise assigning as collateral in respect of any debt financing (including the Debt Financing), but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement will be void ab initio.

9.12 No Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than (a) from and after the Effective Time, the right of the holders of Company Shares to receive the Merger Consideration, and the rights of the holders of Company Equity Awards to receive the consideration therefor, in accordance with the terms of this Agreement, (b) any Persons entitled to indemnification, advancement of expenses, exculpation or insurance benefits under the provisions of Section 6.8 following the Effective Time, with respect to such provisions and (c) as set forth in or contemplated by the terms of Section 8.2, Section 8.3 and Section 9.17. In addition to the foregoing, the Debt Financing Sources shall be third party beneficiaries of, and shall be entitled to enforce the provisions of Section 8.3 (solely to the extent that it relates to the Debt Financing Sources), the last sentence of Section 9.1, Section 9.11, this Section 9.12, Section 9.14, and Section 9.16 (in each case, solely to the extent that such section relates to the Debt Financing Sources). The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.

9.13 Mutual Drafting; Interpretation. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections” and “Annexes” are intended to refer to Sections of this Agreement and Annexes to this Agreement. The Company Disclosure Schedule and exhibits attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular Section or Article in which such words appear. All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. Disclosure of any item on the Company Disclosure Schedule by reference to any particular Section or Subsection of this Agreement shall be deemed to constitute disclosure with respect to any other Section or Subsection of this Agreement if the relevance of such disclosure to such other Section or Subsection is reasonably apparent on the face of such disclosure. Except as otherwise indicated, “made available”, “provided to” or terms of similar import mean (i) made available to Parent and its advisors in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement at least two Business Days prior to the date hereof, or (ii) as publicly filed or furnished by the Company with the SEC, in each case, at least two Business Days prior to the date hereof.

9.14 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided, however, that in any action brought against any of Parent’s Debt Financing Sources pursuant to this Agreement, the foregoing shall be governed by, and construed in accordance with, the laws of the State of New York, including its statutes of limitation, without giving effect to any choice of Law or conflict of Law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

(b) Each of the parties hereto irrevocably agrees that any Proceeding with respect to this Agreement and the rights and obligations arising in connection herewith or any claim or cause of action arising in connection with this Agreement or the negotiation hereof, and any Proceeding for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any other party hereto or its successors or assigns, will be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery does not have subject matter jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such Proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising from this Agreement or any of the transactions contemplated hereby or the negotiation hereof in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any Proceeding with respect to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve in accordance with this Section 9.14, (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the Proceeding in such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.5 and agrees that service made in such manner shall have the same legal force and effect as if served upon such party personally within the State of Delaware. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.14(c).

(d) Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that (i) it will not bring or support any Proceedings against the Debt Financing Sources arising out of or relating to this Agreement, including any dispute arising out of relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or Federal court and (ii) the provisions of this Section 9.14 relating to the waiver of jury trial shall apply to any such Proceedings. The provisions of this Section 9.14 shall be enforceable by each Debt Financing Source, its Affiliates and their respective successors and permitted assigns.

9.15 Counterparts. This Agreement may be signed in any number of counterparts, including electronic signature and transmission methods, including .PDF files or DocuSign, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall have received a counterpart hereof signed by the other party hereto. Until and unless the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall have received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format, or via DocuSign shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.16 Specific Performance.

(a) The parties hereto agree that if the Company, Parent or Merger Sub were to breach any of their respective obligations under this Agreement (including failing to take such actions as are required of them hereunder to consummate the Merger, the Offer and the other transactions contemplated hereby) in accordance with its specified terms or otherwise breach such provision, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and accordingly, prior to any valid termination of this Agreement in accordance with Section 8.1, subject to Section 9.16(b), (a) the parties shall be entitled to an injunction or injunctions to prevent or remedy breaches of this Agreement and to specific performance of the terms hereof, in each case in the Delaware Court of Chancery or, if such court shall not have jurisdiction, in any federal court located in the State of Delaware or any Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity, (b) the parties waive any requirement for the securing or posting of any bond or other security in connection with the obtaining of any specific performance or injunctive relief and (c) the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law. Subject to Section 8.3(f), either party’s pursuit of specific performance at any time will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by a party in the case of a breach of this Agreement involving Willful Breach or fraud.

(b) Notwithstanding Section 9.16(a) or anything in this Agreement or any Ancillary Document or otherwise to the contrary, and subject in all respects to this Section 9.16(b), in no event shall the Company or any Company Related Party (or any of the foregoing’s respective Representatives) be entitled to enforce or seek to enforce specifically Parent’s or Merger Sub’s obligation to cause all or any portion of the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) or otherwise cause Parent or Merger Sub to take action to consummate the Merger or the Offer (including the obligation to pay all or any portion of the Offer Price and/or the Merger Consideration) unless and only if: (i) with respect to the Offer, the consummation of the Offer, the payment of the Offer Price and the Equity Financing related thereto, all of the conditions to the Offer set forth in Annex A have been satisfied or waived (other than those conditions that by their nature are to be satisfied as of immediately prior to the Expiration Time, but subject to the fulfillment or waiver of such conditions as of immediately prior to the Expiration Time), (ii) with respect to the Merger, the payment of the Merger Consideration and the Equity Financing related thereto, all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), (iii) the Debt Financing (other than with respect to any revolving credit facility thereunder) has been received by Parent in full in accordance with the terms thereof, or the Debt Financing Sources have confirmed in writing to the parties hereto that the Debt Financing (other than with respect to any revolving credit facility thereunder) will be funded in full at the consummation of the Offer or the Closing, as applicable, if the Equity Financing is funded at the consummation of the Offer or the Closing, as applicable (provided that Parent and Merger Sub shall not be required to draw down the Equity Financing or consummate the Offer or the Closing, as applicable, if such Debt Financing is not in fact funded in full at the Closing), (iv) Parent and Merger Sub shall have failed to consummate the Offer in accordance with Article I or complete the Closing by the date the Closing is required to have occurred pursuant to Section 2.2, (v) the Company has irrevocably and unconditionally confirmed in writing to Parent that (A) if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur (and the Company has not revoked, withdrawn, modified or conditioned such confirmation) and (B) the Company is prepared, willing and able to effect the consummation of the Offer, the Closing and the other transactions contemplated by this Agreement and (vi) Parent and Merger Sub fail to consummate the Offer or complete the Closing, as applicable, within three Business Days after delivery of the Company’s irrevocable and unconditional written confirmation. Notwithstanding anything else to the contrary in this Agreement or any Ancillary Document or otherwise, for the avoidance of doubt, while the Company may, subject in all respects to Section 8.2, Section 8.3, this Section 9.16(b) and Section 9.17 (including, in each case, the limitations set forth therein), concurrently seek (x) specific performance or other equitable relief, subject in all respects to this Section 9.16(b), and (y) payment of monetary damages pursuant to clause (a) of the proviso in Section 8.2 or the Parent Termination Fee, if, as and when required pursuant to Section 8.3(c), under no circumstances shall the Company, directly or indirectly, be permitted or entitled to receive (1) both a grant of specific performance to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter), on the one hand, and payment of monetary damages and/or the payment of all or any portion of the Parent Termination Fee and/or any of the amounts, if any, as and when due, pursuant to Section 6.16(b)(ii) and Section 8.3(g), on the other hand, or (2) both payment of monetary damages, on the one hand, and payment of any of the Parent Termination Fee and/or any of the amounts, if any, as and when due, pursuant to Section 6.16(b)(ii) and Section 8.3(g), on the other hand.

9.17 Non-Recourse. Each party agrees, on behalf of itself and its Related Parties, that all Proceedings (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, any documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated herein (the “Ancillary Documents”), or any of the transactions contemplated hereunder or thereunder (including the Financing); (b) the negotiation, execution or performance of this Agreement or any of the Ancillary Documents (including any representation or warranty made in connection with, or as an inducement to, this Agreement or any of the Ancillary Documents); (c) any breach or violation of this Agreement or any of the Ancillary Documents; and (d) any failure of any of the transactions contemplated hereunder or thereunder (including the Financing) to be consummated, in each case, may be made only against (and are those solely of) the Persons that are, in the case of this Agreement, expressly identified as parties to this Agreement, and in the case of the Ancillary Documents, Persons expressly identified as parties to such Ancillary Documents and in accordance with, and subject to the terms and conditions of, this Agreement or such Ancillary Documents, as applicable. Notwithstanding anything in this Agreement or any of the Ancillary Documents to the contrary, each party agrees, on behalf of itself and its Related Parties, that no recourse under this Agreement or any of the Ancillary Documents or in connection with any of the transactions contemplated hereunder or thereunder (including the Financing) will be sought or had against any other Person, including any Related Party and any Debt Financing Sources, and no other Person, including any Related Party and any Debt Financing Sources will have any liability or obligation, for any claims, causes of action or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), it being expressly agreed and acknowledged that no personal liability, obligation or losses whatsoever will attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d), in each case, except for claims that the Company, Parent or Merger Sub, as applicable, may assert (subject, with respect to the following clauses (ii) and (iii), in all respects to the limitations set forth in Section 8.2, Section 8.3 and this Section 9.17) (i) against any Person that is party to, and solely pursuant to the terms and conditions of, the Confidentiality Agreement or a Tender and Support Agreement, (ii) against each Investor for specific performance of its obligation to fund its committed portion of the Equity Financing solely in accordance with, and pursuant to the terms and conditions of, Section 6 of the Equity Commitment Letter or (iii) against the Company, Parent or Merger Sub solely in accordance with, and pursuant to the terms and conditions of, this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

BALMORAL SWAN PARENT, INC.

By:	/s/ Jonathan A. Victor
Name: Jonathan A. Victor
Title: Authorized Person

BALMORAL SWAN MERGERSUB, INC.

By:	/s/ Jonathan A. Victor
Name: Jonathan A. Victor
Title: Authorized Person

TRECORA RESOURCES

By:	/s/ Patrick D. Quarles
Name: Patrick D. Quarles
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex A

Conditions to the Offer

Notwithstanding any other provision of the Offer, but subject to compliance with the terms and conditions of that certain Agreement and Plan of Merger, dated as of May 11, 2022 (the “Agreement”) by and among Balmoral Swan Parent, Inc., a Delaware corporation (“Parent”), Balmoral Swan MergerSub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Trecora Resources, a Delaware corporation (the “Company”) (capitalized terms that are used but not otherwise defined in this Annex A shall have the respective meanings ascribed thereto in the Agreement), and in addition to (and not in limitation of) the rights and obligations of Merger Sub to extend the Offer pursuant to the terms and conditions of the Agreement, Merger Sub shall not be required to accept for payment (and shall not accept for payment) or, subject to any applicable rules and regulations of the SEC (including Rule 14e-1(c) promulgated under the Exchange Act (relating to the obligation of Merger Sub to pay for or return tendered Company Shares promptly after termination or withdrawal of the Offer)), pay (and shall not pay) for any Company Shares that are validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Time, and may extend, terminate or amend the Offer, in each case only to the extent provided by the Agreement, in the event that, as of immediately prior to the Expiration Time (A) the Minimum Condition shall not have been satisfied; or (B) any of the following shall have occurred and continue to exist:

(1) any Governmental Entity of competent and applicable jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Company Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Company Shares by Parent or Merger Sub, or the Merger, or (ii) issued or granted any Order that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Company Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Company Shares by Parent or Merger Sub, or the Merger;

(2) (i) the representations and warranties of the Company set forth in Section 4.2(a) and Section 4.2(b) shall not be true and correct in all respects as of the Capitalization Date, except for de minimis inaccuracies, (ii) the representations and warranties of the Company set forth in the second and third sentences of Section 4.1(a) (without giving effect to any “Company Material Adverse Effect” qualifier set forth therein) and Section 4.2 (other than Section 4.2(a) and Section 4.2(b)) shall not be true and correct in all material respects on the date hereof and at and as of immediately prior to the Expiration Time, as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), (iii) the representations and warranties of the Company set forth in the first sentence of Section 4.1(a) (without giving effect to any “Company Material Adverse Effect” qualifier set forth therein), and the representations and warranties of the Company set forth in Section 4.3 and Section 4.22 shall not be true and correct in all respects on the date hereof and at and as of immediately prior to the Expiration Time, as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), and (iv) any other representation and warranty of the Company contained in Article 4 of the Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) shall not be true and correct in all respects at and as of immediately prior to the Expiration Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), except where the failure to be so true and correct would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(3) the Company shall have failed to comply with or perform in all material respects its agreements, obligations and covenants required to be complied with or performed by it prior to the Expiration Time under the Agreement and such failure to comply or perform shall not have been cured by the Expiration Time;

(4) since the date of the Agreement, there shall have been any Effect that has had or would reasonably be expected to have a Company Material Adverse Effect;

(5) the Company shall not have delivered to Parent and Merger Sub a certificate, signed on behalf of the Company by its chief executive officer, certifying that the conditions set forth in clauses (2), (3) and (4) shall not have occurred and be continuing as of immediately prior to the Expiration Time;

(6) the Agreement shall have been terminated in accordance with its terms (the “Termination Condition”); or

(7) any waiting period (or any extension thereof) under the HSR Act applicable to the Transactions shall not have expired or been terminated.

The foregoing conditions are for the sole benefit of Parent and Merger Sub, may be asserted by Parent or Merger Sub and may be waived by Parent or Merger Sub in whole or in part at any time and from time to time in the sole discretion of Parent or Merger Sub, subject in each case to the terms of the Agreement and the applicable rules and regulations of the SEC, and except for the Minimum Condition and the Termination Condition (each of which may only be waived with the prior written consent of the Company). The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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